EXHIBIT 99.1

CORDERO PROJECT MINERAL RESOURCE
CHIHUAHUA, MEXICO
TECHNICAL REPORT

Prepared For:

LEVON RESOURCES, LTD.
VANCOUVER, BC

Prepared By

INDEPENDENT
MINING CONSULTANTS, INC.

TUCSON, ARIZONA

JULY 2011

Herbert .E. Welhener, MMSA-QPM
Qualified Person

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report July 2011

Date and Signature Page

This report is current as of 4 August 2011.

04 August, 2011
Herbert E. Welhener	Date
MMSA-QPM

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report July 2011

TABLE OF CONTENTS

1.0	SUMMARY
	1.1	Location and Mineral Rights .		1-1
	1.2	Geology		1-2
	1.3	Exploration and Drilling		1-3
	1.4	Mineral Resource .		1-4
	1.5	Conclusions and Recommendations .		1-6

2.0	INTRODUCTION			2-1

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Mineral Concession and Agreements with Surface Owners .		4-1
		4.2.1	Mineral Rights	4-1
		4.2.2	Surface Exploration Rights .	4-6
	43.	Other Considerations .		4-6

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Topography, Climate and Physiography		5-1
	5.2	Vegetation		5-1
	5.3	Accessibility		5-1
	5.4	Local Resources and Infrastructure		5-1

6.0	HISTORY			6-1
	6.1	Coro Minera Exploration Activities .		6-1
	6.2	Levon Early Exploration Activity .		6-2

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Local Geology		7-2
		7.2.1	Cordero Porphyry Belt Geology	7-3
		7.2.2	Porfido Norte Belt Geology .	7-8
	7.3	Mineralogy of the Deposits .		7-8
		7.3.1	Cordero Porphyry Belt Mineralization	7-8
		7.3.2	Cordero Porphyry Belt Alteration .	7-13

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8.0	DEPOSIT TYPES		8-1

9.0	EXPLORATION		9-1

10.0	DRILLING		10-1
	10.1	Core Handling Procedures	10-3
	10.2	Drill Hole Database	10-3

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY		11-1

12.0	DATA VERIFICATION		12-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING		13-1

14.0	MINERAL RESOURCE ESTIMATE		14-1
	14.1	Drilling Data	14-1
	14.2	Distribution of Mineralization, Variograms and Geology	14-5
	14.3	Resource Block Model	14-13
	14.4	Resource Classification	14-16
	14.5	Mineral Resource Tabulation	14-19

15.0	MINERAL RESERVE ESTIMATES		14-19

16.0 – 22.0 Sections 16 thru 22 do not apply at this time.			15-1

23.0	ADJACENT PROPERTIES		23-1

24.0	OTHER RELEVANT DATA AND INFORMATION		24-1

25.0	INTERPRETATION AND CONCLUSIONS		25-1

26.0	RECOMMENDATIONS		26-1

APPENDICIES
		A – List of Drill Hole Collars and Down Hole Surveys	A-1/A-30
		B – Drill Hole Intervals Announced by Levon	B-1/B-10
C – Review of Cordero Blank, Standard and Twin Assays, March 2011

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report July 2011

LIST OF TABLES

1-1	Cordero Mineral Resource	1-5
4-1	Cordero Lode Mining Claim List and Optioned Claims Obligations	4-5
12-1	Summary of Check Assay Results	12-2
14-1	Drilling Assaying Statistics	14-1
14-2	Assay Grade Statistics	14-2
14-3	10m Bench Composite Grade Statistics	14-2
14-4	Mean Grades by Rock Type, March 2011	14-8
14-5	NSR inputs	14-20
14-6	Cordero Mineral Resource	14-22
25-1	Cordero Initial Mineral Resource	25-1
26-1	Itemized Phase 4 Exploration Budget (US Dollars)	26-4

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LIST OF FIGURES

1-1	Cordero Project Location	1-1
1-2	Map of Identified Porphyry Belts	1-7
4-1	Cordero Project Location	4-2
4-2	Cordero Project and Perla Claim Map	4-3
4-3	Optioned Claims Map	4-4
5-1	Cordero Location and Access	5-3
6-1	Map of Identified Porphyry Belts	6-3
7-1	Regional Geology of the Cordero Project	7-1
7-2	Cordero Project Geology, Porphyry Belts and Land	7-2
7-3	Surface Geomorphology of Partially Eroded Mineralized Tertiary Volcanos	7-3
7-4	Simplified Geologic Map of the Cordero Porphyry Belt and Nomenclature of this Report	7-3
7-5	Current Porphyry Belt Longitudinal Exploration Targeting Cross Section	7-4
7-6	Explanation for Figure	7-5
7-7	Diatreme Breccia Type Mineralization	7-9
7-8	Manto Replacement Mineralization After Limestone	7-10
7-9.1	Porphyry Style Mineralization	7-11
7-9.2	High Grade Vein Type Mineralization	7-12
9-1	Map of Identified Porphyry Belts	9-1
9-2	Cordero Drill Hole Index Map of Three Phases of Core Drilling	9-2
10-1	Drill Hole Locations	10-2
12-1	ActLabs Checks versus Chemex Original Assays for Gold – Batches 1-4	12-4
12-2	ActLabs Checks versus Chemex Original Assays for Silver – Batches 1-4	12-5
12-3	ActLabs Checks versus Chemex Original Assays for Lead – Batches 1-4	12-6
12-4	ActLabs Checks versus Chemex Original Assays for Zinc – Batches 1-4	12-7
14-1	Drillhole Locations	14-3
14-2	Log Transformed Probability Plots of Gold, Silver, Lead and Zinc	14-4
14-3	Recovered Value – Thickness Product Using 10m Bench Composites	14-6
14-4	North-South Section at 442,600E – Recovered Value ($/t) for 10m Drillhole Composites	14-7
14-5	Gold Variogram	14-9
14-6	Silver Variogram	14-10
14-7	Lead Variogram	14-11

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List of Figures Continued

14-8	Zinc Variogram	14-12
14-9	Block Model North-South Section at 442,600E Showing Recovered Value Ranges	14-14
14-10	Block Model Plan Map of the 1400 Bench Showing Recovered Value Ranges	14-15
14-11	Resource Classification of Estimated Blocks on 1400 Bench	14-17
14-12	Kriging Variance Versus Number of Drillholes used for Grade Estimate	14-18
26-1	Cordero Porphyry Belt – Phase 4 Drill Targets	26-2
26-2	Index Map of Exploration Areas	26-3

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1.0     SUMMARY

The Cordero Project Mineral Resource Technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on June 21, 2011.

1.1     Location and Mineral Rights

The Cordero Project is located in the Sate of Chihuahua in north central Mexico approximately 180 kilometers (km) south of the city of Chihuahua and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 1-1).

The Cordero Project consists of two land positions covering the Cordero Project claims property and the Perla claims property located 5 km to the south of the Cordero Project (blue outlines on Figure 1-2 and Figure 4-2). The mineral rights have been secured by staking contiguous lode claims (concesionas mineras) that cover approximately 19,884 hectares in Cordero and 435.1 hectares in Perla. Additionally, at the Cordero Project two parcels of in lying lode claims that are under option for purchase agreements, including the Herrara and Jandrina agreements (Figure 4-3). The staked claims and option agreements are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon. A single lode claim, Aida, (15.8 hectares) remains under negotiation for consolidation of the entire district minerals rights. This claim is show in blue (under negotiation) in Figure 4-3.

Figure 1-1  Cordero Project Location

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1.2     Geology

The Cordero Project is situated about 20 kilometers east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province.

The local geology is summarized as isolated, slightly eroded, tertiary volcanoes, associated diatreme breccia complexes, underlying hypobyssal tertiary igneous stocks, and thin volcanics cut and overlay an open folded, Cretaceous marine limestone shelf sequence. Mappable north south trending Basin and Range normal faults, (offset with minimal, less than 10 meters displacements) offset bedded volcanics occasionally, but most of the igneous rocks appear not to have been offset or tilting by post volcanic faults. Quaternary erosion dissected the terrain as much as 100-200 meters in river valleys, but has not dissected many of the constructional volcanic ridges and volcanic centers in the region. Some constructional volcanic topography is preserved within and around the tertiary volcanoes.

The Tertiary intrusive centers and associated volcanoes are mostly focused in two northeast trending belts along synvolcanic northeast trending faults and fractures. Levon exploration to date has centered in the Cordero Porphyry Belt (Belt) in a southern area of the Cordero claim block. Reconnaissance mapping as also defined the parallel Porfido Norte Belt 10 kilometers (km) to the north. The Perla Felsic Dome Complex appears to be an isolated volcanic edifice preserved 5 km to the south.

Silver, gold, zinc, lead, copper, and molybdenum mineralization are associated with some of the felsic tertiary stocks and related felsic volcanic domes and diatreme breccia complexes, and their contact zones. Mineralization appears to have occurred at and near the tertiary volcanic paleosurface.

Based on the reconnaissance mapping and drill hole logging, Levon have reached the current conclusions regarding the geology and mineralization at Cordero.
1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Belt.
	●	Igneous intrusive centers are progressively deeper toward the southwest
	●	Stockwork veined, Cu, Mo mineralized granodirorite porphyry rocks are exposed in outcrop in the northeast end of the Belt (Sanson Stock) and
	●	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Belt 15 km to the southwest (Molina de Viento Caldera & Diatreme Complex).
2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets and metal zoning patterns:

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	●	Shallow porphyry targets to the NE
	●	Shallow diatreme targets to the SW with associated porphyry targets at depth.
3.	Metal zoning patterns through the strike of the Belt and range from:

●	Mo, Cu to the northeast with
●	Ag, Au, Zn, Pb increasing to the southwest and
●	Au, as increasing further to the southwest as reflected in surface prospects, soils data, drill hole and rock sampling data.

1.3	Exploration and Drilling

Levon began its exploration during February 2009 under a joint venture agreement (JV) with Valley High Ventures, Ltd (VHV). Large scale, early reconnaissance mapping by Levon lead to the re-staking of all available lands in August 2009, which doubled the land position to about 20,000 hectares. The staking was guided by geologic mapping, which defined the existence of two large scale belts of porphyry mineralization showings the Porfido Norte Belt and the Cordero Porphyry Belt (Figure 1-2).

The Cordero mineral resource is based exclusively on Levon core drilling data through hole number C11-160. The core drilling was conducted by HD Drilling, Mazatlan, Mexico on a contract basis using best drilling industry practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

The drilling has been conducted in three phases with the third phase still on going. A fourth phase is planned to begin later in 2011 and continue through the end of 2012. Phase 4 goals are:

1)  Complete the delineation drilling of the current resource.
2)  Drill at least two discovery holes in outlying, mine-scale bulk tonnage targets.
3)  Expand the engineering studies on the deposits to better characterize metallurgy and other engineering characteristics of the deposits.

Levon has budgeted to spend US$28 million on the Phase 4 work by the end of 2012 and currently has the funds available.

To accomplish these goals, 130,000 m of core drilling is planned along with the supporting exploration work required for target definition, acquisition of an expanded exploration permit (in progress). The expansion of engineering and mine planning studies (metallurgy; water, power etc.) will continue by M3 Engineering and Technology and IMC.

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Levon exploration will be focused in the Cordero Porphyry Belt within existing targets as part of the Phase 4 drilling. This will include the outlying mine scale exploration targets and the Cordero Porphyry Belt. In addition during the Phase 4 drilling, Levon will begin defining targets in the Perla Felsic Dome, the Diatreme Complex and in the Porfido Norte Belt.

1.4     Mineral Resource

The Cordero mineral resource estimate developed by IMC for Levon is based on 160 drill holes completed through June 1, 2011. Drilling is on going on the property to evaluate extensions to the deposits and add infill drilling. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent porphyry zone to the east and north of Pozo (both within the Cordero Porphyry Belt). The ongoing drilling indicates that other deposits in the district could be developed to have a mineral resource associated with them, but currently it is too premature to consider developing a mineral resource for them.

The mineral resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an ordinary kriged resource block model. The mineral resource contains 521.6 million tonnes (MT) containing 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc and 2.9 Blbs lead based on a USD $6.00/tonnes (T) net smelter return (NSR) cutoff.

The mineral resource is based on 64,771 meters (m) of drilling in 160 core holes of which 64,694 m have been assayed in predominately 2 m lengths. The assay intervals are composited into 10m bench height lengths for silver, gold, zinc and lead, which are estimated into a block model by ordinary kriging. A net smelter return (NSR) value is calculated for each model block based on the metal grades and estimates of process recovery, concentrate terms and the metal prices of $25.00/oz silver, $1.00/lb for both zinc and lead. Gold was not included at this time into the NSR value as the average grade is potentially too low for payment by the smelters of the zinc or lead concentrates. It needs to be noted that there are areas within the deposits which have higher gold grades for which payment could be received. This needs to be evaluated in further detail as the project moves forward. The mineral resource is summarized on Table 1-1 at the $6.00/t NSR cutoff and higher cutoffs to show the distribution of the mineral resource within the deposits.

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Table 1-1
Cordero Mineral Resource

		Pozo de Plata Area (Includes Josefina)						Porphyry Zone					Combined Areas
NSR
Cutoff, $/t	Resource Class	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

$6 .00	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49	521.56	18.54	0.054	0.25	0.46
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47	200.85	21.66	0.035	0.27	0.49

$10.00	Indicated	188.89	25.59	0.089	0.33	0.54	126.21	22.13	0.034	0.33	0.64	315.11	24.20	0.067	0.33	0.58
	Inferred	21.91	24.17	0.055	0.35	0.70	168.41	22.07	0.033	0.27	0.47	190.32	22.31	0.036	0.28	0.50

$15.00	Indicated	107.99	32.98	0.112	0.43	0.66	62.73	29.44	0.038	0.45	0.83	170.72	31.68	0.085	0.44	0.72
	Inferred	12.90	30.54	0.060	0.45	0.88	52.59	44.81	0.041	0.52	0.83	65.48	42.00	0.045	0.51	0.84

$20.00	Indicated	65.51	39.75	0.135	0.52	0.76	34.63	36.73	0.042	0.56	1.00	100.14	38.71	0.103	0.53	0.84
	Inferred	6.60	39.66	0.066	0.59	1.12	35.47	56.19	0.043	0.61	0.97	42.06	53.60	0.047	0.61	0.99

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report July 2011	1-6

1.5     Conclusions and Recommendations

It is IMC’s conclusion that the initial mineral resource presented in Table 1-1 is a reasonable estimate of the Cordero mineral resource. IMC recommends that work be continued on the Cordero project to further delineate the size and scope of the mineralization as it is currently open in many directions. As the present Phase 3 drilling is currently being completed, Phase 4 is being planned as a seamless continuation of the Cordero exploration program. Phase 4 goals are:

1)	Complete the delineation drilling of the current resource.
2)	Drill at least two discovery holes in outlying, mine-scale bulk tonnage targets.
3)	Expand the engineering studies on the deposits to better characterize metallurgy and other engineering characteristics of the deposits.

Upon the completion of the 130,000 m of core drilling planned for Phase 4, IMC recommends that the mineral resource estimate be updated.

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Figure 1-2  Map of Identified Porphyry Belts

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2.0     INTRODUCTION

The Cordero Project Mineral Resource Technical report is prepared for Levon Resources, Ltd (Levon) of Vancouver, BC by Independent Mining Consultants, Inc. (IMC) of Tucson, Arizona. This report is prepared in support of the mineral resource for the Cordero Project announced by Levon on June 21, 2011.

The geology, background information and drill hole information used for the preparation of the mineral resource and this technical report was provided to IMC by Levon. IMC has not verified all of the provided data but has no reason to believe that it is not of industry standard quality.
Input data for the net smelter return (NSR) calculation done by IMC was provided by M3 Engineering and Technology Inc. (M3) based on its experience on similar polymetalic deposits.

All units of measure are metric (except where identified as different) and all currency is US dollars (except where noted as Canadian dollars).

Herb Welhener, Vice President of IMC is the qualified person for the mineral resource estimate and this technical report. Mr. Welhener has not yet made a personal inspection of the property due to unforeseen schedule conflicts. He has scheduled a visit for August 7 – 9, 2011.

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3.0     RELIANCE ON OTHER EXPERTS

IMC has relied on C. Victor Chevillon (M.A, C.P.G.), Vice President and Director of Levon Resources, Ltd. for much of the geology, background information and history of the Cordero Project. Levon has provided all of the claim and land position information which IMC has not independently verified, but has no reason to believe any of it is in dispute. The drill hole data base is provided by Levon which IMC has not checked in detail but has found and corrected some inconsistencies within it. IMC has received original assay certificates as part of the QA/QC data. These certificates came from a second lab sample preparation and assaying of course rejects and provides checks on the original assays.

M3 Engineering & Technology, Inc. (M3) of Tucson, Arizona provided input to the calculation of the net smelter return (NSR) values. These inputs are based on M3’s experience with similar polymetalic deposits. IMC calculated an NSR value to the mineral resource block model in order to segregate the mineral resource by NSR cutoff grades.

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4.0     PROPERTY DESCRIPTION AND LOCATION

4.1     Location

The Cordero Project is located in the State of Chihuahua in North Central Mexico approximately 180 km south of the city of Chihuahua, and approximately 35 km northeast of the mining town of Hidalgo del Parral (Figure 4-1).

The current land use is ranching and some agriculture with corn and sorghum being the principal crops. Underground operations mining high grade veins exist in the district.

4.2     Mineral Concession and Agreements with Surface Owners

4.2.1  Mineral Rights

The Cordero Project consists of two land positions covering the Cordero Project claims property and the Perla claims property located 5 km to the south of the Cordero Project (Figure 4-2). The mineral rights have been secured by staking contiguous lode claims (concesionas mineras) that cover approximately 19,884 hectares in Cordero and 435.1 hectares in Perla. Additionally, at the Cordero Project two parcels of in lying lode claims that are under option for purchase agreements, including the Herrara and Jandrina agreements (Figure 4-3).

The staked claims and option agreements are owned by Minera Titan, S.A. de C.V. (Minera Titan), a wholly owned Mexico subsidiary company of Levon Resources, Ltd. Claims, obligations, and optioned agreement payments are summarized in Table 4-1.

A single lode claim, Aida, (15.8 hectares) remains under negotiation for consolidation of the entire district minerals rights. This claim is show in blue (under negotiation) in Figure 4-3.

The Perla claims which are 5 km south of Cordero Project claims are awaiting final recording by the Mexican Department of Mines (Figure 4-2). The Perla claim, (Title number 228056) is also 100% owned by Minera Titan. A single contiguous claim at Perla covering 100 hectares is under negotiation to increase the claim block size.

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Figure 4-1 Cordero Project Location

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Figure 4-2 Cordero Project and Perla Claim Map

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Figure 4-3  Cordero Project – Optioned Claims Map

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Table 4-1  Cordero Lode Mining Claim List and Optioned Claims Obligations

Table 1: Levon Resources Ltd. Mexican Cordero Properties January 6, 2011
Project	State	Company	Claim Name	Title No.	Area (ha)	Ownership	Option Payment	Mining Taxes	Assessment Filing	Additional Notes
Cordero	Chihuahua, MX	Minera Titan S.A. de C.V. Mexico: 28191*1	Sansón	230434	7,510.8325	100% Titan (underlying 2% NSR to Apex)	n/a	Paid to December 31, 2010	Complete to May 2011	Titan II (Formally Irmita) and Peral acquired in public auction in October 2010. Survey work filed for both Titan II and Perla. San Pedro purchased (100%) from Cordilleras in 2010.
			Sansón I	231280	950.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Sansón II	231281	400.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Sansón fracción 1	228104	0.0763		n/a	Paid to December 31, 2010	Complete to May 2011
			Sansón fracción 2	228105	0.0906		n/a	Paid to December 31, 2010	Complete to May 2011
			Titán	235089	1,700.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Titán I	235090	8,150.0000		n/a	Paid to December 31, 2010	Complete to May 2011
			Titán II	16/39514*	100.0000		n/a	No taxation until titled	No assessment until titled
			Perla	16/39609*	400.0000		n/a	No taxation until titled	No assessment until titled
			San Pedro	215161	1.9422		n/a	Paid to December 31, 2010	Complete to May 2011
			Unif. Cordero	171994	218.8613	Held under option by Titan to acquire 100% interest from Jandrina, S. de R.L. (Fernando Riscon)
$150,000 (due Feb. 21, 2011)
$220,000 (due Feb. 21, 2012)
$1,470,000 (due Feb. 21, 2013)
2% NSR; up to 1% can be purchased at a rate of US$500,000 per 0.5%; (optionee retains first right of refusal on remaining NSR).
								Paid to December 31, 2010	Complete to May 2011	San Octavio subject to the JV paying a debt to be deducted from the February 20, 2011 option payment. Survey work filed for Todos Santos
			Argentina	179438	3.9140			Paid to December 31, 2010	Complete to May 2011
			Catas de Plateros	177836	2.0000			Paid to December 31, 2010	Complete to May 2011
			Sergio	214655	9.8172			Paid to December 31, 2010	Complete to May 2011
			El Santo Job	213841	155.5708			Paid to December 31, 2010	Complete to May 2011
			Todos Santos	16/45751*	2.5042			No taxation until titled	No assessment until titled
			Josefina	172145	6.0750	Held under option by Titan to acquire 100% interest from Mr. Elroy Herrera	$150,000 (due Feb. 21, 2011) $300,000 (due Feb. 21, 2012) $1,500,000 (due Feb. 21, 2013) 1% NSR (optionee retains first right of refusal on remaining 1% NSR)	Paid to December 31, 2010	Complete to May 2011	Berta claim has an attached debt to be paid by vendor of P$386,000 (~US$30,000); this is to be paid by the JV and then deducted from the Feb/2011 payment
			Berta	182264	16.5338			Paid to December 31, 2010	Complete to May 2011
			La Unidad dos	212981	175.7555			Paid to December 31, 2010	Complete to May 2011
			La Unidad	178498	78.2960			Paid to December 31, 2010	Complete to May 2011
			San Octavio	165481	2.0000	Fernando Riscon	n/a	Paid to December 31, 2010	N/A (<10 ha total area)	San Octavio Claim has a P$447,624.72 debt attached to it; Riscon has agreed to transfer the claim for payment of the debt (+16% VAT), or a total of P$519,244.68.
TOTAL AREA (All Tenures) 19,884.2694 ha * Application Number (title number provided when tenure granted)

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4.2.2  Surface Exploration Rights

Surface exploration rights for Cordero claims are maintained by separate signed and notarized transferrable agreements between Minera Titan, three private ranches, and the San Juan Ejido that cover the claims. The agreements are transferable. The agreement payment schedules are summarized in Table 4-1.

At Perla, the surface exploration rights for the claim block are covered by two ranches. Ranch owners have provided verbal permission and gate keys for exploration access. A formal agreement to be notarized is currently under negotiation with ranch owners.

4.3     Other Considerations

There are no known environmental liabilities associated with the properties. There exist some small scale mining operations which would cease if the project were to develop into a large mining operation.

All required permits to conduct exploration and drilling are up to date.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report July 2011	5-1

5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Cordero project area is located in the southern part of the state of Chihuahua in northern Mexico and is easily accessible by State Highway 24 from Chihuahua or Hidalgo Del Parral. The main project access is by the eastern secondary ranch road located one hundred meters north of the State Highway kilometer marker 150. The access road is maintained by Levon and leads 10 km to the Levon field office and core shed near the center of the Cordero project (Figure 5-1).

5.1     Topography, Climate and Physiography

The Cordero and Perla topography is gently rolling ranch land with elevations that range from 1,500 to 1,700 m and average 1,600 m.

The project area is located in the semiarid climatic zone of northeastern Mexico with an average annual rainfall of about 20cm which mostly falls in the months of July, August and September. Average temperature ranges between 1°C to 21°C in January and 18°C to 35°C in June. Work within the project area can be carried out year round with only occasional four wheel drive vehicles required for access during wet periods of the summer rainy season.

5.2     Vegetation

The dominant vegetation consists of xerophytes scrub, but with sparse grassland. Cattle ranching is the dominant industry of the region with local areas of corn and sorghum production.

5.3     Accessibility

Chihuahua is the nearest metropolitan city which is 3 hours north on Highway 25, and has the closest international airport. Torreon is a city 5 hours southeast and also has an international airport as well as smelting facilities. A well maintained, private airport with a 9,000 ft. paved landing strip suitable for jet traffic is located 25 km south of Cordero at Allende along the Parral Jimenez highway.

5.4     Local Resources and Infrastructure

Hidalgo del Parral is the nearest town and logistical center. Parral is one of Mexico’s oldest mining towns with a population of 120,000. Parral is a source of both skilled and semiskilled labor force that are mine oriented for exploration and for mining purposes, as well as the nearby mining centers of Santa Barbara and San Francisco del Oro.

Small scale artisanal underground mining with contract miners are working for owners of the Herrara and Jandrina optioned claims under the Minera Titan option agreements. The artisan scale mines are centered on high grade silver veins about the Cordero felsic volcanic dome in the southeastern part of the property.

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Water is available from wells and abandoned mine shafts within the project area that pierce the water table from depths of 50 m to 80 m. Currently, Levon uses these sources for drill water.

A two-tower hydroelectric transmission line crosses the southern part of the Cordero property and is within six kilometers of the Cordero Project. The power is sourced from a hydroelectric plant 20 km north of Cordero. A second power line along State Highway 24, 10 km to the east of the property, was constructed by the State of Chihuahua in 2010. Levon is studying the amount of available power from these sources for when large scale mining operations commence at Cordero.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report July 2011	5-3

Figure 5-1  Cordero Location and Access

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6.0     HISTORY

The small scale, shaft entry, surface open stopes and underground mining of narrow (1 meter widths) high grade Ag, Au, Zn, Pb veins date back to the 17th century. There are about 40 shallow shafts at Cordero of which about six are currently being mined. Some of the mine dumps constitute mineable ore that is hand sorted and shipped along with current underground production to the community mill just south of Hidalgo del Parral. The mined ore is and has been, mostly hand sorted direct shipping material. Remnants of a single 6 cell floatation mill built by Asarco remain at La Ceniza mine, but no tailings exist, which indicates limited mill use before the mine closed.

The district has a reputation for abundant underground water and pumping efforts are evident at La Ceniza and South Shaft mines, which were unsuccessful according to local miners. The local miners report that most of the shafts penetrate to the water table at depths of 50-80 m and most go no deeper. There are no reliable historical production mining records known.

Prior to the present Levon exploration program for bulk tonnage silver (Ag), gold (Au), zinc (Zn) and lead (Pb) deposits, modern exploration has focused on:

1.	Narrow, high grade vein and intrusive contact deposits within the Cordero Dome and La Ceniza Stock.

2.
Bulk tonnage porphyry copper (Cu) and molybdenum (Mo) potential within and near the Sanson stock at the northeast end of the Cordero Porphyry Belt and skarn and porphyry Cu deposits in the southwestern most stock of the Porfida Norte Belt by Penoles in 2000.

Available exploration records for the above study are incomplete, though recently Levon has gained access to some of the Penoles porphyry exploration results. The following summary relies on local miner reports and piecing together some past drill core and hole locations that have been found at the property.

6.1     Coro Minera Exploration Activities

Francisco Armenta and Juan Manuel Viveros, exploring in Mexico for Coro Minera, a wholly owned subsidiary of Valley High Ventures, Ltd. first recognized in 2006, the possible silver and porphyry related bulk tonnage potential of the Cordero mineralized area. This was based on a property examination which followed up on a description of the mineralization from industry contacts. It took a year to negotiate agreements with claim owners and surface rights agreements over the main part of the historical district. At about the same time the agreements were concluded, the surrounding land came open to staking, and it was staked by Coro Minera.

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From 2007 to 2008, Coro Minera completed geologic mapping, rock sampling, a soils grid and a series of five trenches centered over the Sanson Stock, La Ceniza Stock, and the Cordero Dome. Coro Minera compiled the available project data and located some of the existing drillhole collars in the field. They also found and cataloged historical core stored in various adobe mine buildings around the property. The salvaged core was scientifically re-boxed, preserving the core run blocks and remarking the new boxes to match the original boxes when possible. The historical core was relogged and it was discovered that much of the core was not split, even though it was mineralized with megascopic sphalerite and galena, veins, crackle breccias, including polylilithic clast breccias and disseminations. Logging also revealed there were large gaps of missing core in many of the salvaged core holes.

Coro Minera split and sampled the remaining historical core and documented several wide bulk tonnage intercepts of Ag, Au, Zn, Pb mineralization, which they interpreted as evidence of bulk tonnage deposit potential. Geologic tours by Valley High Ventures (VHV) management of some of the rare cross cuts among veins in the accessible underground mine workings lead to the impression that no mineralization was present in wall rocks adjacent to the veins (Juan Manuel Veveos, personal communication to Vic Chevillon, February, 2009).

By 2009, VHV dropped about 50% of the staked mining claims and later decided to seek a joint venture partner for the property to carry on exploration. VHV submitted a brief property summary to Levon Resources Ltd. (Levon) in early January, 2009. Levon negotiated the framework of a joint venture agreement on the basis of the report and conducted a two day field visit January 16 and 17, 2009.

6.2      Levon Early Exploration Activity

On January 16, Levon recognized potential porphyry controls on outcropping Ag, Au, Pb, Zn mineralization, in the historical core and on several of the historical mine dumps. The main part of the district appeared to be hosted by a felsic volcanic dome with at least one poorly exposed mineralized stock to the northeast in the area now named the Sanson Stock (Figure 6-1). The existence of a possible porphyry belt was also projected, based on the large scale geology reconnaissance around the mine workings.

On January 17, 2009, Levon recognized diatreme breccia in isolated outcrops in an arroyo near a water well where reports of visible silver minerals by a local miner who had deepened a well by hand to reach water. Fine grained galena and sparse galena veins were exposed in the well spoils pile. Outcrops in an arroyo within 10 m of the water well expose breccias that are cut by limonite stained, rusty weathering carbonate, and quartz veinlets. The breccias exhibit diagnostic diatreme breccia textures and appear mineralized (Chevillon, 2009). The breccias contain polylithic clasts (rhyolite, dacite, limestone, limey mudstone), which are poorly sorted and set in a similar matrix material that grades to rock flour sized particles. The outcrops had not been visited, mapped or sampled by VHV. Diatreme breccias are key mineralized host rocks types, (as noted at other recent Mexican bulk tonnage deposits). The geology of the Cordero outcrops in the projected porphyry belt geologic setting recognized the previous day lead to the ultimate recommendation for Levon to pursue a Joint Venture (JV) on the property.

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Levon and VHV completed the JV negotiation and signed a letter of agreement and Levon returned to the property by February 4, 2009 and began JV fieldwork. Levon was the project operator controlling how all exploration monies were spent (by a verbal understanding with VHV) from February 4, 2009.

Figure 6-1  Map of Identified Porphyry Belts

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	7-1
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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Cordero Project is situated about 20 kilometers east of the eastern most foothills of the Sierra Madre Occidental Volcanic Province within a western corridor of the Basin and Range Province which usually displays minimal offset (<10 m) in Basin and Range normal faults (Figure 7-1). Levon reconnaissance and geologic traverses established that about 40 kilometers further east of Cordero, block faulting with 1,000 plus meters vertical displacements occur.

A CHIHUAHUA
VALLE DE ZARAGOZA
CORDERO
AGUA FRIA
EL DORADO
STA. CRUZ DE VILLEGAS
NATURGNIA
HIDALGO DEL PARRAL
TALAMANTES
VALLE DE ALLENDE
ALLENDE
SN. FCO. DEL ORO
LOS AZULES
SANTA BARBARA
VILLA MATAMOROS
DURANGO
A DURANGO
A SANTA BARBARA
A JIMENEZ
N
45
Qal
TQb
Tsc
Tmv
Tmgi
Ksm
Kim
Quaternary
Tertiary
Cretaceous
Alluvium
Basalt flows interbeded sediments
Sediment filled Grabens
Rhyolite and Dacite
Granitoid Intrusives
Silty Sandsatones and Shales in alternating bands
Marine Limestone (Chihuahua Group)
Geological contact
Normal fault
Anticlinal axis
Overturned Anticline
Fault
Thrust fault
City
Town
Mine workings
Paved roads
Unpaved roads
Railway
Rivers, streams
20 km

CORDERO SANSON

REGIONAL GEOLOGY

FIGURE 4

Figure 7-1 Regional Geology of the Cordero Project (Modified after Bailey, 2011)

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7.2	Local Geology

Levon reconnaissance traverse mapping indicates Cordero geology is relatively simple. It is summarized as isolated, slightly eroded, tertiary volcanoes, associated diatreme breccia complexes, underlying hypobyssal tertiary igneous stocks, and thin volcanics cut and overlay an open folded, Cretaceous marine limestone shelf sequence. Mappable north south trending Basin and Range normal faults, (offset with minimal (<10 m) displacements) offset bedded volcanics occasionally, but most of the igneous rocks appear not to have been offset or tilting by post volcanic faults. Quaternary erosion dissected the terrain as much as 100-200 meters in river valleys, but has not dissected many of the constructional volcanic ridges and volcanic centers in the region. Some constructional volcanic topography is preserved within and around the tertiary volcanos.

The Tertiary intrusive centers and associated volcanos are mostly focused in two northeast trending belts along synvolcanic northeast trending faults and fractures. Levon exploration to date has centered in the Cordero Porphyry Belt in a southern area of the Cordero claim block. Reconnaissance mapping as also defined the parallel Porfido Norte Belt 10 km to the north. The Perla Felsic Dome Complex appears to be an isolated volcanic edifice preserved 5 km to the south (Figure 7-2)

Figure 7.2   Cordero Project geology, porphyry belts and land.

Silver, gold, zinc, lead, copper, and molybdenum mineralization are associated with some of the felsic tertiary stocks and related felsic volcanic domes and diatreme breccia complexes, and their contact zones. Mineralization appears to have occurred at and near the tertiary volcanic paleosurface. Figure 7.3 illustrates the preserved relic volcanic topography and the present position of mineralization relative to the tertiary paleosurface.

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Figure 7-3. Surface geomorphology of partially eroded mineralized Tertiary volcanos (Cordero Dome, forground, Perla Felsic Dome).

7.2.1	Cordero Porphyry Belt Geology

The Cordero Porphyry Belt was defined by Levon beginning in 2009 on the basis of property scale geologic mapping results. As Levon mapping has progress, three additional intrusive centers have been documented and the strike length of the Belt expanded. The Belt presently consists of six mapped igneous intrusive centers aligned within a northeast trend 15 km on strike and 3-5 km wide (Figure 7-2) and is the focus of Levon Phase 1, 2 and 3 exploration. The geology of the Cordero Porphyry Belt is illustrated in Figure 7.4 The Belt is defined by reconnaissance traverse and detailed geologic mapping (still in progress )

Figure 7.4. Simplified geologic map of the Cordero Porphyry Belt and nomenclature of this report.

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The longitudinal section (Figures 7.5 and 7.6) illustrates important geologic features, geologic domains and target settings that are documented and projected from Levon geologic mapping, drilling results and geophysical and geochemical exploration results. The geologic domains over each intrusive center illustrated in the longitudinal section (Figure 7.5) are used to guide Cordero exploration and focus on the following geologic features:

Cordero Composite District Targeting Longitudinal Section, March 23, 2010
SW
NE
Au? Ag, Au, Zn Pb at depth?
Molina de Viento Caldera, Diatreme
Domain 7
Nested calderas
Composite diatremes
Thin welded rhyolite volcanics
?
Domain 6
Thin volcanic field
ash flow tuffs
NS normal faults
ryholite domes
SW
Au
Ag, Au, Zn, Pb
Dos Mil Dez
Domain 5
roofed diatreme
maare field cut by
rhyolite domes,
breccia dikes
Pozo de Plata
Domain 4
dike swarms &
diatreme
Cordero Dome
Domain 3
volcanic lava
dome complex
La Ceniza Stock
Domain 2
roofed stock
Sanson Stock
Domain 1
exposed stock
Geologic Complexity, Au Increases to SW
2 km
Pozo de Plata Diatreme Discovery
Cordero Porphyry Discovery

Exploration recognition time line below traces the evolution of this district scale longitudinal section

22Mar10 | Early recon now planned | 12Jan10 | 18Jan09 | High grade Ag Vein Mining | Past Porphyry Expl'n

| 25Sept09 | Porphyry discovery hole Oct09

| Discovery hole |

- Cordero Porphyry Belt with at least 6 intrusive centers (15 km on strike, 3-5 km wide, current mapping expanding the Belt N-S)
- Level of exposure asymmetric (exposed porphyries to NE, higher level diatremes to the SW)

Figure 7-5. Current Cordero Porphyry Belt longitudinal exploration targeting cross section. The explanation for Figure 7.5 is shown in Figure 7.6.

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Figure 7-6: Explanation for Figure 7-5.

1.	The mapped and projected igneous intrusive centers and depth of their emplacement vary systematically through the strike length of the Belt (Figure 7.5).

•	Igneous intrusive centers are progressively deeper toward the southwest

•	Stockwork veined, Cu, Mo mineralized granodirorite porphyry rocks are exposed in outcrop in the northeast end of the Belt (Sanson Stock) and

•	A mineralized caldera, diatreme complex is exposed in outcrop at the end of the Belt 15 km to the southwest (Molina de Viento Caldera & Diatreme Complex).

2.
Geologic mineralized showings and deposit types and targets are also systematically distributed through the Belt in the context of the porphyry exploration model that can account for Cordero mineralization, targets and metal zoning patterns:

•	Shallow porphyry targets to the NE

•	Shallow diatreme targets to the SW with associated porphyry targets at depth.

3.	Metal zoning patterns through the strike of the Belt and range from:

•	Mo, Cu to the northeast with

•	Ag, Au, Zn, Pb increasing to the southwest and

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•	Au, as increasing further to the southwest as reflected in surface prospects, soils data, drill hole and rock sampling data.

The Sanson Stock exposed at the northeast end of the Belt is granodiorite porphyry and contains stockwork chalcopyrite and molybdenite veins in outcrop. Penoles explored the Sanson Stock in 2000 for porphyry and skarn related Cu deposits. The Sanson Stock is surrounded by a contact areole of chlorite to biotite hornfels, locally cut by radial felsic dikes and fracture zones which contain sparse historical prospects. Further southwest along the Belt, La Ceniza Stock (named after La Ceniza mine working, the major past ASARCO mine in the area) is mostly covered by its limestone roof rocks exposed on mostly dip slopes. The roof rocks crop out northeast of a classic strata-bound injection contact zone exposed essentially in cross section on the slopes along the western contact zone of the La Ceniza Stock.

La Ceniza Stock roof rocks are cut by mineralized, northeast trending rhyolite and dacite dike swarms and small felsic domes. Past mines and prospects document narrow (1-3 m) northeast trending, vertical mineralized vein structures that supported silver, gold, zinc, lead production from open stopes up to 500 m long. Northeast trending dikes are also often exposed in the workings and surrounding outcrops and replacement style mineralization is exposed on many of the mine dumps along with stockwork, porphyry style Ag, Au, Zn, Pd mineralization locally. The Cordero Felsic Dome complex is the next intrusive center to the southwest along the Belt Most active mines and prospects are exposed along the margins of the dome complex in older, border lithofacies rhyolites and the Cordero Dome’s border lithofacies is cut by younger rhyolites and dacites in a central, nested, composite lava dome unit that forms the volcano shaped peaks of the Cordero Dome (Figure –7.3). Mapping reveals the older dome border lithofacies rhyolites and dacites also consist of nested composite mineralized stocks of rhyolite, dacite and cut by granodiorite porphyry and often characterized by mineralization contact breccias.

The intrusive geology of the Cordero Dome Complex represents the transition from intrusive to extrusive composite igneous rocks and is basically fossilized igneous chaos in this very complex intrusive/extrusive dome geologic setting. Drill results establish the Dome Complex is mushroomed shaped and resting on Cretaceous limestone locally. The Cordero Dome resembles the surface morphology of the felsic dome growing out of the west flank of the Mount Saint Helens volcano in Washington State, USA The detailed alteration zoning patterns are not yet clearly defined due to the complexity of the intrusive and mineralization occurring in the upper felsic dome emplacement environment due to the shear complexity of the environment and overlapping intrusive, mineralization and alteration events.

Porphyry style disseminated and stockwork vein mineralization and some high grade vein and contact replacement mineralization characterize the composite Cordero Dome Complex. These rocks host the Cordero Porphyry Zone, which includes the eastern two thirds of the present Cordero mineral resource characterized in this report. Mapping and drill hole results have yet to identify any post mineral igneous rocks within and near the Cordero Felsic Dome, which is cut by younger, mineralized rhyolite and dacite dikes and diatreme breccias or a central lava dome complex.

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Pozo de Plata Diatreme is the fourth intrusive center further southwest along the Cordero Porphyry Belt. The Pozo de Plata (silver well) Diatreme was named after silver showings in a hand dug water well exposures near arroyo outcrops where Levon recognized diatreme breccia in the January 17, 2009 property exam. The Pozo de Plata Diatreme hosts the western third of the current bulk tonnage Ag, Au, Zn, Pb resource. Drilling reveals the Pozo de Plata Diatreme drilled to date is a northeast trough shaped body (800 m x 800m x 400 m) which envelopes a northeast trending composite dike swarms of mineralized rhyolite and dacite which have themselves, been incorporated into the diatreme breccia, by multiple gas charged brecciation and milling events as revealed in the cross cutting relationships displayed in the core.., Diatreme breccias are distinguished from intrusion breccias and igneous pebble dikes by their breccia matrix material. Diatreme breccias have milled, poorly sorted, ground up rock flour matrix with the same textures and fabric at the smallest scales, as the milled diatreme breccia texture of the diatreme body itself, at the outcrop scale. Lithofacies mapping within the diatreme establishes entirely gradational contacts between limestone clast and rhyolite and dacite clast diatreme breccias. The mappable gradational contact zones are important high grade controlling mineralized features within the diatreme body. The Pozo de Plata Diatreme is mapped within a circular area about 1 kilometer in diameter that has yet to be completely drill tested.

The Dos Mil Diez Diatreme complex is the next and fourth intrusive center to the southwest along the Belt and is about 2 km in diameter. The diatreme was discovered by geologic field traverses over color anomalies identified by inspection on a Quickbird satellite image of Cordero in January, 2010. The Dos Mil Diez Diatreme is characterized by clustered, small felsic domes and dike complexes, which are occasionally mineralized and large domed limestone xenoliths surrounded by diatreme breccia. Local exposures of manganese stained calcite hot springs terrace type deposits and mushroom shaped felsic domes resting on Cretaceous limestone within the complex, are evidence that the present topographic surface is likely very near or at the paleo surface of emplacement of the diatreme complex. Surface geology indicates large blocks of limestone roof rocks partially cover the Dos Mil Diez Diatreme Complex.

Further southwest along the Cordero Porphyry Belt there is a mapping gap of mostly unknown geology. Mapping is now planned in the gap.

At the southwest end of the Cordero Porphyry Belt the Molina de Viento Caldera & Diatreme Complex has been recognized with follow up mapping being planned. The Caldera has an associated, rhyolite ash flow tuff sequence that is about 30 m thick. Several diatremes have been recognized to date, containing some mineralized clasts, including a molybdenite bearing veined clast that was collected from a poorly exposed circular float and sub crop area. Diatreme contacts cut the ash flow sequence locally and are enveloped by strong propolytic alteration. One small outcrop area of dacite porphyry has been mapped in the center of the caldera and may represent a shallow intrusive center of the complex.

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7.2.2	Porfido Norte Belt Geology

The Porfido Norte belt is not well known and is defined only on the basis of about 10 man days of geologic traverse mapping and orientation rock sampling. The Belt is about 7 km on strike and 2 km wide (Figure 7.2). The unnamed stock in the southwest of the Belt is altered and iron stained dacite and granodiorite porphyry surrounded by a contact aureole of marble and biotite to chlorite hornfels developed in the Cretaceous limestone country rocks. Penoles explored the intrusive for contact skarn deposits in the past. Several historical small prospect pits are present within the stock and the showings in surrounding country rocks.

To the northeast, a small, locally iron stained Tertiary felsic volcanic dome complex cuts through Cretaceous limestone country rocks and is uncomfortably overlain by mafic (andesite?), flat lying Tertiary volcanic flows, which are about 50 m thick. Traverses across the volcanics indicate the present upper topographic surface of the volcanics is most likely the paleo depositional surface of the flows. Field evidence includes pressure ridges and Pele tears locally well exposed on the surface.

Arroyos have partially dissected the flat lying volcanic flow sequence 1 km further northeast and expose hydrothermally altered, Tertiary felsic volcanics, a Tertiary conglomerate unit at the base of the flow sequence and Cretaceous limestone country rocks along arroyo banks. A distinctive basal conglomerate at the base of the volcanic sequence, resting uncomfortably on limestone basement rocks contains some mineralized volcanic clasts and may be mineralized itself in some matrix material. This iron stained unit and the erosional exposure of Tertiary rocks requires additional mapping and sampling to properly document the geology and any contained mineralization. One km further east are other iron stained felsic volcanics exposed beneath the volcanics.

7.3	Mineralogy of the Deposits

Argentiferous galena, sphalerite, and pyrite mineralization is present in each of the six intrusive centers of the Cordero Porphyry Belt recognized to date. Chalcopyrite, and molybdenite mineralization is present mostly in the Sanson stock at the northeast end of the Belt. Silver, gold, zinc, lead, copper and molybdenum mineralization ranges from high grade vein and replacement mineralization to mostly bulk tonnage disseminated and stockwork vein mineralization.

7.3.1	Cordero Porphyry Belt Mineralization

Within the Pozo de Plata Diatreme and Cordero Porphyry Zone discoveries and the newly recognized La Ceniza Porphyry target drill results document three types of mineralization:

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●
Type 1:   Diatreme breccia hosted Ag, Au, Zn, Pb bulk tonnage mineralization consisting of mineralized massive sulfide and replacement sphalerite and galena clasts, disseminated to massive breccia matrix and the breccia cut by massive sulfide sphalerite and galena veins (Figure 7.7).

Phase 1 Discovery - Hole CO9-5

152m @ 80.6 g/T Ag, 0.61 g/T Au, 1.41% Zn,1.22% Pb

Incl: **72m** @ 150.16 g/T, Ag 1.06 g/T Au, 2.48% Zn, 2.27% Pb

LEVON

LEVON

Figure 7.7. Diatreme breccia type mineralization. Brown mineral is sphalerite as clasts, vein fill and disseminated mineralization. Generally integrown with galen veins and disseminated grains (not clearly visible in slides). Note the general lack of abundant gangue minerals within and near sulfides. Abundant rusty weathering carbonate alteration minerals disseminated in rock. Diatreme breccia is polylithic with rhyolite, dacite and limestone clasts set in a rock flour breccia matrix. Clasts range from angular to well rounded and are poorly sorted.

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●	Type 2: Massive sulfide intergrown galena, sphalerite and pyrite, replacement mineralization (manto style) after limestone country rocks (Figure 7.8).

Figure 7.8. Manto replacement mineralization after limestone. On the right is high grade, intergown, galena, sphalerite and pyrite, nearly massive sulfide with a few relic bedded limestone features locally preserved. The pictured core is from hole C10-131in the northern contact zone of the Pozo de Plata Diatreme. Manto mineralization also is encountered in some holes in the Cordero Porphyry Zone in contact areas with limestone.

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●
Type 3: Porphyry style Ag, Au, Zn, Pb disseminated and stockwork veining sulfides (sphalerite, galena and pyrite) hosted with biotite and chlorite contact hornfels and within rhyolite, dacite and granodiorite porphyry host rocks. Mineralization within intrusive rocks is commonly hosted by porphyry style potassic alteration and phyllic alteration assemblages often within the contact zones of the two alteration assemblages, particularly where the assemblages overlap through incomplete pervasive alteration, gradational contact zones (Figure 7.9.1).

Porphyry style mineralization

- Mineralized pervasive potassic alteration cut by incomplete pervasive phyllic alteration
- **Disseminated** galena, sphalerite and pyrite
- Below **stock work vein** sphalerite, galena veins and crackle breccia

Figure 7.9.1 Porphyry type Ag, Au, Zn, Pb mineralization is the pervasive, disseminated mode (upper left) and vein and disseminated galena and sphalerite (lower right). The core is from within the Cordero Porphyry Zone which also locally contain manto replacement showings.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	7-12
July 2011

●
Type 4. High grade vein swarms mined in historic and current underground workings. One m wide with intergrown galena, sphalerite, pyrite and occasionally tetrahedrite. Minor rusty weathering carbonate, calcite, barite gangue minerals locally cut by late, barren jasperoid occasionally (Figure 7.9.2).

Figure 7.9.2. High grade narrow veins type mineralization with some grade carried by micro fracture and disseminated galena and sphalerite within the tabular zones, which typically strike NE and are mined in shafts to the water table 50-80 m deep.

Cross cutting relationships of mineralized rocks document multiple pulses and very complex mineral paragenesis in all mineralized rock types. In the Pozo de Plata Diatreme for example seven paragenetic episodes of mineralization are evident. Multiple veining episodes cut disseminated mineralization and in turn are cut by diatreme brecciation and mineralization with the matrix of the breccia, then the breccia itself is cut by massive sphalerite and galena veins. In porphyry (Type 3) mineralization multiple episodes of veining are documented by cross cutting and offsetting veins of contrasting mineralogy’s.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	7-13
July 2011

7.3.2	Cordero Porphyry Belt Alteration

In the Cordero Porphyry Zone mineralization mapping of hypogene mineralization in the drill core reveals hydrothermal alteration assemblages within igneous host rocks are typical of porphyry deposits. Assemblages include typical green argillic, argillic, propolytic, phyllic and potassic alteration assemblages which occur both as vein selvages and in the pervasive modes. Limestone country rocks range from relatively fresh, unaltered limestone away from intrusive to chlorite and biotite (and locally kspar rich) hornfels and rarely garnet skarn near intrusives.

On a larger scale, a second near surface (above 250 m) rusty weathering carbonate rich alteration and hydrothermal silica deficient assembled suite is present that can be mapped in core across the 1.5 kilometer width of the north south trending Cordero Porphyry Zone as presently known. It appears rusty weathering carbonate (Fe, Mn, Mg carbonate species) proxies for silica in the near surface alteration assemblages and forms discordant units above the more conventional porphyry style alteration (with silica) at depth in the system.

The carbonate rich alteration assemblages are interpreted as indirect evidence of CO2 dominate mineralization high in the hydrothermal system in the felsic dome environment, with more conventional silica rich, “conventional” porphyry mineralization and alteration assemblages at depth (below 250-500 m) where the lithostatic load was sufficient to hydrofracture the rocks in a more conventional intrusive porphyry mineralization setting.

Alteration within the Pozo de Plata Diatreme mineralization is dominated by rusty weathering carbonate rich, hydrothermal silica deficient, argillic and phyllic alteration similar to the upper elevation alteration assemblages in the Cordero Porphyry Zone 1.3 km to the east. Limestone country rocks and limestone rich diatreme breccia lithofacies typically appear relatively fresh and unaltered, even in the contact zones of the rhyolite and dacite breccia dikes swarms. The fresh, unaltered limestone are interpreted to be probable additional evidence of a CO2 rich alteration and mineralization environment directly associated gases responsible for the diatreme brecciation which is clearly itself, intra-mineral to pre-mineral in age. The limestone country rocks were likely in equilibrium with CO2-rich pnematolitic fluids that formed and mineralized the diatreme.

Calcite veining common in the limestone seems to be independent of the map distribution of the Tertiary intrusives property-wide and is interpreted as a diagenetic feature.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	8-1
July 2011

8.0	DEPOSIT TYPES

The present mineral resource characterizes mineralization within the Pozo de Plata Diatreme, Josephina Mine Zone and Cordero Porphyry Zone within the Cordero Felsic Volcanic Dome complex. The mineralized zones are spatially and geologically connected.

The Pozo de Plata Diatreme hosted mineralization is highest grade along the margins of dacite and rhyolite breccia dike complexes incorporated into the diatreme by syn-mineral diatreme style brecciation. The breccia dikes clearly source some of the mineralization in the diatreme and are evidence of intrusive controls on mineralization. Manto replacement mineralization is present in the contact zones of the Pozo de Plata Diatreme body. The diatreme mineralization is ultimately cut by massive sphalerite and galena veins, which connote pnuematolitic mineralization in the upper reaches of a volcanic porphyry system.

Mixed diatreme and porphyry style mineralization is exposed through the Josefina Mine Zone mineralization which connects the Pozo de Plata Diatreme with the Cordero Porphyry Zone.

Porphyry style disseminated and stockwork vein, argentiferous galena, sphalerite, pyrite mineralization within pervasive potassic and incomplete pervasive phyllic alteration characterizes most mineralization within the Cordero Porphyry Zone. Some diatreme dike mineralization is locally present. Manto replacement mineralization is locally present in intrusive contact zones with limestone country rocks within the Cordero Porphyry Zone.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	9-1
July 2011

9.0	EXPLORATION

Levon began Cordero exploration on February 4, 2009 under a joint venture agreement (JV) with Valley High Ventures, Ltd. (VHV) and had a verbal understanding that Levon would be the operator and required Levon approval as part of the agreement since the JV was spending Levon funds, before vesting.

Large scale, early recon mapping lead to the re-staking of all available lands in August 2009, which doubled the land position to about 20,000 hectares (shown in blue on Figure 9-1). The staking was guided by geologic mapping, which defined the existence of two large scale belts of porphyry mineralization showings the Porfido Norte Belt and the Cordero Porphyry Belt.

Figure 9-1: Map of Identified Porphyry Belts

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	9-2
July 2011

Levon then focused initial detailed exploration exclusively in the Cordero Porphyry Belt in the southern portion of the Cordero Project claim holdings on the most obvious outcropping bulk tonnage targets. The exploration program included geologic mapping, additional soils and rock chip sampling, an initial 3D induced polarization (IP) survey and Phase 1 core drilling. Phase 1 drilling started in July, 2009 and included 8 holes (19,680 m). Holes C09-3, C09-5 and C09-8 intersected significant grades and widths of bulk tonnage Ag, Au, Zn, Pb mineralization in two of the recognized Tertiary intrusive centers within the Cordero Porphyry Belt (Figure 9-2). Hole C09-5 was the discovery hole (25Sept09) in the Pozo de Plata Diatreme and is located 500 m northeast of the outcrops where the diatreme was first recognized (January 17, 2011). Hole C09-8 intersected porphyry style, disseminated and stockwork vein mineralization 1.3 km northeast of C90-5 in an eastern part of the Cordero Felsic Dome complex.

Figure 9-2 Cordero Drill Hole Index Map of Three Phases of Core Drilling

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	9-3
July 2011

On the basis of Phase 1 drill results, Levon proposed Phase 2 exploration in October, 2009. Phase 2 included continuing geologic mapping, soils and rock chip sampling and 19,680 m of core drilling in 52 holes. Levon vested in the JV as 51% owner and operator by completing all work commitment expenditures (CND$1.25 million) by January, 2010.

Phase 2 drilling included close spaced (50 m) grid drilling in the Pozo de Plata Diatreme to test projected mineralized extensions of hole C09-5 drill intercepts and offset extensions of hole C09-8 mineralized intercepts on a 100-200m drill grid in the Cordero Porphyry Zone. Outlying exploration targets were also tested, which lead to discovery holes being drilled in the Josefina Mine Zone (centered on hole C09-23) between the Pozo de Plata Diatreme and Cordero Porphyry Zone.

Phase 3 exploration began January, 2010 and is still progressing. Phase 3 included continued geologic mapping, soils and rock chip sampling, geophysical surveys over the Cordero Porphyry Belt and 59,000 m of scheduled core drilling. Phase 3 drilling included both exploration drill holes in newly recognized mine-scale targets and offset, delineation drilling in the three discoveries. Levon adjusted the Phase 3 grid delineation drilling in the Pozo de Plata Diatreme and Cordero Porphyry Zone mineralized areas according to IMC recommendations (April 18, 2011). Levon also contracted IMC to complete a NI 43-101 compliant mineral resource utilizing the then current and projected Phase 3 drill results (160 holes to June 1, 2011)

By November, 2010 the lode mining claim bidding applications for the Perla claims were submitted to the Mexico Department of Mines (Figure 9-1) on the basis of our recognition of the Perla felsic dome complex and evidence of a nested diatreme in the area. The Perla claim auction for nine claims was won by Minera Titan (wholly owned Levon Mexican subsidiary company) and required documents and payments filed with the Mexico Department of Mines for approval and final recording, which remains pending in their offices.

Levon then acquired VHV under a letter of arrangement to consolidate 100% ownership in Cordero and Perla with the transaction being complete March 22, 2011.

June 1, 2011 was the cut-off date for the compilation of Phase 3 drilling assay results for the scheduled IMC NI 43-101 mineral resource calculation. The data forwarded to IMC included results for 160 core holes. IMC calculated the first NI 43-101 Cordero mineral resource by June 21, 2011 as detailed in this report.

Phase 3 drilling continues at the date of writing of this report with offset delineation grid drilling in the Pozo de Plata Diatreme, Josefina Mine Zone and Cordero Porphyry Zone. The publication date of this report marks the 29th month of Levon exploration at Cordero as Phase 3 drilling continues.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	10-1
July 2011

10.0	DRILLING

The Cordero mineral resource is based exclusively on Levon core drilling data through hole number C11-160 (160 holes for 64,771 meters (m) of core). The drill plan and trace of the drill holes is shown on Figure 10-1. A majority of the holes are drilled either in a northerly or southerly direction, particularly in the Pozo Diatreme, which is more densely drilled than other areas.

The core drilling was conducted by HD Drilling, Mazatlan, Mexico on a contract basis using best drilling industry practices. All holes were collared with HQ diameter core and a few holes in the Cordero Porphyry Zone had to be reduced to NQ diameter core in areas of bad ground conditions or to increase the depth penetration of the drills.

Drilling is on going on the property to evaluate extensions to the deposits and add infill drilling. Drilling used for the reported mineral resource was completed on contiguous drill grids within each of three discovery zones: 1) Pozo de Plata Diatreme (50 to 125 m hole centers) 2) Cordero Porphyry Zone (100-300 m hole centers) and 3) Josefina Mine Zone (100-125 m hole centers). Grid spacing of holes depended on the type of bulk tonnage geology being tested (Diatreme and Porphyry type mineralization) and the need to document the geometry and continuity of each type.

All three discovery zones are hosted in the upper levels of a felsic volcanic dome complex and drill hole geology reveals mineralization accompanied and even post dates dome emplacement. This complex geologic setting and mineralization complexity is reflected in the drill core and logs at a scale much smaller than the grid drilling scale. Continuity of any kind, among drill holes, except grade and some alteration assemblages among holes is rare. An exception may be the footwall limestone country rocks of the Pozo de Plata Diatreme. But since the Diatreme contains large clasts of limestone, early holes that were ended in just a few m of limestone may still be well within the Diatreme in limestone clasts. Zinc rich mineralization extends into the footwall of the Diatreme (as currently drilled).

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	10-2
July 2011

Figure 10-1  Drill Hole Locations

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	10-3
July 2011

10.1	Core Handling Procedures

Wooden blocks were marked with hole depth in meters for each core run recovered from the wire line core barrel. The marked wooden blocks were inserted in the returned core at the corresponding hole depths and the drill boxes were marked with from and to meterages (hundredth meter tolerances). Faults and broken ground, which are generally a rare feature, were generally marked on the blocks.

The core was transported to the core logging facility and the boxes laid out on the ground, washed with a hose and photographed wet and dry for a complete core record of all holes. Core recoveries were estimated by measuring between wooden core blocks and calculating percentage of recovered core for each drill run.

The core was summary mapped and detail logged utilizing a core layout approach. Core was laid out on the ground as the drill holes would appear on drill sections through each mineralized zone to best document any lithologic, alteration or mineralization geologic correlations among holes. The drill data were imported into 3D GoCad pattern recognition software for geological modeling and geochemical zoning.

The core was sawed lengthwise and sampled continuously through 2 m intervals.

10.2	Drill Hole Database

The drill hole database is assembled by Levon and provided to IMC for use in developing the mineral resource estimate. Appendix A is a list of the drill hole collar coordinates and down hole survey information by hole.

Appendix B is a list of the drill hole intervals which Levon has released in press releases.

The core recovery is generally good with very few intervals of poor recovery. The orientation of the mineralization is typically unknown and true widths of mineralization are unknown at this time. Composited assay intervals (Appendix B) are drill hole widths and true widths are unknown.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	11-1
July 2011

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

The Cordero drill data comes from core drilling and Levon has provided the following procedure for handling the core, logging it and preparing the samples for shipment to ALS Chemex for sample preparation and assaying.

1)
The core is drilled. Drillers put wood blocks as a footage marker in the core box as they pull the core from the core barrel. Most of the core is HQ diameter (2.50 inches or 63.5 mm) core, but is reduced to NQ (1.775 inches or 45.1 mm) occasionally in rare areas of bad ground, or below 800 m hole depths to extending drilling ranges.

2)	The core boxes are transported from the drill rig to the Cordero core shed and laid out on the ground in the order it was drilled.

3)	The core is washed with a hose by the geologist and the geology is examined, but not touched.

4)	The core recovery is measured and recorded using the core blocks for depth reference.

5)	The core is photographed with a digital camera in the sun when possible, wet and dry.

6)
The geologist completes a CoreMap (log) of the core generally within 30 minutes of when the core is first laid out and provides the DailyCoreMap for scanning and manual data entry into the MasterDailyCoreMap spreadsheet database.

7)	The geologist then completes a more detailed Quicklog of the core and provides that for scanning and manual data entry into the MasterQiucklog spreadsheet database.

8)	The core is marked by the geologist for sawing and sampling.

9)	Core is sampled continuously through two meter sample intervals for all core drilled.

10)
The geologist prepares the Standards and Blanks and Twin list using the CoreMap and Quicklog to insert some of the Blanks (after high grade intervals for example) and standards, which are mostly randomly inserted. The core is sawed.

11)
The core is sampled. The sample Blanks are inserted in the sample stream with a normal sequence sample number in the Core Shed. Core marked for twinning is quarter sawed and each quarter sampled and included in its own separate sample bag in the normal sample sequence for analysis.

12)	The core samples are bagged in rice bags for ALS Chemex pickup at the core shed.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	11-2
July 2011

13)
ALS Chemex is notified for sample pickup once each hole is completely sampled and there are a sufficient number of holes to fill their sample truck. A rice bag tally sheet for each shipment is prepared for the project records for each shipment.

Once the samples are ready for transfer to ALS Chemex, a shipment is picked up by ALS Chemex and the following procedure completes the assaying of the samples.

1)	ALS Chemex takes custody of the samples and drives them to their Chihuahua labs for sample preparation. They ship the sample pulps to their Vancouver labs for analysis.

2)
ALS Chemex labs in Vancouver contacts Levon Resources Ltd when each shipment of sample pulps arrive. Levon inserts the numbered Standards into the sample stream before the pulps are analyzed by ALSChemex.

3)	ALS Chemex emails the preliminary and final lab results to Levon and we compile them into the MasterDH and ALSChemexDH spreadsheet databases.

4)	ALS Chemex emails the final signed and scanned assay certificates, which are compiled.

The Cordero data base assays were run by ALS Chemex, an ISO-certified laboratory. The sample preparation and assaying procedure is:

1)	Split core samples were prepared for assaying at the Chemex lab in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh.

2)
Assaying was performed at the Chemex lab in Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-1
July 2011

12.0	DATA VERIFICATION

The Cordero database is maintained by Levon in a set of excel spreadsheets which are updated as new information is available, either from site or from ALS Chemex which is the principal assay laboratory for the Cordero project. During the course of IMC’s involvement with the project, Levon forwards its master assay file to IMC for use. IMC does internal checks on the database as it converts it into the IMC database software. Inconsistencies are flagged and brought to the attention of Levon for correction. As mentioned in Section 11, the assay certificates are provided to Levon electronically for incorporation into the database. To date, IMC has not checked the transfer of original certificate data from ALS Chemex to the Levon database. IMC has reviewed the data handling procedures and the quality assurance and quality control (QA/QC) procedures being used by Levon for its Cordero project and finds them to be within currently acceptable standards.

The Cordero data base assays were run by ALS Chemex, an ISO-certified laboratory. Split core samples were prepared for assaying at the Chemex lab in Chihuahua by drying and crushing to 85% minus 10 mesh, followed by riffle-splitting and pulverizing to 95% minus 150 mesh. Assaying was performed at the Chemex lab in Vancouver, B.C. Gold analyses were performed by 30-gram fire assay with AA (atomic absorption) finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma (ICP) package using a four-acid digestion with over-limit results reanalyzed using ICP-AES (atomic emission spectroscopy).

In accordance with its QA/QC protocol Levon inserted standards, blanks and duplicates approximately every 20th sample during the assaying program. The results of the standard, blank and duplicate assays through March 2011 are summarized in Appendix C. The duplicate assays, which were run on quarter-core splits, confirm that core-splitting procedures are not biasing the assay results and the standard and blank assays show no significant divergences from recommended or expected values.

Levon also shipped every twentieth reject sample to Activation Laboratories (ActLabs), also an ISO-certified laboratory, for check assaying. ActLabs prepared and assayed fresh pulps from these rejects, so the results act as an independent check on both Chemex's sample preparation and assaying procedures. Sample preparation was performed at ActLabs in Chihuahua and assaying at ActLabs in Vancouver. ActLabs prepared the samples using substantially the same industry-standard procedures as Chemex. Gold assays were fire with AA finish, and silver, lead and zinc were estimated using ICP-OES (inductively-coupled plasma – optical emission spectrometry).

At the time of writing ActLabs check assays had been received for samples through drillhole C10-77, i.e. for about 50% of the total drilling. The results are summarized by assay batch in Table 12-1. For the check assays by ActLabs, IMC received the assay certificates directly, which indirectly provides a check on the original assay certificates provided by Chemex to Levon.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-2
July 2011

Table 12-1
Summary of Check Assay Results

Batch	From Hole	Through		Number of	Chemex	ActLabs	Cmx/Act
		Hole		Checks	Mean	Mean	Percent

1	C09-1	C10-24	Gold	179	0.075	0.066	+ 12

			Silver	179	12.90	12.37	+ 4

			Lead	179	0.182	0.179	+ 1

			Zinc	179	0.259	0.241	+ 7

2	C10-24	C10-40	Gold	183	0.072	0.074	- 4

			Silver	183	11.39	11.34	0

			Lead	183	0.166	0.166	0

			Zinc	183	0.195	0.187	+ 4

3	C10-58	C10-77	Gold	213	0.018	0.019	+ 6

			Silver	212*	4.54	4.53	0

			Lead	213	0.078	0.082	- 5

			Zinc	213	0.219	0.218	0

4	C10-40	C10-59	Gold	202*	0.056	0.054	+ 2

			Silver	203	8.83	8.35	+ 6

			Lead	203	0.117	0.117	0

			Zinc	203	0.243	0.241	+ 1

ALL	C09-1	C10-77	Gold	777*	0.053	0.052	+ 2

			Silver	777*	9.20	8.94	+ 3

			Lead	778	0.133	0.133	0

			Zinc	778	0.229	0.222	+ 3
____________
* High Grade Outlier Pair Discarded

IMC commonly uses a 5% mean grade difference as the threshold for an acceptable assay comparison, and of the 20 individual comparisons shown on Table 12-1 only four exceed this threshold. In three of these cases (zinc batch 1, gold batch 3, silver batch 4) the exceedance is marginal, and the only case with a difference exceeding 10% (gold batch 1) is largely a result of a single outlier that could reflect a data entry or sample labeling error. The mean grade difference decreases to 6% when this outlier is deleted.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-3
July 2011

The XY-scatter plots for the four all -assay comparisons are shown in Figures 12-1 through 12-4. Mean grades compare within 3% in all cases, and the distributions of pairs around the 1:1 lines shows the random scatter typical of reject-reject comparisons but no indication of systematic biases.

Based on these results IMC concludes that the Cordero data base gold, silver, lead and zinc assays through hole C10-77 are verifiable in accordance with industry standards.

The result of the ActLabs check assays on samples after C10-77 are on going and expected to be available shortly. IMC does not expect any abnormal results.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-4
July 2011

ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, GOLD
ONE OUTLIER DELETED

* XY PLOT LINE WITH A SLOPE OF 1
DEPENDENT VARIABLE: act_au INDEPENDENT VARIABLE: aucomb
OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_au	777	.52115E-01	.12465E+00	.20000E-02	.19200E+01
aucomb	777	.53402E-01	.12898E+00	.25000E-02	.16900E-01

standard error of estimate .0372 correlation coefficient .9110 act_au = 1.000000 * aucomb

2.0
1.5
ACTLABS
1.0
.5
.5
1.0
1.5
2.0
CHEMEX

Figure 12-1 ActLabs Checks versus Chemex Original Assays for Gold – Batches 1 - 4

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-5
July 2011

ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, ICP SILVER
ONE OUTLIER DELETED

* XY PLOT LINE WITH A SLOPE OF 1
DEPENDENT VARIABLE: act_icp_ag INDEPENDENT VARIABLE: agcomb
OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_icp_	777	.89389E+01	.23827E+02	.15000E+01	.28900E+03
agcomb	777	.91997E+01	.23727E+02	.10000E+00	.30600E+03

standard error of estimate 5.7683 correlation coefficient .9414 act_icp_ = 1.000000 * agcomb

300.
250.
200.
150.
100.
50.
-50.
ACTLABS
50.
100.
150.
200.
250.
300.
CHEMEX

Figure 12-2  ActLabs Checks versus Chemex Original Assays for Silver – Batches 1 - 4

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-6
July 2011

ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, LEAD

* XY PLOT LINE WITH A SLOPE OF 1

DEPENDENT VARIABLE: act_pb INDEPENDENT VARIABLE: pbcomb

OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_pb	778	.13322E+00	.37549E+00	.15000E-02	.48300E+01
pbcomb	778	.13269E+00	.37227E+00	.00000E+00	.44900E+01

standard error of estimate .0849 correlation coefficient .9488 act_pb = 1.000000 * pbcomb

4.0
3.0
2.0
1.0
ACTLABS
1.0
2.0
3.0
4.0
CHEMEX

Figure 12-3  ActLabs Checks versus Chemex Original Assays for Lead – Batches 1 - 4

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	12-7
July 2011

ACTLABS VS. CHEMEX, BATCH 1 THROUGH 4, ZINC

* XY PLOT LINE WITH A SLOPE OF 1
DEPENDENT VARIABLE: act_zn INDEPENDENT VARIABLE: zncomb
OPTIONS: through origin

variable	total cases	mean	std dev	minimum	maximum
act_zn	778	.22205E+00	.62997E+00	.50000E-03	.10100E+02
zncomb	778	.22880E+00	.66697E+00	.00000E+00	.11350E+02

standard error of estimate .0994 correlation coefficient .9751 act_zn = 1.000000 * zncomb

10.
8.
6.
4.
2.
ACTLABS
2.
4.
6.
8.
10.
CHEMEX

Figure 12-4  ActLabs Checks versus Chemex Original Assays for Zinc – Batches 1 - 4

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	13-1
July 2011

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing flow sheet work has been done although it is envisioned that the processing at Cordero would be by flotation to produce two concentrates: zinc and lead. The metallurgical test work is just beginning and no results have been announced.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-1
July 2011

14.0	MINERAL RESOURCE ESTIMATE

The Cordero mineral resource estimate developed by IMC for Levon is based on 160 drill holes completed through June 1, 2011. Drilling is on going on the property to evaluate extensions to the deposits and add infill drilling. The mineral resource presented here is for the currently defined Pozo de Plata Diatreme (Pozo) and the adjacent porphyry zone to the east and north of Pozo (both within the Cordero Porphyry Belt). The ongoing drilling indicates that other deposits in the district could be developed to have a mineral resource associated with them, but currently it is too premature to consider developing a mineral resource for them.

The mineral resource for Pozo and the porphyry zone is tabulated within an open pit geometry using an ordinary kriged resource block model. The mineral resource contains 521.6 million tonnes (MT) containing 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc and 2.9 Blbs lead based on a USD $6.00/tonnes (T) net smelter return (NSR) cutoff.

14.1	Drilling Data

The Cordero data base supplied to IMC included gold, silver, lead and zinc assays from 160 drillholes aggregating 64,771m and containing 32,439 assay intervals. Drilling and assaying statistics are summarized in Table 14-1.

Table 14-1
DRILLING AND ASSAYING STATISTICS (meters)

	Assay intervals	No. Assayed	Drilled length	Assayed Length	% Complete

Gold	32,439	32,398	64,771	64,694	99.9

Silver	32,439	32,398	64,771	64,694	99.9

Lead	32,439	32,398	64,771	64,694	99.9

Zinc	32,439	32,398	64,771	64,694	99.9

The statistics exclude the intervals between 488 and 860m in C11-159 and between 514 and 1,227m in C11-160. These intervals are being assayed but the assays were not available at the time of the mineral resource estimate. The assay interval is a constant 2m except at the bottom of the hole, where intervals are shorter. The 41 un-assayed intervals are dominantly in alluvial or oxidized material in the top few meters of the hole where no sample was recovered.

Drillhole locations are shown in Figure 14-1. Most holes are angled north or south. Drill spacing ranges from an average of about 50m in the more densely-drilled southwestern part of the Pozo deposit to an average of between 100m and 200m elsewhere. Holes are HQ core except for a few that were reduced to NQ at depth. The grade statistics of the assay data are summarized on Table 14-2.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-2
July 2011

Table 14-2
ASSAY GRADE STATISTICS

	No. assays	Mean	St. Deviation	Maximum	Minimum

Gold (g/t)	32,398	0.043	0.167	10	0.0025

Silver (g/t)	32,398	9.79	38.68	1,500	0.1

Lead (%)	32,398	0.129	0.505	20	0

Zinc (%)	32,398	0.245	0.735	30	0

Assays were composited into 10m bench composites to match the bench height selected for the block model, and 10m bench composite statistics are shown in Table 14-3. Maxima and standard deviations decrease, but mean grades remain substantially the same as the assays because of the constant 2m assay interval:

Table 14-3
10m BENCH COMPOSITE GRADE STATISTICS

	No. assays	Mean	St. Deviation	Maximum	Minimum

Gold (g/t)	5,918	0.042	0.112	3.29	0.0025

Silver (g/t)	5,918	9.71	24.25	532.4	0.1

Lead (%)	5,918	0.128	0.347	10.09	0

Zinc (%)	5,918	0.245	0.508	14.39	0

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-3
July 2011

Figure 14-1  Drillhole Locations

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-4
July 2011

The grade distribution of the four metals being estimated (gold, silver, lead and zinc) were reviewed to determine if any grade capping should be applied to outliers of the distribution of the grades. Figure 14-2 shows log-transformed probability plots of the gold, silver, lead and zinc 10m composites. The grade distribution is lognormal for each of the metals. Grade caps were applied to eight composites that showed anomalously high grades before the grades were estimated in the model. The eight composites were:

Gold:	C10-33:	157.33 to 168.77, 3.285 g/t,	Capped at 2 g/t
	C10-33:	68.93 to 80.33, 2.070 g/t,	Capped at 2 g/t

Silver:	C10-31:	203.13 to 214.92, 532.4 g/t,	Capped at 400 g/t
	C11-141:	466.62 to 476.63, 455.2 g/t,	Capped at 400 g/t

Lead:	C10-31:	203.13 to 214.92, 10.09%,	Capped at 6%
	C11-141:	466.62 to 476.63, 6.72%,	Capped at 6%

Zinc:	C11-141:	466.62 to 476.63, 14.39%,	Capped at 6%
	C11-136:	310.07 to 320.08, 7.55%,	Capped at 6%
	C10-32:	265.76 to 272.82, 7.33%,	Capped at 6%

These caps reduced composite mean grades by 0.5% for gold, 0.3% for silver, 0.6% for lead and 0.8% for zinc.

Figure 14-2  Log Transformed Probability Plots of Gold, Silver, Lead and Zinc

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-5
July 2011

14.2	Distribution of Mineralization, Variograms and Geology

A preliminary estimate of the recovered value of the four metals was calculated for the 10m bench composite intervals. The calculation is based on:

Gold recovery = 70% and Gold price = $1000/oz
Silver recovery = 70% and Silver price = $15/oz
Lead recovery = 50% and Lead price = $0.90/lb
Zinc recovery = 50% and Zinc price = $0.90/lb

This estimate was used to begin to understand the distribution and extent of the mineralization. Figure 14-3 is a plan map of the recovered value – thickness product in Pozo and porphyry zone drillholes (recovered values are calculated above a $5 cutoff using 10m composite gold, silver, lead and zinc grades and metal price and recovery assumptions shown above). The map shows that mineralization is extensive and not cut off in a number of directions and that the mineralization has no obvious preferred orientation. Figure 14-4, shows the 10m composite recovered values along a north-south section at 442600E in the more densely-drilled Pozo deposit, illustrating that the mineralization is quite erratic on the local scale. In this report, grades are analogued by recovered values on grade plans and sections because at this time the combined metal value of the four metals is of primary interest.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-6
July 2011

Color Ranges:
Dark Blue less than 5.0 gt
Light Blue: 5.0 to 10.0 gt
Green: 10.0 to 20.0 gt
Orange: 20.0 to 50.0 gt
Red: greater than 50.0 gt
Gt = recovered value x thickness
LEVON RESOURCES
BENCH MAP
0
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TUCSON, ARIZONA

Figure 14-3  Recovered Value – Thickness Product Using 10m Bench Composites

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-7
July 2011

Figure 14-4  North-South Section at 442,600E – Recovered Value ($/t) for 10m Drillhole Composites

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-8
July 2011

Suites of variograms run on 10m composites show ranges of around 200m in the horizontal and vertical directions and variable nuggets and sills. North-south ranges were generally longer than east-west ranges, but this is probably an artifact of sample spacing (holes angled north and south generate a higher sample density in the north-south direction.) The gold, silver, lead and zinc variograms used in kriging are shown in Figures 14-5 through 14-8.

The June 2011 data base supplied to IMC did not contain any geologic data and geology was not used as a constraint in grade estimation. Previous work conducted by IMC in March 2011 had shown that while grade differences between the different Cordero lithologic units are in some cases large enough to justify using lithologic boundaries as constraints, the mineralized hosts are intricately intermixed, and a polygonal geologic model generated a patchwork of irregular geologic shapes in the block model. These shapes are unlikely to reflect reality and in IMC's opinion would tend to introduce distortions into the block grade estimates if they were used to control grade estimation at this time. IMC therefore concurs with the decision not to use geologic constraints in the current phase of modeling. Levon is continuing work to develop the geologic interpretation of the interrelationship of the various lithologic units at Cordero.

Table 14-4 summarizes mean grades by lithologic unit for reference purposes. The data are from the March 2011 review and are based on the 4,490 composites that were in the data base at that time.

Table 14-4
Mean Grades by Rock Type, March 2011

Lithology	No. 10m	Au	Ag	Pb	Zn	Recovered
	comps	g/t	g/t	%	%	value $

Rhyolite-dominated diatreme	456	0.125	20.2	0.279	0.340	15.81

Limestone-dominated diatreme	346	0.109	16.4	0.260	0.329	13.88

Dacite-dominated diatreme	215	0.068	14.4	0.209	0.326	11.73

Rhyolite porphyry breccia	494	0.069	15.1	0.192	0.243	11.01

Flow-banded rhyolite porphyry	95	0.055	10.9	0.157	0.204	8.50

Dacite porphyry breccia	1,024	0.028	7.8	0.097	0.195	6.22

Limestone	1,714	0.017	5.4	0.067	0.211	4.97

Tertiary intrusions	83	0.011	3.9	0.050	0.104	3.08

The mineralization at Pozo de Plata and the porphyry zone is sulfide with oxidation present only in near-surface zones. No significant thickness of alluvium has been identified.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-9
July 2011

OMNIDIRECTIONAL COVARIANCE VARIOGRAM
GOLD

```
  Gamma(h) From Modified Covariance
* variogram analysis of : cap_au
  data transformation   : none
  lag option            : 1       class size     50.
  file/variogram number : vggrade.avg               3

  azimuth                  .0   direction          North
  dip angle              90.0   mean               .0419
  horizontal window      90.0   variance           .0115
  vertical window        90.0   no. of samples      5918

  spherical:   c      .1150E-01 range .2500E+03
  nugget              .0000E+00 sill   .1150E-01
```

.014
.012
.010
.008
.006
.004
.002
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 14-5  Gold Variogram

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-10
July 2011

OMNIDIRECTIONAL COVARIANCE VARIOGRAM
SILVER

```
  Gamma(h) From Modified Covariance
* variogram analysis of : cap_ag
  data transformation   : none
  lag option            : 1      class size     50.
  file/variogram number : vggrade.avg           6

  azimuth                      .0   direction          North
  dip angle                  90.0   mean              9.6800
  horizontal window          90.0   variance        560.0000
  vertical window            90.0   no. of samples      5918

  spherical:   c      .1900E+03 range .2200E+03
  nugget              .3700E+03 sill  .5600E+03
```

700.
600.
500.
400.
300.
200.
100.
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (M)

Figure 14-6  Silver Variogram

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-11
July 2011

OMNIDIRECTIONAL COVARIANCE VARIOGRAM
LEAD

```
  Gamma(h) From Modified Covariance
* variogram analysis of : cap_pb
  data transformation   : none
  lag option            : 1        class size     50.
  file/variogram number : vggrade.avg               9

  azimuth                   .0   direction          North
  dip angle               90.0   mean               .1270
  horizontal window       90.0   variance           .1080
  vertical window         90.0   no. of samples      5918

  spherical:   c      .4800E-01 range .2100E+03
  nugget              .6000E-01 sill  .1080E+00
```

.12
.10
.08
.06
.04
.02
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 14-7  Lead Variogram

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-12
July 2011

OMNIDIRECTIONAL COVARIANCE VARIOGRAM
ZINC

```
  Gamma(h) From Modified Covariance
* variogram analysis of : cap_zn
  data transformation   : none
  lag option            : 1      class size    50.
  file/variogram number : vggrade.avg          12

  azimuth                  .0  direction          North
  dip angle              90.0  mean               .2430
  horizontal window      90.0  variance           .2240
  vertical window        90.0  no. of samples      5918

  spherical:   c     .7400E-01 range .1600E+03
  nugget             .1500E+00 sill  .2240E+00
```

.25
.20
.15
.10
.05
GAMMA(h) FROM MODIFIED COVARIANCE
200.
400.
600.
800.
1000.
DISTANCE (H)

Figure 14-8  Zinc Variogram

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-13
July 2011

14.3	Resource Block Model

The resource block model covers the area from 3,013,200N to 3,015,800N, from 441,800E to 444,200E and from 1,000 to 1,640 elevation (meters above mean sea level). With a block size of 20 x 20 x 10m (vertical) it contains 104 rows, 96 columns and 64 tiers for a total of 638,976 blocks.

Grades in the model are estimated by ordinary kriging (OK) applied separately to capped 10m gold, silver, lead and zinc composites using a minimum/maximum of 1/10 composites and the variograms shown in Figures 14-5 through 14-8. The search radius was 150 x 150 (horizontal) x 50m (vertical). The 150m horizontal search is 60% of the gold variogram range, 68% of the silver range, 71% of the lead range and 94% of the zinc range. This model is referenced as the OK10 block model.

Check models included an OK model run using a 20-composite maximum, an inverse distance squared (IDS) model that also used a 20-composite maximum and an indicator-kriged (IK) model run using a $4 recovered value discriminator. The OK10, OK20 and IDS models give similar results but the IK model contains significantly more high-grade material. This occurs because the OK and IDS models tend to generate higher-grade pods that transition into lower-grade material while the IK model tends to generate higher-grade pods that terminate abruptly against zero- grade or low grade material, particularly in areas of wider-spaced drilling. IMC believes that the gradual transitions in the OK and IDS models are more likely to be representative of the actual grade distribution in the ground than the abrupt cutoffs seen in the IK model. The mineral resource is developed from the OK10 model. However, it recognizes that that this model may overestimate lower-grade resources and underestimate higher-grade resources. Additional infill drilling will be necessary to identify a modeling approach that strikes an appropriate balance to best represent the character of the mineralization.

OK10 model results are summarized on Figure 14-9, which plots recovered values in model blocks along section line 442,600E (the 10m composite data for this section are shown in Figure 14-4) and Figure 14-10, which plots recovered values in model blocks on the 1400 bench. Both inferred and indicated blocks are shown. Figure 14-9 shows that the mineralized zones tend to dip at a shallow angle to the north and Figure 14-10 shows an overall northeast strike.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-14
July 2011

Figure 14-9  Block Model North-South Section at 442,600E Showing Recovered Value Ranges

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-15
July 2011

Color Ranges of recovered value:
Dark Blue less than 5.0 $/t
Green: 5.0 to 10.0 $/t
Orange: 10.0 to 20.0 $/t
Red: greater than 20.0 $/t
LEVON RESOURCES
BENCH MAP
1400
N
INDEPENDENT

Figure 14-10  Block Model Plan Map of the 1400 Bench Showing Recovered Value Ranges

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-16
July 2011

14.4	Resource Classification

Blocks were classified as indicated if there were three or more holes within the 150x150x50m grade estimation search ellipse and as inferred if there were fewer than three holes within the search ellipse. Figure 14-11, which is a model block plan showing indicated and inferred blocks on the 1400 bench, shows that this criterion gives an indicated-inferred distribution that is visually reasonable relative to the drillhole coverage (Figure 14-1), with indicated blocks located dominantly inside the drilling pattern and inferred blocks located in an annulus surrounding it.

The three -minimum-hole criterion is also supported by kriging variance estimates obtained from a kriging run performed on recovered values. Kriging variances, which are a measure of the uncertainty in the block grade estimates, are plotted against the number of holes within the search ellipse in Figure 14-12. Variances increase only slowly as the number of holes decreases from nine to four and only slightly more quickly between four and three, but with fewer than three holes the kriged variance begins to increase rapidly. This inflection at around three holes confirms that the three-hole minimum is a reasonable statistical threshold for segregating inferred from indicated blocks.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-17
July 2011

LEVON RESOURCES
BENCH MAP
1400
INDEPENDENT

Resource Classification Color Code:
Orange = Indicated
Green = Inferred

Figure 14-11  Resource Classification of Estimated Blocks on 1400 Bench

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-18
July 2011

Figure 14-12  Kriging Variance Versus Number of Drillholes used for Grade Estimate

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-19
July 2011

14.5	Mineral Resource Tabulation

The Cordero mineral resource is tabulated within an open pit geometry using a met smelter return (NSR) value calculated for each block in the resource model to segregate the mineral resource by NSR values. It is assumed that the process flow sheet to recover the metals will be a flotation plant that produces two metal concentrates: a lead concentrate and a zinc concentrate with silver reporting to both in different percentages.

The NSR value is calculated using the lead, zinc and silver grades estimated into the block model. At this time, the average gold grade is assumed to be too low for payment from lead and zinc smelters, although the gold grades in some areas of the resource model would qualify for payment. The payable gold will be evaluated in more detail in future mineral resource estimates. The contained gold is reported in the mineral resource tabulations.

The NSR calculation includes the following inputs and Table 14-5 shows the assumptions made for the inputs. The metal prices were recommended by Levon and approved by IMC as being realistic for a mineral resource estimate. The remaining inputs were provided by M3 Engineering and Technology of Tucson, Arizona based on preliminary metallurgical work and similar polymetalic projects. All metal prices and costs are presented in U.S. dollars.

•	Metal Prices: $25.00/oz silver, $1.00/lb zinc and $1.00/lb lead
•	Mill Recovery to lead and zinc concentrates
•	Freight costs of concentrates
•	Smelting costs and recoveries of the concentrates
•	Refining changes and payment terms for the lead, zinc and silver metals.

The mineral resource is tabulated using a constant 2.7 specific gravity value to estimate tonnage from the volume of material. The 2.7 value is based on a small number of density measurements. Additional specific gravity work is required as the project continues.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-20
July 2011

Table 14-5  NSR inputs

	Zinc Concentrate	Lead Concentrate
Mill Recovery
Lead	0%	70%
Zinc	70%	0%
Silver	15%	60%
Gold	0%	0%

Concentrate Grade
Lead		55%
Zinc	50%
Moisture Content	8%	8%

Payable Metal Terms
Zn & PB in concentrate	85%	95%
Minimum Deduction (% of concentrate grade)	8%	3%
Silver Payable Metal (%)	70%	95%
Silver Deduction (oz/dmt of concentrate)	3.50	1.61

Concentrate Transportation & Smelter Terms
Concentrate Transportation ($/wmt)	$165.00	$165.00
Smelter Treatment Charges ($/dmt)	$170.00	$145.00
Price participation, above $1000/T concentrate	10%	8%
Price participation, below $1000/T concentrate	10%	5%
Silver Refining Charge ($/payable oz)	$0.00	$0.72

dwt = dry metric ton wmt = west metric ton

A floating cone algorithm was run to define a potential open pit mineral resource based on the following operating cost inputs:

•	Process cost (flotation mill @ 40,000 tpd) = $5.50/t milled
•	G&A cost = $0.50/t milled
•	Mining = $1.25 per tonne mined plus an additional $0.015/t per bench below 1540 elevation (to account for the extra cost from depth)

A 40 degree overall slope angle was use for the cone geometry.

The metal prices, costs and recoveries shown above have been used to assign an NSR value to the individual blocks in the model and to define a possible open pit geometry for the tabulation of the mineral resource. The economics are a first estimates based on other properties and are not intended to lead the reader to believe that Cordero is an economically viable project at this time. The inputs were used to provide a basis for tabulating the mineral resource which would have a reasonable potential of extraction.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-21
July 2011

As mentioned in Section 4 of this report, the Aida claim sets within the Cordero claim block and negotiations are in progress for Levon to acquire the Aida claim. For the purpose of reporting the mineral resource at this time within the Levon claims, the floating cone crossed into the Aida for waste mining, but no mineral resource is estimated within the Aida claim for this tabulation..

The mineral resource is reported using a $6.00/t NSR cutoff which covers the cost of processing and G&A (this is often referred to as the internal cutoff grade). The mineral resource within the floating cone geometry is tabulated in Table 14-6. Included in Table 14-6 is the tonnage and grades at higher NSR cutoffs.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	14-22
July 2011

Table 14-6
Cordero Mineral Resource

		Pozo de Plata Area (Includes Josefina)						Porphyry Zone					Combined Areas
NSR Cutoff, $/t	Resource Class	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Million Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

$6.00	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49	521.56	18.54	0.054	0.25	0.46
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47	200.85	21.66	0.035	0.27	0.49

$10.00	Indicated	188.89	25.59	0.089	0.33	0.54	126.21	22.13	0.034	0.33	0.64	315.11	24.20	0.067	0.33	0.58
	Inferred	21.91	24.17	0.055	0.35	0.70	168.41	22.07	0.033	0.27	0.47	190.32	22.31	0.036	0.28	0.50

$15.00	Indicated	107.99	32.98	0.112	0.43	0.66	62.73	29.44	0.038	0.45	0.83	170.72	31.68	0.085	0.44	0.72
	Inferred	12.90	30.54	0.060	0.45	0.88	52.59	44.81	0.041	0.52	0.83	65.48	42.00	0.045	0.51	0.84

$20.00	Indicated	65.51	39.75	0.135	0.52	0.76	34.63	36.73	0.042	0.56	1.00	100.14	38.71	0.103	0.53	0.84
	Inferred	6.60	39.66	0.066	0.59	1.12	35.47	56.19	0.043	0.61	0.97	42.06	53.60	0.047	0.61	0.99

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	15-1
July 2011

15.0	MINERAL RESERVE ESTIMATES

No mineral reserve has been developed for the Cordero project at this time.

This report documents an initial mineral resource estimate for the Cordero project and thus it is not an advanced project. Sections 16 through 22 do not apply at this time.

16.0	MINING METHODS

17.0	RECOVERY METHODS

18.0	PROJECT INFRASTRUCTURE

19.0	MARKET STUDIES AND CONTRACTS

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

21.0	CAPITAL AND OPERATING COSTS

22.0	ECONOMIC ANALYSIS

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	23-1
July 2011

23.0	ADJACENT PROPERTIES

The adjacent properties are in the mining districts of Parral, Santa Barbara, San Francisco del Oro, Sierra Almoloya and Guanacevi Durango. There are operating mines in some of these districts which are currently in production as underground mines. These mines are working narrow high grade veins and vein swarms (some up to 5m in width) extracting base and precious metals.

The information regarding the adjacent properties has been provided by employees of Levon and IMC has not had the opportunity to verify the information.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	24-1
July 2011

24.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data for Cordero which would negate the information presented in this report or alter the conclusions provided by IMC.

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Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	25-1
July 2011

25.0	INTERPRETATION AND CONCLUSIONS

It is IMC’s conclusion that the initial mineral resource presented in Table 25-1 is a reasonable estimate of the Cordero mineral resource. This resource is based on 160 drill holes for a total of 64,771 meters drilled. The drill core is sampled predominately in 2 meter intervals for a total of 32,398 assayed intervals (some missing due to data cutoff date or the un-assayed intervals in alluvium or oxide zones).

Table 25-1
Cordero Initial Mineral Resource

		Pozo de Plata Area (Includes Josefina)					Porphyry Zone					Combined Areas
NSR	Resource	Million					Million					Million
Cutoff, $/t	Class	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %	Tonnes	Ag, g/t	Au, g/t	Pb, %	Zn, %

$6.00	Indicated	293.23	20.04	0.073	0.26	0.44	228.33	16.61	0.030	0.24	0.49	521.56	18.54	0.054	0.25	0.46
	Inferred	32.44	19.54	0.048	0.27	0.56	168.41	22.07	0.033	0.27	0.47	200.85	21.66	0.035	0.27	0.49

$10.00	Indicated	188.89	25.59	0.089	0.33	0.54	126.21	22.13	0.034	0.33	0.64	315.11	24.20	0.067	0.33	0.58
	Inferred	21.91	24.17	0.055	0.35	0.70	168.41	22.07	0.033	0.27	0.47	190.32	22.31	0.036	0.28	0.50

$15.00	Indicated	107.99	32.98	0.112	0.43	0.66	62.73	29.44	0.038	0.45	0.83	170.72	31.68	0.085	0.44	0.72
	Inferred	12.90	30.54	0.060	0.45	0.88	52.59	44.81	0.041	0.52	0.83	65.48	42.00	0.045	0.51	0.84

$20.00	Indicated	65.51	39.75	0.135	0.52	0.76	34.63	36.73	0.042	0.56	1.00	100.14	38.71	0.103	0.53	0.84
	Inferred	6.60	39.66	0.066	0.59	1.12	35.47	56.19	0.043	0.61	0.97	42.06	53.60	0.047	0.61	0.99

This mineral resource is tabulated within an open pit geometry using preliminary economic inputs to segregate the mineralization using an NSR value with credit from the silver, zinc and lead mineralization. The metal prices used for this determination are $25.00/oz silver, and $1.00/lb each for zinc and lead. Within the overall mineral resource, the gold grade is low, but there are portions of the deposit which have higher gold grades. At this time, the gold is tabulated as part of the mineral resource and further study is needed to determine what portion of it has economic value.

As with all mineral resource declarations, it is based on the assumptions made at the time it is developed and there is no guarantee that these assumptions will be the same in the future and this uncertainty could impact the size of the mineral resource. No mineral resource has been declared for the Aida claim which is not controlled by Levon. The Aida claim is located within the Cordero claim block controlled by Levon and negotiations are currently underway to acquire the Aida claim. The acquisition (or not) of this claim could impact future mineral resource statements.

INDEPENDENT
MINING  CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	26-1
July 2011

26.0	RECOMMENDATIONS

It is the recommendation of IMC that work be continued on the Cordero project to further delineate the size and scope of the mineralization as it is currently open in many directions. As the present Phase 3 drilling is currently being completed, Phase 4 is being planned as a seamless continuation of the Cordero exploration program. Phase 4 goals are:

1)	Complete the delineation drilling of the current resource.
2)	Drill at least two discovery holes in outlying, mine-scale bulk tonnage targets.
3)	Expand the engineering studies on the deposits to better characterize metallurgy and other engineering characteristics of the deposits.

Levon has budgeted to spend US$28 million on this work by the end of 2012 and currently has the funds available.

To accomplish these goals 130,000 m of core drilling is planned along with the supporting exploration work required for target definition, acquisition of an expanded exploration permit (in progress).expansion of engineering and mine planning studies (metallurgy; water, power etc). M3 Engineering and Technology and IMC will continue to lead the study design of the engineering aspects of Cordero.

Levon exploration will be focused in the Cordero Porphyry Belt within existing targets (Figure 25-1) as part of the Phase 4 drilling. This will include the outlying mine scale exploration targets and the Cordero Porphyry Belt (red circles on Figure 26-1) to be ranked for testing in Phase 4 exploration. On the figure, the intrusive centers are shown in yellow and the proposed core holes in black.

In addition during the Phase 4 drilling, Levon will begin defining targets in the Perla Felsic Dome, the Diatreme Complex and in the Porfido Norte Belt (Figure 26-2).

INDEPENDENT
MINING  CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	26-2
July 2011

Figure 26-1  Cordero Porphyry Belt – Phase 4 Drill Targets (black squares)

INDEPENDENT
MINING  CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	26-3
July 2011

Figure 26-2   Index Map of Exploration Areas.

INDEPENDENT
MINING  CONSULTANTS, INC.

Levon Resources, Ltd. – Cordero Project Mineral Resource Technical Report	26-4
July 2011

Supporting exploration for target definition and prioritization will include additional geophysics, geologic mapping, soil and rock chip sampling. Geophysics will include magneto tellurics (MT) to see deep into the Cordero Porphyry Belt and the Porfido Norte Belt if the technique works as expected in the Cordero Porphyry Belt. Three dimensional Induced Polarization (3D IP) surveys are being planned in the Porfido Norte Belt and over the Perla Felsic Dome. Additional 3D IP is being considered in the Cordero Porphyry Belt in covered diatreme areas and over the Sanson stock.

Levon has provided to IMC its exploration budget through the end of 2012. IMC believes this is a reasonable budget for the work outlined and it is shown in Table 26-1.

Table 26-1  Itemizes Phase 4 Exploration Budget (US Dollars)

Phase 4 Cordero Exploration Itemize budget

Item	Units m	Cost/unit Subtotal US$/m
Core Drilling
Delineation	110,000	\180	19,800,000
Exploration	20,000	180	3,600,000
Road access			15,000
Core Storage
buildings	3	31,000	93,000
rakes	3	50,000	150,000
Geophysics
MT			90,000
3D IP			50,000
Geology			45,000
Geochemistry
Rocks	500	30	15,000
Soils	2,000	30	60,000
Engineering
M3, met. Water
rights			850,000
IMC, resource
updates, drilling
design, QAQC			350,000
		SubTotal	25,118,000
7% contingency			1,758,260
		Total	28,594,260

As part of the on going exploration work and in preparation for an updated mineral resource estimate, IMC recommends that Levon continue its QA/QC program and develop a more concise set of geologic maps and cross sections, which can be used to further delineate the future mineral resource estimates.

INDEPENDENT
MINING  CONSULTANTS, INC.

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

CERTIFICATE OF QUALIFIED PERSON
Herbert E. Welhener

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as an author of this report called “Cordero Project Mineral Resource Technical Report” dated August 4, 2011, I hereby make the following statements:
1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.

2.	This certificate applies to the Technical Report titled “Cordero Project Mineral Resource Technical Report” dated August 4, 2011 (the “Technical Report”).
3.	I graduated with the follow degree from the University of Arizona: Bachelors of Science – Geology, 1973.
4.
I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP) and I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) both recognized as a professional association as defined by NI 43-101

5.	I have worked as a mining engineer or geologist for 37 years since my graduation from the University of Arizona.
6.
I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI43-101); I fulfill the requirements of a Qualified Person. I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.

7.
I am responsible for the technical report titled “Cordero Project Mineral Resource Technical Report” dated August 4, 2011. I have not visited the Property, but am scheduled to visit on August 7 – 9, 2011.

8.
I have had prior involvement with the property that is the subject of this Technical Report. The prior involvement was as an independent consultant to Levon for the purpose of preliminary evaluation of the Cordero deposits.

9.	I am independent of the issuers as defined by Section 1.5 of NI 43-101.
10.
That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 4 day of August, 2011 at Tucson, Arizona

(signed) “Herbert E. Welhener”

Herbert E. Welhener, MMSA-QPM
SME Registered Member #3434330RM

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-1

Appendix A – List of Drill Holes Used For the Mineral Resource Estimate

Collar Coordinates and Down Hole Survey Information

First Line for each hole is the collars:
Hole ID	Northing	Easting	Elevation	Total Depth
Subsequent Lines of Data are the down hole survey information
Hole ID	From	To	Azimuth	Dip (positive = down)
				(90 = vertical hole)

C010-9	3014049.50	442652.41	1570.16	341.65
C010-9	.00	50.00	.00	70.00
C010-9	50.00	150.00	356.10	70.50
C010-9	150.00	250.00	356.30	70.80
C010-9	250.00	341.65	355.00	71.30
C09-1	3013695.00	442303.28	1563.99	167.80
C09-1	.00	167.80	.00	60.00
C09-2	3013750.00	442341.41	1567.49	300.20
C09-2	.00	15.00	.00	60.00
C09-2	15.00	65.00	19.00	59.00
C09-2	65.00	150.00	24.00	59.60
C09-2	150.00	250.00	27.00	59.20
C09-2	250.00	300.20	25.00	57.90
C09-3	3015177.00	443205.00	1600.30	501.00
C09-3	.00	15.00	208.00	60.00
C09-3	15.00	65.00	204.30	58.80
C09-3	65.00	150.00	207.60	58.50
C09-3	150.00	250.00	208.20	57.40
C09-3	250.00	350.00	209.10	53.20
C09-3	350.00	450.00	211.80	47.70
C09-3	450.00	501.00	212.00	45.80
C09-4	3013965.50	442779.06	1574.80	493.05
C09-4	.00	15.00	323.00	60.00
C09-4	15.00	65.00	334.00	60.50
C09-4	65.00	150.00	333.50	61.90
C09-4	150.00	300.00	335.70	61.90
C09-4	300.00	493.05	337.60	61.30
C09-5	3014099.00	442638.56	1569.85	367.00
C09-5	.00	15.00	.00	60.00
C09-5	15.00	65.00	356.20	61.20
C09-5	65.00	150.00	356.90	60.80
C09-5	150.00	250.00	359.10	59.10
C09-5	250.00	367.00	359.00	57.70
C09-6	3015075.50	444379.47	1579.82	241.50
C09-6	.00	50.00	313.00	60.00
C09-6	50.00	150.00	323.50	50.70
C09-6	150.00	241.50	326.60	47.90

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-2

C09-7	3015627.75	444742.53	1569.93	319.55
C09-7	.00	15.00	308.00	50.00
C09-7	15.00	65.00	319.80	49.80
C09-7	65.00	150.00	320.40	50.50
C09-7	150.00	319.55	321.70	48.10
C09-8	3014527.50	443809.31	1596.07	452.60
C09-8	.00	15.00	208.00	60.00
C09-8	15.00	65.00	207.10	58.70
C09-8	65.00	150.00	209.10	58.90
C09-8	150.00	250.00	211.20	58.40
C09-8	250.00	350.00	213.40	55.70
C09-8	350.00	452.60	214.20	55.00
C10-10	3014150.25	442653.31	1576.62	369.35
C10-10	.00	15.00	.00	60.00
C10-10	15.00	65.00	359.00	59.60
C10-10	65.00	150.00	.20	59.30
C10-10	150.00	250.00	3.30	57.80
C10-10	250.00	334.50	3.70	54.80
C10-10	334.50	369.35	3.10	53.90
C10-11	3014199.25	442654.19	1578.75	346.70
C10-11	.00	15.00	.00	60.00
C10-11	15.00	65.00	356.70	60.70
C10-11	65.00	150.00	358.80	59.90
C10-11	150.00	250.00	359.30	58.70
C10-11	250.00	322.50	1.10	57.60
C10-11	322.50	346.70	1.60	56.90
C10-12	3014148.50	442603.16	1570.03	311.40
C10-12	.00	50.00	.00	60.00
C10-12	50.00	150.00	.60	62.80
C10-12	150.00	250.00	1.40	62.90
C10-12	250.00	311.40	1.10	57.60
C10-13	3012719.75	440986.50	1569.86	99.70
C10-13	.00	99.70	.00	60.00
C10-14	3014098.25	442637.81	1569.85	316.00
C10-14	.00	15.00	.00	90.00
C10-14	15.00	65.00	302.50	89.60
C10-14	65.00	150.00	81.40	89.70
C10-14	150.00	250.00	173.40	89.70
C10-14	250.00	316.00	167.30	89.40
C10-15	3012697.00	440978.34	1569.82	97.05
C10-15	.00	5.00	180.00	70.00
C10-15	5.00	50.00	196.60	70.00
C10-15	50.00	97.05	195.60	70.10
C10-16	3012637.25	440957.66	1569.80	102.82
C10-16	.00	5.00	188.00	60.00
C10-16	5.00	55.00	200.20	59.80
C10-16	55.00	102.82	198.50	60.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-3

C10-17	3012563.00	440931.25	1569.92	186.75
C10-17	.00	15.00	193.00	60.00
C10-17	15.00	65.00	193.30	59.80
C10-17	65.00	186.75	193.20	59.90
C10-18	3014097.50	442703.97	1581.46	488.65
C10-18	.00	15.00	.00	60.00
C10-18	15.00	65.00	1.60	59.70
C10-18	65.00	150.00	1.80	60.90
C10-18	150.00	250.00	4.10	60.00
C10-18	250.00	350.00	4.20	60.10
C10-18	350.00	440.00	4.40	60.30
C10-18	440.00	488.65	6.10	59.40
C10-19	3012667.00	440967.75	1569.77	143.70
C10-19	.00	15.00	.00	90.00
C10-19	15.00	86.50	76.90	89.60
C10-19	86.50	143.70	138.50	89.20
C10-20	3012755.00	441000.16	1569.89	96.50
C10-20	.00	5.00	197.00	60.00
C10-20	5.00	53.00	197.80	59.00
C10-20	53.00	96.50	196.80	59.20
C10-21	3013296.75	442053.69	1560.38	320.90
C10-21	.00	15.00	.00	90.00
C10-21	15.00	65.00	266.20	89.20
C10-21	65.00	150.00	264.50	88.70
C10-21	150.00	259.50	297.50	88.70
C10-21	259.50	320.90	303.00	87.70
C10-22	3014096.50	442704.16	1581.41	533.30
C10-22	.00	15.00	.00	90.00
C10-22	15.00	65.00	302.70	89.80
C10-22	65.00	150.00	307.50	89.80
C10-22	150.00	250.00	329.30	89.20
C10-22	250.00	350.00	334.40	89.50
C10-22	350.00	465.00	20.10	89.00
C10-22	465.00	533.30	329.10	89.30
C10-23	3014029.25	443074.34	1598.44	500.55
C10-23	.00	15.00	.00	60.00
C10-23	15.00	65.00	357.80	60.60
C10-23	65.00	150.00	357.80	61.40
C10-23	150.00	250.00	357.20	62.30
C10-23	250.00	350.00	355.80	63.90
C10-23	350.00	450.00	354.60	62.90
C10-23	450.00	500.55	357.00	63.10
C10-24	3014091.75	442755.09	1587.68	501.65
C10-24	.00	15.00	.00	60.00
C10-24	15.00	65.00	352.70	59.50
C10-24	65.00	150.00	353.50	59.70
C10-24	150.00	250.00	355.00	59.30
C10-24	250.00	350.00	357.60	58.50
C10-24	350.00	450.00	359.50	53.90
C10-24	450.00	501.65	358.90	52.40

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-4

C10-25	3014038.00	442926.44	1597.72	500.25
C10-25	.00	15.00	.00	60.00
C10-25	15.00	65.00	359.10	60.70
C10-25	65.00	150.00	358.30	61.60
C10-25	150.00	250.00	358.70	63.00
C10-25	250.00	350.00	359.10	63.70
C10-25	350.00	450.00	359.70	61.60
C10-25	450.00	500.25	355.10	61.40
C10-26	3014146.25	442705.56	1586.35	488.80
C10-26	.00	15.00	.00	60.00
C10-26	15.00	65.00	356.30	60.00
C10-26	65.00	150.00	358.30	60.00
C10-26	150.00	250.00	356.10	59.90
C10-26	250.00	350.00	355.40	58.70
C10-26	350.00	442.50	353.20	56.70
C10-26	442.50	488.80	357.50	56.90
C10-27	3014642.00	443748.91	1599.85	385.05
C10-27	.00	15.00	278.00	60.00
C10-27	15.00	65.00	269.30	60.20
C10-27	65.00	150.00	272.00	60.60
C10-27	150.00	250.00	274.50	61.00
C10-27	250.00	340.00	277.60	59.60
C10-27	340.00	385.05	278.60	59.50
C10-28	3014144.50	442753.56	1592.06	463.05
C10-28	.00	15.00	.00	60.00
C10-28	15.00	65.00	352.10	59.80
C10-28	65.00	150.00	354.70	58.60
C10-28	150.00	250.00	357.40	56.80
C10-28	250.00	350.00	359.20	58.90
C10-28	350.00	425.00	358.70	58.30
C10-28	425.00	463.05	358.10	58.70
C10-29	3014298.00	443762.72	1594.69	463.00
C10-29	.00	15.00	317.00	60.00
C10-29	15.00	65.00	313.70	59.70
C10-29	65.00	150.00	312.60	60.40
C10-29	150.00	250.00	313.50	61.50
C10-29	250.00	350.00	315.00	60.90
C10-29	350.00	430.00	315.90	59.90
C10-29	430.00	463.00	316.80	60.30
C10-30	3014197.75	442754.97	1591.36	398.70
C10-30	.00	15.00	.00	60.00
C10-30	15.00	65.00	358.60	59.90
C10-30	65.00	150.00	358.20	61.20
C10-30	150.00	250.00	.20	61.20
C10-30	250.00	347.50	3.30	60.10
C10-30	347.50	398.70	4.00	59.10

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-5

C10-31	3014246.00	442707.63	1584.16	392.60
C10-31	.00	15.00	.00	60.00
C10-31	15.00	65.00	358.70	59.90
C10-31	65.00	150.00	359.60	59.00
C10-31	150.00	250.00	2.70	58.00
C10-31	250.00	345.00	4.80	57.40
C10-31	345.00	392.60	5.10	57.00
C10-32	3014032.25	443220.13	1595.85	435.35
C10-32	.00	15.00	.00	60.00
C10-32	15.00	65.00	358.40	59.70
C10-32	65.00	150.00	358.80	59.40
C10-32	150.00	250.00	1.90	58.40
C10-32	250.00	367.50	2.80	56.00
C10-32	367.50	435.35	3.60	53.40
C10-33	3014201.00	442706.00	1586.72	341.75
C10-33	.00	15.00	.00	60.00
C10-33	15.00	65.00	355.80	60.10
C10-33	65.00	150.00	355.40	60.50
C10-33	150.00	250.00	357.50	60.90
C10-33	250.00	320.00	355.90	60.80
C10-33	320.00	341.75	357.30	59.40
C10-34	3014097.75	442603.75	1569.99	266.95
C10-34	.00	15.00	.00	60.00
C10-34	15.00	65.00	356.20	58.30
C10-34	65.00	150.00	356.00	58.50
C10-34	150.00	230.00	356.50	57.00
C10-34	230.00	266.95	356.30	57.00
C10-35	3014096.75	442603.91	1569.99	494.10
C10-35	.00	25.00	.00	90.00
C10-35	25.00	75.00	65.30	89.80
C10-35	75.00	125.00	244.40	89.80
C10-35	125.00	175.00	136.20	89.60
C10-35	175.00	225.00	162.90	89.30
C10-35	225.00	275.00	140.20	89.00
C10-35	275.00	494.10	130.80	89.30
C10-36	3014295.75	442654.25	1576.45	319.70
C10-36	.00	15.00	308.00	60.00
C10-36	15.00	65.00	327.90	59.40
C10-36	65.00	150.00	328.70	59.60
C10-36	150.00	250.00	329.50	59.60
C10-36	250.00	319.70	330.20	59.70
C10-37	3014294.25	442652.50	1576.39	420.00
C10-37	.00	15.00	.00	60.00
C10-37	15.00	65.00	2.10	60.70
C10-37	65.00	150.00	3.50	60.50
C10-37	150.00	250.00	4.70	59.30
C10-37	250.00	360.00	5.10	59.30
C10-37	360.00	420.00	6.10	58.10

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-6

C10-38	3014875.75	443509.31	1599.87	381.20
C10-38	.00	15.00	337.00	60.00
C10-38	15.00	65.00	328.90	61.20
C10-38	65.00	125.00	331.70	60.80
C10-38	125.00	381.20	332.10	60.50
C10-39	3014050.50	442605.28	1570.04	661.00
C10-39	.00	15.00	.00	60.00
C10-39	15.00	65.00	357.30	60.70
C10-39	65.00	150.00	356.60	61.30
C10-39	150.00	250.00	356.50	61.80
C10-39	250.00	350.00	357.20	61.80
C10-39	350.00	450.00	357.30	61.80
C10-39	450.00	550.00	358.70	62.80
C10-39	550.00	630.50	354.80	64.20
C10-39	630.50	661.00	355.80	65.10
C10-40	3014198.75	442603.66	1570.96	490.90
C10-40	.00	15.00	.00	60.00
C10-40	15.00	65.00	357.70	59.10
C10-40	65.00	200.00	359.00	61.30
C10-40	200.00	350.00	356.90	62.30
C10-40	350.00	445.00	357.10	62.40
C10-40	445.00	490.90	357.60	62.40
C10-41	3015239.75	443338.13	1600.09	503.45
C10-41	.00	15.00	158.00	60.00
C10-41	15.00	65.00	154.10	58.90
C10-41	65.00	150.00	156.00	58.30
C10-41	150.00	250.00	158.00	57.80
C10-41	250.00	350.00	161.10	55.20
C10-41	350.00	450.00	160.50	55.10
C10-41	450.00	503.45	160.90	52.90
C10-42	3014248.00	442652.00	1576.46	490.10
C10-42	.00	15.00	.00	60.00
C10-42	15.00	65.00	357.90	61.00
C10-42	65.00	150.00	357.20	61.80
C10-42	150.00	250.00	357.00	63.90
C10-42	250.00	350.00	357.30	63.90
C10-42	350.00	445.00	356.60	63.80
C10-42	445.00	490.10	.20	63.30
C10-43	3014900.00	443508.81	1599.85	417.30
C10-43	.00	15.00	153.00	60.00
C10-43	15.00	65.00	150.60	60.20
C10-43	65.00	150.00	152.30	59.60
C10-43	150.00	250.00	154.60	57.70
C10-43	250.00	350.00	156.20	55.80
C10-43	350.00	417.30	156.70	54.60

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-7

C10-44	3014250.00	442600.00	1571.03	478.05
C10-44	.00	15.00	.00	60.00
C10-44	15.00	65.00	356.30	60.00
C10-44	65.00	150.00	355.90	60.60
C10-44	150.00	250.00	354.60	61.30
C10-44	250.00	350.00	354.20	62.40
C10-44	350.00	439.00	355.20	62.20
C10-44	439.00	478.05	356.20	60.90
C10-45	3014029.25	443074.31	1598.44	332.10
C10-45	.00	15.00	178.00	60.00
C10-45	15.00	65.00	177.50	60.20
C10-45	65.00	150.00	174.00	60.60
C10-45	150.00	332.10	172.80	61.20
C10-46	3014250.00	442750.00	1587.70	374.00
C10-46	.00	15.00	.00	60.00
C10-46	15.00	65.00	1.50	60.00
C10-46	65.00	150.00	1.60	60.10
C10-46	150.00	250.00	5.20	57.90
C10-46	250.00	335.00	7.50	55.50
C10-46	335.00	374.00	9.20	54.00
C10-47	3014150.00	442800.00	1596.33	285.00
C10-47	.00	15.00	.00	60.00
C10-47	15.00	65.00	356.00	60.10
C10-47	65.00	150.00	355.20	60.50
C10-47	150.00	242.50	356.10	58.80
C10-47	242.50	285.00	357.20	57.90
C10-48	3014098.00	442549.19	1570.15	439.40
C10-48	.00	15.00	.00	60.00
C10-48	15.00	65.00	356.10	60.80
C10-48	65.00	150.00	354.00	61.70
C10-48	150.00	300.00	353.60	62.30
C10-48	300.00	419.50	350.40	65.70
C10-48	419.50	439.40	350.50	65.50
C10-49	3014202.00	442800.00	1595.32	455.50
C10-49	.00	15.00	.00	60.00
C10-49	15.00	65.00	2.70	59.50
C10-49	65.00	125.00	2.00	61.00
C10-49	125.00	175.00	1.80	61.00
C10-49	175.00	225.00	1.90	60.90
C10-49	225.00	275.00	2.10	60.20
C10-49	275.00	325.00	1.60	59.70
C10-49	325.00	375.00	1.10	59.20
C10-49	375.00	425.00	.60	59.00
C10-49	425.00	455.50	.80	59.30
C10-50	3014151.00	442550.00	1570.14	347.15
C10-50	.00	15.00	.00	60.00
C10-50	15.00	115.00	357.60	61.00
C10-50	115.00	225.00	357.40	62.10
C10-50	225.00	323.50	359.50	60.80
C10-50	323.50	347.15	1.30	59.60

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-8

C10-51	3014098.00	442550.00	1570.15	418.10
C10-51	.00	15.00	188.00	60.00
C10-51	15.00	65.00	177.50	60.80
C10-51	65.00	125.00	175.80	61.10
C10-51	125.00	200.00	175.10	61.00
C10-51	200.00	300.00	173.20	59.90
C10-51	300.00	375.00	174.20	59.30
C10-51	375.00	418.10	175.60	58.60
C10-52	3013905.00	442496.00	1569.83	328.45
C10-52	.00	25.00	.00	60.00
C10-52	25.00	75.00	358.20	60.30
C10-52	75.00	125.00	358.10	60.70
C10-52	125.00	175.00	357.90	60.70
C10-52	175.00	225.00	356.30	60.60
C10-52	225.00	275.00	356.10	60.70
C10-52	275.00	328.45	356.00	60.70
C10-53	3013906.00	442504.00	1569.81	423.10
C10-53	.00	25.00	188.00	60.00
C10-53	25.00	75.00	181.40	60.40
C10-53	75.00	175.00	181.50	60.70
C10-53	175.00	275.00	181.90	60.70
C10-53	275.00	324.50	181.80	60.40
C10-53	324.50	374.50	182.70	61.20
C10-53	374.50	423.10	182.80	61.80
C10-54	3014000.00	442649.00	1570.00	348.90
C10-54	.00	25.00	.00	60.00
C10-54	25.00	75.00	1.50	61.50
C10-54	75.00	125.00	1.00	62.80
C10-54	125.00	175.00	.40	62.70
C10-54	175.00	225.00	359.10	62.30
C10-54	225.00	275.00	359.60	62.70
C10-54	275.00	324.00	359.90	62.60
C10-54	324.00	348.90	358.20	63.80
C10-55	3014303.00	442699.00	1583.38	342.65
C10-55	.00	25.00	.00	60.00
C10-55	25.00	75.00	359.60	60.50
C10-55	75.00	125.00	.90	60.60
C10-55	125.00	175.00	1.30	60.20
C10-55	175.00	225.00	2.10	59.20
C10-55	225.00	275.00	3.00	58.10
C10-55	275.00	320.00	4.60	57.60
C10-55	320.00	342.65	3.90	57.70
C10-56	3013998.00	442498.00	1569.86	311.45
C10-56	.00	15.00	.00	60.00
C10-56	15.00	40.00	1.00	60.40
C10-56	40.00	75.00	.50	61.10
C10-56	75.00	125.00	359.90	61.30
C10-56	125.00	175.00	359.20	61.30
C10-56	175.00	225.00	357.80	61.30
C10-56	225.00	275.00	357.80	60.50
C10-56	275.00	311.45	358.90	61.40

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-9

C10-57	3014052.00	442699.00	1576.72	503.05
C10-57	.00	15.00	.00	60.00
C10-57	15.00	40.00	354.10	60.20
C10-57	40.00	75.00	353.80	59.90
C10-57	75.00	125.00	354.50	60.30
C10-57	125.00	175.00	353.70	60.10
C10-57	175.00	225.00	353.60	58.90
C10-57	225.00	275.00	352.20	58.80
C10-57	275.00	325.00	351.20	58.50
C10-57	325.00	363.50	350.80	56.90
C10-57	363.50	413.50	350.60	55.60
C10-57	413.50	475.00	350.10	57.30
C10-57	475.00	503.05	349.90	58.00
C10-58	3013903.00	442598.00	1569.97	459.70
C10-58	.00	15.00	.00	60.00
C10-58	15.00	65.00	358.80	59.70
C10-58	65.00	125.00	359.70	60.50
C10-58	125.00	175.00	359.60	60.30
C10-58	175.00	225.00	360.00	60.80
C10-58	225.00	275.00	.30	60.80
C10-58	275.00	325.00	1.70	59.90
C10-58	325.00	375.00	3.10	60.00
C10-58	375.00	459.70	3.40	58.80
C10-59	3015245.00	443340.00	1600.08	407.80
C10-59	.00	15.00	.00	60.00
C10-59	15.00	65.00	328.40	60.40
C10-59	65.00	125.00	330.00	56.70
C10-59	125.00	175.00	331.70	57.70
C10-59	175.00	225.00	332.50	56.40
C10-59	225.00	275.00	333.10	55.40
C10-59	275.00	325.00	334.00	53.30
C10-59	325.00	375.00	334.70	51.20
C10-59	375.00	407.80	334.40	50.30
C10-60	3013903.00	442598.00	1569.97	357.80
C10-60	.00	50.00	.00	90.00
C10-60	50.00	125.00	86.60	89.60
C10-60	125.00	175.00	94.20	89.00
C10-60	175.00	225.00	105.90	88.70
C10-60	225.00	357.80	114.60	88.90
C10-61	3013904.00	442596.00	1569.97	433.80
C10-61	.00	15.00	.00	60.00
C10-61	15.00	40.00	178.30	59.60
C10-61	40.00	75.00	178.50	60.00
C10-61	75.00	125.00	180.20	60.50
C10-61	125.00	175.00	181.10	61.20
C10-61	175.00	225.00	181.50	60.80
C10-61	225.00	275.00	183.20	60.20
C10-61	275.00	325.00	182.80	58.80
C10-61	325.00	375.00	182.40	57.70
C10-61	375.00	416.50	183.10	55.50
C10-61	416.50	433.80	183.50	54.80

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-10

C10-62	3013965.00	442774.00	1573.57	449.00
C10-62	.00	15.00	180.00	60.00
C10-62	15.00	40.00	176.50	60.10
C10-62	40.00	75.00	176.40	61.10
C10-62	75.00	125.00	177.00	61.00
C10-62	125.00	175.00	177.00	60.40
C10-62	175.00	225.00	178.80	60.20
C10-62	225.00	275.00	180.50	59.30
C10-62	275.00	325.00	182.10	58.60
C10-62	325.00	375.00	181.60	56.70
C10-62	375.00	424.50	181.70	56.90
C10-62	424.50	449.00	181.80	57.00
C10-63	3014249.00	442498.00	1570.26	340.35
C10-63	.00	15.00	.00	60.00
C10-63	15.00	40.00	2.20	61.30
C10-63	40.00	75.00	1.70	62.00
C10-63	75.00	125.00	.10	62.70
C10-63	125.00	175.00	358.30	63.80
C10-63	175.00	225.00	357.40	64.50
C10-63	225.00	275.00	357.20	65.00
C10-63	275.00	320.00	356.90	65.50
C10-63	320.00	340.35	355.60	65.30
C10-64	3013818.00	442799.00	1569.99	446.00
C10-64	.00	15.00	188.00	60.00
C10-64	15.00	40.00	184.10	61.20
C10-64	40.00	75.00	180.90	59.00
C10-64	75.00	125.00	179.60	60.50
C10-64	125.00	175.00	181.50	60.10
C10-64	175.00	225.00	182.60	60.00
C10-64	225.00	275.00	184.40	59.70
C10-64	275.00	325.00	184.90	59.50
C10-64	325.00	375.00	185.10	58.70
C10-64	375.00	423.00	188.10	57.20
C10-64	423.00	446.00	190.50	56.90
C10-65	3014247.00	442500.00	1570.25	383.40
C10-65	.00	15.00	188.00	60.00
C10-65	15.00	40.00	184.10	61.20
C10-65	40.00	75.00	183.30	60.00
C10-65	75.00	125.00	183.40	60.00
C10-65	125.00	175.00	182.70	61.60
C10-65	175.00	225.00	182.40	61.70
C10-65	225.00	275.00	184.00	62.00
C10-65	275.00	325.00	184.60	61.20
C10-65	325.00	383.40	187.30	59.80

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-11

C10-66	3014009.00	443612.00	1587.98	529.00
C10-66	.00	15.00	.00	90.00
C10-66	15.00	40.00	102.20	89.20
C10-66	40.00	75.00	107.40	89.10
C10-66	75.00	125.00	103.40	89.40
C10-66	125.00	175.00	98.20	88.90
C10-66	175.00	225.00	98.00	89.10
C10-66	225.00	275.00	108.80	89.10
C10-66	275.00	325.00	105.90	89.20
C10-66	325.00	375.00	100.40	89.00
C10-66	375.00	425.00	137.90	89.50
C10-66	425.00	475.00	52.50	89.90
C10-66	475.00	514.50	223.50	89.80
C10-66	514.50	529.00	116.80	89.80
C10-67	3013901.00	442504.00	1569.82	389.10
C10-67	.00	15.00	.00	90.00
C10-67	15.00	40.00	193.10	89.80
C10-67	40.00	75.00	276.70	89.60
C10-67	75.00	125.00	314.70	89.40
C10-67	125.00	175.00	284.80	89.10
C10-67	175.00	225.00	287.30	89.00
C10-67	225.00	275.00	309.00	88.90
C10-67	275.00	325.00	337.00	89.00
C10-67	325.00	369.50	328.60	88.90
C10-67	369.50	389.10	335.00	88.60
C10-68	3013816.00	442799.00	1570.00	448.00
C10-68	.00	15.00	.00	90.00
C10-68	15.00	40.00	122.70	89.10
C10-68	40.00	75.00	115.70	89.00
C10-68	75.00	125.00	142.00	88.80
C10-68	125.00	175.00	158.60	88.80
C10-68	175.00	225.00	125.20	89.40
C10-68	225.00	275.00	117.60	89.20
C10-68	275.00	325.00	105.00	88.80
C10-68	325.00	375.00	134.30	88.80
C10-68	375.00	424.00	114.30	89.50
C10-68	424.00	448.00	107.60	89.00
C10-69	3014400.00	442700.00	1585.89	407.50
C10-69	.00	15.00	.00	60.00
C10-69	15.00	40.00	359.50	60.80
C10-69	40.00	75.00	359.70	60.80
C10-69	75.00	125.00	358.70	61.40
C10-69	125.00	175.00	359.10	61.70
C10-69	175.00	225.00	.10	62.90
C10-69	225.00	275.00	.30	62.90
C10-69	275.00	325.00	2.00	62.70
C10-69	325.00	375.00	3.10	62.00
C10-69	375.00	407.50	3.30	61.40

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-12

C10-70	3013800.00	442400.00	1570.09	476.80
C10-70	.00	15.00	.00	60.00
C10-70	15.00	40.00	4.00	62.10
C10-70	40.00	75.00	2.80	62.00
C10-70	75.00	125.00	1.90	62.60
C10-70	125.00	175.00	1.70	62.10
C10-70	175.00	225.00	2.00	61.30
C10-70	225.00	275.00	3.30	60.70
C10-70	275.00	325.00	4.00	59.60
C10-70	325.00	375.50	4.20	59.40
C10-70	375.50	425.50	5.40	59.30
C10-70	425.50	476.80	5.40	58.50
C10-71	3013800.00	442400.00	1570.09	459.65
C10-71	.00	15.00	180.00	60.00
C10-71	15.00	40.00	180.50	59.40
C10-71	40.00	75.00	180.80	61.00
C10-71	75.00	125.50	182.50	61.40
C10-71	125.50	175.50	182.10	60.60
C10-71	175.50	225.00	182.30	59.80
C10-71	225.00	275.00	182.10	59.30
C10-71	275.00	325.00	182.10	59.20
C10-71	325.00	375.00	182.40	59.30
C10-71	375.00	425.00	183.10	57.60
C10-71	425.00	459.65	183.90	55.40
C10-72	3015092.00	443394.00	1599.82	458.45
C10-72	.00	15.00	.00	90.00
C10-72	15.00	40.00	307.90	89.80
C10-72	40.00	75.00	107.30	89.40
C10-72	75.00	125.00	150.70	89.70
C10-72	125.00	175.00	90.10	89.20
C10-72	175.00	225.00	89.10	89.60
C10-72	225.00	275.00	110.10	89.20
C10-72	275.00	325.00	97.90	89.00
C10-72	325.00	375.00	101.40	89.10
C10-72	375.00	458.45	106.70	88.90
C10-73	3014010.00	443612.00	1588.06	419.95
C10-73	.00	15.00	.00	60.00
C10-73	15.00	40.00	2.10	60.90
C10-73	40.00	75.00	2.90	61.10
C10-73	75.00	125.00	3.70	61.40
C10-73	125.00	175.00	5.10	61.60
C10-73	175.00	225.00	7.20	61.70
C10-73	225.00	275.00	7.60	61.60
C10-73	275.00	325.00	9.60	61.40
C10-73	325.00	375.00	10.30	60.10
C10-73	375.00	419.95	13.70	59.70
C10-74	3014502.00	442706.00	1588.00	395.45
C10-74	.00	15.00	.00	60.00
C10-74	15.00	40.00	357.10	59.40
C10-74	40.00	75.00	358.10	59.50
C10-74	75.00	125.00	358.10	60.50
C10-74	125.00	175.00	358.70	60.30

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-13

C10-74	175.00	225.00	359.30	59.80
C10-74	225.00	275.00	359.60	59.80
C10-74	275.00	325.00	.90	59.30
C10-74	325.00	372.50	2.30	59.60
C10-74	372.50	395.45	2.30	59.30
C10-75	3012700.00	440698.00	1570.19	164.30
C10-75	.00	15.00	.00	90.00
C10-75	15.00	40.00	71.40	89.00
C10-75	40.00	75.00	67.60	89.00
C10-75	75.00	125.00	62.80	88.60
C10-75	125.00	164.30	42.30	88.60
C10-76	3012700.00	440698.00	1570.19	137.15
C10-76	.00	15.00	.00	60.00
C10-76	15.00	40.00	73.40	60.00
C10-76	40.00	75.00	73.00	60.90
C10-76	75.00	137.15	72.80	60.90
C10-77	3013847.00	442700.00	1570.13	535.65
C10-77	.00	15.00	.00	60.00
C10-77	15.00	40.00	357.70	61.50
C10-77	40.00	75.00	357.90	61.50
C10-77	75.00	125.00	358.30	61.10
C10-77	125.00	175.00	.30	61.80
C10-77	175.00	225.00	.10	62.20
C10-77	225.00	275.00	.30	62.50
C10-77	275.00	325.00	.40	62.20
C10-77	325.00	375.00	.90	62.80
C10-77	375.00	425.00	2.20	60.70
C10-77	425.00	475.00	2.60	60.80
C10-77	475.00	517.50	3.20	60.20
C10-77	517.50	535.65	3.10	60.20
C10-78	3013798.00	442402.00	1570.09	488.15
C10-78	.00	15.00	.00	90.00
C10-78	15.00	40.00	68.10	89.50
C10-78	40.00	75.00	67.70	89.50
C10-78	75.00	125.00	100.60	89.50
C10-78	125.00	175.00	60.50	89.10
C10-78	175.00	225.00	60.80	89.30
C10-78	225.00	275.00	54.20	89.70
C10-78	275.00	325.00	342.70	89.80
C10-78	325.00	375.00	316.10	89.70
C10-78	375.00	425.00	299.20	89.10
C10-78	425.00	469.00	308.20	88.90
C10-78	469.00	488.15	310.30	88.40
C10-79	3014496.00	442702.00	1587.24	462.65
C10-79	.00	15.00	180.00	60.00
C10-79	15.00	40.00	178.60	60.20
C10-79	40.00	75.00	178.50	60.30
C10-79	75.00	125.00	180.00	61.00
C10-79	125.00	175.00	181.10	61.10
C10-79	175.00	225.00	182.70	60.80
C10-79	225.00	275.00	184.00	59.50
C10-79	275.00	325.00	184.40	59.10

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-14

C10-79	325.00	375.00	187.00	58.30
C10-79	375.00	425.00	186.60	57.90
C10-79	425.00	462.65	186.20	58.30
C10-80	3013847.00	442700.00	1570.13	451.05
C10-80	.00	15.00	.00	90.00
C10-80	15.00	35.00	268.20	89.00
C10-80	35.00	45.00	231.90	88.60
C10-80	45.00	75.00	249.80	88.00
C10-80	75.00	125.00	230.30	88.50
C10-80	125.00	175.00	247.00	88.20
C10-80	175.00	225.00	248.40	88.50
C10-80	225.00	275.00	249.60	88.70
C10-80	275.00	325.00	241.50	88.10
C10-80	325.00	451.05	219.70	88.10
C10-81	3013795.00	442900.00	1569.93	101.55
C10-81	.00	15.00	.00	60.00
C10-81	15.00	40.00	9.90	59.70
C10-81	40.00	75.00	9.50	60.20
C10-81	75.00	101.55	8.90	60.50
C10-82	3013814.00	442901.00	1569.88	430.00
C10-82	.00	15.00	.00	60.00
C10-82	15.00	40.00	3.90	61.00
C10-82	40.00	75.00	4.10	61.40
C10-82	75.00	125.00	3.70	61.70
C10-82	125.00	175.00	4.10	62.60
C10-82	175.00	225.00	4.50	62.50
C10-82	225.00	275.00	4.50	61.40
C10-82	275.00	325.00	5.00	61.20
C10-82	325.00	430.00	4.50	61.90
C10-83	3014400.00	442600.00	1570.14	463.95
C10-83	.00	15.00	180.00	60.00
C10-83	15.00	40.00	175.50	59.60
C10-83	40.00	75.00	174.90	59.70
C10-83	75.00	125.00	175.20	61.00
C10-83	125.00	175.00	175.90	61.10
C10-83	175.00	225.00	177.80	60.80
C10-83	225.00	275.00	175.20	60.60
C10-83	275.00	325.00	175.20	60.20
C10-83	325.00	375.00	176.60	60.00
C10-83	375.00	425.00	177.10	59.80
C10-83	425.00	457.00	177.20	59.70
C10-83	457.00	463.95	177.00	59.60
C10-84	3013847.00	442699.00	1570.13	444.75
C10-84	.00	15.00	180.00	60.00
C10-84	15.00	40.00	178.80	60.90
C10-84	40.00	75.00	178.70	61.00
C10-84	75.00	125.00	178.20	62.00
C10-84	125.00	175.00	178.60	62.10
C10-84	175.00	225.00	179.20	61.80
C10-84	225.00	275.00	178.00	62.00
C10-84	275.00	325.00	178.40	60.50
C10-84	325.00	375.00	178.40	59.50

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-15

C10-84	375.00	422.00	180.70	58.40
C10-84	422.00	444.75	181.00	57.30
C10-85	3013818.00	442903.00	1569.87	406.65
C10-85	.00	15.00	180.00	60.00
C10-85	15.00	40.00	180.80	59.00
C10-85	40.00	75.00	180.10	59.30
C10-85	75.00	125.00	179.60	59.50
C10-85	125.00	175.00	180.70	59.70
C10-85	175.00	225.00	181.00	59.40
C10-85	225.00	275.00	181.00	60.10
C10-85	275.00	325.00	180.90	60.70
C10-85	325.00	375.00	180.50	60.60
C10-85	375.00	406.65	179.70	60.20
C10-86	3013420.00	441750.00	1567.26	310.20
C10-86	.00	15.00	315.00	60.00
C10-86	15.00	40.00	314.30	60.90
C10-86	40.00	75.00	314.80	60.20
C10-86	75.00	125.00	316.00	61.10
C10-86	125.00	175.00	317.80	60.30
C10-86	175.00	225.00	318.80	59.90
C10-86	225.00	275.00	320.50	58.40
C10-86	275.00	310.20	322.20	56.00
C10-87	3015000.00	443299.00	1600.03	594.40
C10-87	.00	15.00	.00	90.00
C10-87	15.00	40.00	234.50	89.30
C10-87	40.00	75.00	219.30	89.10
C10-87	75.00	125.00	234.50	89.30
C10-87	125.00	175.00	184.20	86.90
C10-87	175.00	225.00	188.40	86.80
C10-87	225.00	275.00	191.50	87.20
C10-87	275.00	325.00	189.90	87.00
C10-87	325.00	375.00	189.80	87.00
C10-87	375.00	425.00	193.70	87.00
C10-87	425.00	475.00	198.40	87.10
C10-87	475.00	525.00	204.10	86.90
C10-87	525.00	594.40	207.30	87.00
C10-88	3013900.00	443300.00	1579.86	529.70
C10-88	.00	15.00	.00	60.00
C10-88	15.00	40.00	.00	60.60
C10-88	40.00	75.00	.20	60.60
C10-88	75.00	125.00	2.40	61.90
C10-88	125.00	175.00	5.30	62.90
C10-88	175.00	225.00	7.00	62.70
C10-88	225.00	275.00	7.60	64.30
C10-88	275.00	325.00	9.30	62.30
C10-88	325.00	375.00	9.70	60.90
C10-88	375.00	425.00	11.20	58.50
C10-88	425.00	475.00	11.20	57.40
C10-88	475.00	515.00	11.10	54.30
C10-88	515.00	529.70	11.00	54.10
C10-89	3014500.00	443700.00	1599.79	23.50
C10-89	.00	23.50	.00	90.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-16

C10-90	3014551.00	443702.00	1599.80	862.95
C10-90	.00	15.00	.00	90.00
C10-90	15.00	40.00	304.20	89.90
C10-90	40.00	75.00	132.60	89.50
C10-90	75.00	125.00	148.40	89.80
C10-90	125.00	175.00	95.40	89.40
C10-90	175.00	225.00	321.10	89.10
C10-90	225.00	275.00	93.00	89.70
C10-90	275.00	325.00	89.60	89.60
C10-90	325.00	375.00	98.40	89.30
C10-90	375.00	425.00	87.40	89.20
C10-90	425.00	475.00	151.00	89.10
C10-90	475.00	525.00	79.90	89.40
C10-90	525.00	575.00	96.50	89.00
C10-90	575.00	625.00	102.00	88.60
C10-90	625.00	675.00	41.60	88.50
C10-90	675.00	725.00	51.90	88.80
C10-90	725.00	775.00	75.70	89.30
C10-90	775.00	825.00	78.80	88.60
C10-90	825.00	862.95	74.80	88.80
C10-91	3014109.00	443618.00	1596.16	659.85
C10-91	.00	15.00	.00	90.00
C10-91	15.00	40.00	265.20	88.90
C10-91	40.00	75.00	262.80	89.00
C10-91	75.00	125.00	256.00	88.80
C10-91	125.00	175.00	250.80	88.50
C10-91	175.00	225.00	267.80	88.40
C10-91	225.00	275.00	257.60	88.40
C10-91	275.00	325.00	249.80	88.00
C10-91	325.00	375.00	251.60	87.40
C10-91	375.00	425.00	248.90	86.90
C10-91	425.00	475.00	251.00	86.70
C10-91	475.00	526.00	259.00	86.60
C10-91	526.00	576.00	260.60	86.80
C10-91	576.00	625.00	263.60	86.40
C10-91	625.00	659.85	263.60	86.50
C10-92	3015101.00	443558.00	1594.88	936.55
C10-92	.00	15.00	.00	90.00
C10-92	15.00	40.00	283.40	87.50
C10-92	40.00	75.00	280.40	87.90
C10-92	75.00	125.00	285.60	88.00
C10-92	125.00	175.00	285.70	87.90
C10-92	175.00	225.00	287.90	88.10
C10-92	225.00	275.00	283.20	88.20
C10-92	275.00	325.00	287.20	88.40
C10-92	325.00	375.00	293.70	88.90
C10-92	375.00	425.00	284.50	89.10
C10-92	425.00	475.00	304.00	89.10
C10-92	475.00	525.00	301.60	88.60
C10-92	525.00	575.00	288.30	88.40
C10-92	575.00	625.00	285.70	88.70
C10-92	625.00	675.00	272.80	88.60
C10-92	675.00	725.00	261.30	88.50
C10-92	725.00	775.00	272.50	89.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-17

C10-92	775.00	825.00	254.00	88.40
C10-92	825.00	875.00	278.70	87.90
C10-92	875.00	918.00	257.40	88.20
C10-92	918.00	936.55	286.30	88.40
C10-93	3014998.00	443296.00	1600.04	446.90
C10-93	.00	15.00	.00	60.00
C10-93	15.00	40.00	3.90	59.60
C10-93	40.00	75.00	3.80	59.80
C10-93	75.00	125.00	5.20	59.60
C10-93	125.00	175.00	6.20	59.20
C10-93	175.00	225.00	8.00	59.00
C10-93	225.00	275.00	8.60	59.30
C10-93	275.00	325.00	11.10	58.30
C10-93	325.00	375.00	10.70	57.70
C10-93	375.00	446.90	12.90	57.00
C10-94	3011002.00	434549.00	1550.00	151.00
C10-94	.00	151.00	.00	60.00
C10-95	3013901.00	443304.00	1579.86	409.55
C10-95	.00	15.00	180.00	60.00
C10-95	15.00	40.00	185.00	61.90
C10-95	40.00	75.00	184.20	62.10
C10-95	75.00	125.00	183.70	63.20
C10-95	125.00	175.00	182.00	64.40
C10-95	175.00	225.00	181.40	65.00
C10-95	225.00	275.00	180.20	66.00
C10-95	275.00	325.00	178.50	66.40
C10-95	325.00	379.50	179.20	65.50
C10-95	379.50	409.55	182.90	66.80
C10-96	3012050.00	434650.00	1550.00	423.00
C10-96	.00	25.00	.00	90.00
C10-96	25.00	75.00	240.60	89.00
C10-96	75.00	125.00	227.20	89.60
C10-96	125.00	175.00	287.10	89.60
C10-96	175.00	225.00	223.60	88.80
C10-96	225.00	275.00	291.20	89.80
C10-96	275.00	325.00	180.70	89.60
C10-96	325.00	375.00	325.60	89.70
C10-96	375.00	423.00	249.80	89.10
C10-97	3014994.00	443299.00	1600.04	706.90
C10-97	.00	15.00	.00	60.00
C10-97	15.00	40.00	152.00	58.50
C10-97	40.00	75.00	151.20	58.50
C10-97	75.00	125.00	151.00	57.80
C10-97	125.00	175.00	151.60	57.20
C10-97	175.00	225.00	152.30	56.50
C10-97	225.00	275.00	154.30	56.30
C10-97	275.00	325.00	155.50	56.10
C10-97	325.00	375.00	156.60	55.80
C10-97	375.00	425.00	157.70	55.70
C10-97	425.00	475.00	158.20	55.30
C10-97	475.00	525.00	158.00	55.10
C10-97	525.00	600.00	158.80	55.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-18

C10-97	600.00	675.00	156.70	54.60
C10-97	675.00	706.90	157.40	53.90
C11-100	3012772.00	440570.00	1569.92	158.80
C11-100	.00	15.00	.00	90.00
C11-100	15.00	40.00	336.30	88.90
C11-100	40.00	75.00	19.60	89.50
C11-100	75.00	125.00	349.20	89.10
C11-100	125.00	154.50	42.70	89.90
C11-100	154.50	158.80	214.50	89.60
C11-101	3010358.00	436082.00	1550.00	185.30
C11-101	.00	15.00	105.00	60.00
C11-101	15.00	40.00	105.60	61.40
C11-101	40.00	75.00	105.90	61.40
C11-101	75.00	125.00	105.60	61.50
C11-101	125.00	167.50	106.70	61.50
C11-101	167.50	185.30	108.00	61.70
C11-102	3015196.00	443500.00	1599.75	602.60
C11-102	.00	15.00	.00	90.00
C11-102	15.00	40.00	247.20	88.40
C11-102	40.00	75.00	229.70	88.20
C11-102	75.00	125.00	222.80	88.10
C11-102	125.00	175.00	238.20	87.80
C11-102	175.00	225.00	236.80	88.10
C11-102	225.00	275.00	220.90	87.70
C11-102	275.00	325.00	233.80	87.70
C11-102	325.00	375.00	227.50	87.40
C11-102	375.00	425.00	242.20	87.60
C11-102	425.00	475.00	237.10	86.70
C11-102	475.00	525.00	246.80	87.40
C11-102	525.00	575.00	239.10	86.80
C11-102	575.00	602.60	235.70	86.30
C11-103	3013815.00	442796.00	1570.00	537.95
C11-103	.00	15.00	.00	60.00
C11-103	15.00	40.00	359.90	60.30
C11-103	40.00	75.00	1.10	60.70
C11-103	75.00	125.00	.80	61.40
C11-103	125.00	175.00	1.20	62.10
C11-103	175.00	225.00	1.50	62.00
C11-103	225.00	275.00	2.40	61.50
C11-103	275.00	325.00	2.70	60.20
C11-103	325.00	440.00	2.10	60.20
C11-103	440.00	537.95	1.80	60.80
C11-104	3014151.00	442806.00	1596.91	497.00
C11-104	.00	15.00	.00	60.00
C11-104	15.00	40.00	179.50	60.00
C11-104	40.00	75.00	178.70	60.40
C11-104	75.00	125.00	176.80	60.20
C11-104	125.00	175.00	177.30	61.10
C11-104	175.00	225.00	178.10	60.90
C11-104	225.00	275.00	178.50	60.50
C11-104	275.00	325.00	177.60	59.50
C11-104	325.00	375.00	178.00	58.50

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-19

C11-104	375.00	425.00	178.30	58.00
C11-104	425.00	473.50	177.60	57.50
C11-104	473.50	497.00	176.60	56.50
C11-105	3014111.00	443285.00	1599.82	437.90
C11-105	.00	15.00	.00	60.00
C11-105	15.00	40.00	.50	58.50
C11-105	40.00	75.00	1.40	58.50
C11-105	75.00	125.00	1.90	58.60
C11-105	125.00	175.00	2.70	57.90
C11-105	175.00	225.00	5.10	54.60
C11-105	225.00	275.00	5.40	56.90
C11-105	275.00	325.00	6.40	55.90
C11-105	325.00	375.00	6.50	55.20
C11-105	375.00	437.90	5.80	54.70
C11-106	3014697.00	443498.00	1600.13	392.80
C11-106	.00	25.00	.00	90.00
C11-106	25.00	75.00	277.40	88.70
C11-106	75.00	125.00	285.40	88.60
C11-106	125.00	175.00	280.10	88.60
C11-106	175.00	225.00	274.70	88.80
C11-106	225.00	275.00	277.60	88.90
C11-106	275.00	325.00	285.40	89.10
C11-106	325.00	392.80	275.10	89.50
C11-107	3015306.00	443678.00	1599.67	868.55
C11-107	.00	15.00	.00	90.00
C11-107	15.00	40.00	224.00	88.60
C11-107	40.00	75.00	216.30	88.60
C11-107	75.00	125.00	218.80	88.70
C11-107	125.00	175.00	221.00	88.50
C11-107	175.00	225.00	226.80	88.40
C11-107	225.00	275.00	222.80	87.80
C11-107	275.00	325.00	190.70	89.70
C11-107	325.00	375.00	226.10	88.20
C11-107	375.00	425.00	235.00	88.00
C11-107	425.00	475.00	1.60	88.20
C11-107	475.00	525.00	230.90	87.50
C11-107	525.00	575.00	228.40	87.40
C11-107	575.00	625.00	229.90	87.20
C11-107	625.00	675.00	317.60	86.70
C11-107	675.00	725.00	224.90	86.40
C11-107	725.00	775.00	231.00	86.10
C11-107	775.00	825.00	233.40	85.60
C11-107	825.00	868.55	232.80	85.20
C11-108	3014146.00	442809.00	1596.80	537.10
C11-108	.00	15.00	.00	60.00
C11-108	15.00	40.00	141.10	61.30
C11-108	40.00	75.00	141.20	61.20
C11-108	75.00	125.00	141.50	60.80
C11-108	125.00	175.00	140.90	63.00
C11-108	175.00	225.00	140.80	62.60
C11-108	225.00	275.00	140.00	61.60
C11-108	275.00	325.00	141.40	61.10
C11-108	325.00	375.00	140.90	61.60

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-20

C11-108	375.00	425.00	139.70	61.00
C11-108	425.00	475.00	139.50	61.30
C11-108	475.00	517.50	139.80	61.10
C11-108	517.50	537.10	140.60	60.70
C11-109	3013967.00	442778.00	1574.73	551.20
C11-109	.00	15.00	.00	60.00
C11-109	15.00	40.00	.10	60.50
C11-109	40.00	75.00	.00	61.00
C11-109	75.00	125.00	3.60	62.30
C11-109	125.00	175.00	3.00	62.40
C11-109	175.00	250.00	3.00	62.00
C11-109	250.00	325.00	.10	61.20
C11-109	325.00	375.00	8.70	61.40
C11-109	375.00	425.00	3.20	60.50
C11-109	425.00	551.20	3.20	60.70
C11-110	3014311.00	443080.00	1612.02	541.70
C11-110	.00	15.00	.00	60.00
C11-110	15.00	40.00	182.20	58.40
C11-110	40.00	75.00	182.30	57.90
C11-110	75.00	125.00	183.00	57.30
C11-110	125.00	175.00	183.80	56.80
C11-110	175.00	225.00	185.70	56.30
C11-110	225.00	275.00	186.60	57.10
C11-110	275.00	325.00	186.00	57.80
C11-110	325.00	375.00	185.50	58.10
C11-110	375.00	425.00	185.30	58.70
C11-110	425.00	475.00	184.70	59.40
C11-110	475.00	520.50	184.40	60.00
C11-110	520.50	541.70	186.50	60.40
C11-111	3014144.00	442814.00	1597.08	502.80
C11-111	.00	15.00	.00	60.00
C11-111	15.00	40.00	88.30	59.20
C11-111	40.00	75.00	89.70	59.40
C11-111	75.00	125.00	89.30	59.80
C11-111	125.00	175.00	89.00	59.90
C11-111	175.00	225.00	88.10	61.70
C11-111	225.00	275.00	88.00	61.50
C11-111	275.00	325.00	89.10	62.90
C11-111	325.00	425.00	89.10	62.00
C11-111	425.00	475.00	89.20	62.00
C11-111	475.00	502.80	91.50	62.30
C11-112	3013845.00	443075.00	1579.78	500.20
C11-112	.00	15.00	.00	60.00
C11-112	15.00	40.00	4.60	60.70
C11-112	40.00	75.00	4.60	60.20
C11-112	75.00	125.00	4.30	60.30
C11-112	125.00	175.00	3.50	61.40
C11-112	175.00	225.00	3.40	61.60
C11-112	225.00	275.00	3.70	61.40
C11-112	275.00	325.00	3.40	61.20
C11-112	325.00	375.00	2.30	61.80
C11-112	375.00	425.00	2.50	61.60
C11-112	425.00	475.00	2.20	62.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-21

C11-112	475.00	500.20	2.40	61.60
C11-113	3014768.00	443433.00	1600.10	909.30
C11-113	.00	15.00	.00	90.00
C11-113	15.00	40.00	276.90	88.90
C11-113	40.00	75.00	274.60	89.00
C11-113	75.00	125.00	274.40	89.10
C11-113	125.00	175.00	285.80	89.40
C11-113	175.00	225.00	295.60	89.40
C11-113	225.00	275.00	322.60	89.90
C11-113	275.00	325.00	306.30	89.60
C11-113	325.00	375.00	273.10	89.90
C11-113	375.00	425.00	340.80	89.50
C11-113	425.00	485.00	1.00	89.50
C11-113	485.00	535.00	123.20	89.60
C11-113	535.00	575.00	163.80	89.10
C11-113	575.00	625.00	202.70	88.10
C11-113	625.00	675.00	196.40	87.70
C11-113	675.00	725.00	181.20	88.30
C11-113	725.00	775.00	193.80	88.60
C11-113	775.00	825.00	195.90	89.70
C11-113	825.00	875.00	203.40	88.60
C11-113	875.00	909.30	141.20	88.50
C11-114	3014312.00	443080.00	1612.34	414.70
C11-114	.00	15.00	.00	90.00
C11-114	15.00	40.00	148.00	88.80
C11-114	40.00	75.00	156.10	89.30
C11-114	75.00	125.00	132.00	89.10
C11-114	125.00	175.00	46.20	89.00
C11-114	175.00	250.00	153.90	88.70
C11-114	250.00	325.00	159.60	88.60
C11-114	325.00	375.00	65.70	88.30
C11-114	375.00	414.70	112.40	89.40
C11-115	3015500.00	443698.00	1599.85	969.70
C11-115	.00	15.00	.00	90.00
C11-115	15.00	40.00	277.60	89.40
C11-115	40.00	75.00	265.20	89.20
C11-115	75.00	125.00	276.30	89.20
C11-115	125.00	175.00	289.90	89.40
C11-115	175.00	225.00	272.40	89.30
C11-115	225.00	275.00	280.30	89.30
C11-115	275.00	325.00	274.70	89.20
C11-115	325.00	375.00	295.20	89.20
C11-115	375.00	425.00	274.60	89.20
C11-115	425.00	475.00	276.80	88.80
C11-115	475.00	525.00	278.50	89.00
C11-115	525.00	575.00	270.80	88.60
C11-115	575.00	625.00	279.30	88.00
C11-115	625.00	675.00	265.60	88.10
C11-115	675.00	725.00	250.40	88.20
C11-115	725.00	775.00	274.40	88.20
C11-115	775.00	825.00	275.80	88.00
C11-115	825.00	875.00	267.40	87.90
C11-115	875.00	925.00	289.40	88.60
C11-115	925.00	969.70	298.30	87.90

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-22

C11-116	3013856.00	443201.00	1579.15	524.50
C11-116	.00	15.00	.00	90.00
C11-116	15.00	40.00	355.90	89.00
C11-116	40.00	75.00	356.00	89.20
C11-116	75.00	125.00	355.90	90.00
C11-116	125.00	175.00	281.60	89.90
C11-116	175.00	225.00	354.80	89.90
C11-116	225.00	275.00	48.00	89.30
C11-116	275.00	325.00	351.00	89.70
C11-116	325.00	375.00	354.40	89.20
C11-116	375.00	425.00	355.10	89.00
C11-116	425.00	475.00	344.40	88.70
C11-116	475.00	512.50	321.60	88.20
C11-116	512.50	524.50	355.20	89.30
C11-117	3013842.00	443073.00	1579.37	496.90
C11-117	.00	15.00	.00	90.00
C11-117	15.00	40.00	105.40	89.80
C11-117	40.00	75.00	11.10	89.80
C11-117	75.00	125.00	161.40	89.70
C11-117	125.00	175.00	120.60	89.50
C11-117	175.00	225.00	54.20	89.40
C11-117	225.00	275.00	80.10	89.20
C11-117	275.00	325.00	64.60	89.00
C11-117	325.00	375.00	90.90	89.60
C11-117	375.00	425.00	56.80	88.80
C11-117	425.00	473.50	42.00	89.60
C11-117	473.50	496.90	358.90	89.50
C11-118	3014350.00	443200.00	1630.19	455.50
C11-118	.00	15.00	.00	90.00
C11-118	15.00	40.00	322.10	89.80
C11-118	40.00	75.00	322.10	89.60
C11-118	75.00	125.00	218.90	89.70
C11-118	125.00	175.00	70.70	89.80
C11-118	175.00	225.00	330.70	89.80
C11-118	225.00	275.00	352.70	88.90
C11-118	275.00	325.00	297.60	88.70
C11-118	325.00	375.00	195.20	89.20
C11-118	375.00	425.00	202.00	89.00
C11-118	425.00	455.50	271.40	87.80
C11-119	3013858.00	443201.00	1579.27	496.90
C11-119	.00	15.00	.00	60.00
C11-119	15.00	40.00	358.80	61.10
C11-119	40.00	75.00	359.10	61.20
C11-119	75.00	125.00	2.30	60.10
C11-119	125.00	175.00	2.40	60.40
C11-119	175.00	225.00	4.30	59.80
C11-119	225.00	275.00	4.40	59.90
C11-119	275.00	325.00	7.90	57.00
C11-119	325.00	375.00	8.50	55.20
C11-119	375.00	425.00	9.40	54.00
C11-119	425.00	473.00	9.10	53.00
C11-119	473.00	496.90	9.50	52.90

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-23

C11-120	3013841.00	443073.00	1579.28	490.20
C11-120	.00	15.00	180.00	60.00
C11-120	15.00	40.00	166.10	58.10
C11-120	40.00	75.00	167.30	58.30
C11-120	75.00	125.00	167.00	58.10
C11-120	125.00	175.00	168.00	57.50
C11-120	175.00	225.00	169.20	57.00
C11-120	225.00	275.00	169.10	56.60
C11-120	275.00	325.00	169.20	56.30
C11-120	325.00	400.00	170.60	56.00
C11-120	400.00	470.00	170.70	55.00
C11-120	470.00	490.20	170.10	54.80
C11-121	3013851.00	443203.00	1578.79	452.00
C11-121	.00	15.00	180.00	60.00
C11-121	15.00	40.00	164.90	59.10
C11-121	40.00	75.00	163.30	59.70
C11-121	75.00	125.00	164.30	59.70
C11-121	125.00	175.00	164.90	59.70
C11-121	175.00	225.00	164.00	59.40
C11-121	225.00	275.00	164.50	58.90
C11-121	275.00	325.00	164.50	58.30
C11-121	325.00	375.00	165.10	57.80
C11-121	375.00	425.00	164.30	57.40
C11-121	425.00	452.00	165.30	56.50
C11-122	3015110.00	443811.00	1599.82	488.90
C11-122	.00	15.00	.00	90.00
C11-122	15.00	40.00	77.40	88.60
C11-122	40.00	75.00	185.80	89.20
C11-122	75.00	125.00	218.00	89.40
C11-122	125.00	175.00	213.20	89.10
C11-122	175.00	225.00	222.10	88.50
C11-122	225.00	275.00	230.90	88.70
C11-122	275.00	325.00	245.30	88.90
C11-122	325.00	375.00	235.00	88.50
C11-122	375.00	425.00	129.50	88.00
C11-122	425.00	469.00	194.80	88.30
C11-122	469.00	488.90	194.00	87.90
C11-123	3014870.00	443374.00	1600.04	646.50
C11-123	.00	25.00	.00	90.00
C11-123	25.00	75.00	189.90	89.50
C11-123	75.00	125.00	194.20	89.60
C11-123	125.00	175.00	94.20	89.00
C11-123	175.00	225.00	119.20	88.70
C11-123	225.00	275.00	129.50	88.00
C11-123	275.00	325.00	121.20	87.90
C11-123	325.00	375.00	114.20	87.70
C11-123	375.00	425.00	107.80	87.50
C11-123	425.00	475.00	101.30	88.30
C11-123	475.00	525.00	106.10	86.50
C11-123	525.00	575.00	106.10	86.70
C11-123	575.00	646.50	119.10	86.50
C11-124	3013754.00	442341.00	1567.70	191.50
C11-124	.00	15.00	.00	90.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-24

C11-124	15.00	40.00	114.70	88.10
C11-124	40.00	75.00	119.40	88.70
C11-124	75.00	125.00	126.30	87.50
C11-124	125.00	170.00	112.70	88.10
C11-124	170.00	191.50	107.20	88.00
C11-125	3013865.00	442342.00	1570.16	131.30
C11-125	.00	15.00	.00	90.00
C11-125	15.00	40.00	208.80	87.10
C11-125	40.00	75.00	210.00	87.30
C11-125	75.00	115.00	218.40	87.20
C11-125	115.00	131.30	205.90	87.10
C11-126	3013754.00	442341.00	1567.70	254.20
C11-126	.00	15.00	180.00	60.00
C11-126	15.00	40.00	176.10	59.60
C11-126	40.00	75.00	175.80	59.60
C11-126	75.00	125.00	176.80	59.40
C11-126	125.00	175.00	180.40	58.60
C11-126	175.00	215.00	181.10	55.70
C11-126	215.00	254.20	181.10	55.60
C11-127	3014357.00	443202.00	1630.18	537.10
C11-127	.00	15.00	180.00	60.00
C11-127	15.00	40.00	180.10	60.00
C11-127	40.00	75.00	180.90	60.20
C11-127	75.00	125.00	181.80	60.00
C11-127	125.00	175.00	179.80	60.60
C11-127	175.00	225.00	179.60	59.60
C11-127	225.00	275.00	179.70	58.30
C11-127	275.00	325.00	182.90	58.00
C11-127	325.00	375.00	181.50	56.60
C11-127	375.00	425.00	181.80	56.80
C11-127	425.00	475.00	182.30	57.30
C11-127	475.00	537.10	185.80	58.70
C11-128	3013861.00	442342.00	1570.17	189.60
C11-128	.00	15.00	.00	60.00
C11-128	15.00	40.00	355.40	59.60
C11-128	40.00	75.00	355.90	60.10
C11-128	75.00	125.00	356.30	59.80
C11-128	125.00	170.00	357.80	59.80
C11-128	170.00	189.60	357.90	59.70
C11-129	3013698.00	442303.00	1563.94	281.50
C11-129	.00	15.00	.00	90.00
C11-129	15.00	40.00	104.70	89.10
C11-129	40.00	75.00	85.10	89.70
C11-129	75.00	125.00	75.50	89.30
C11-129	125.00	175.00	22.60	89.70
C11-129	175.00	225.00	132.40	89.30
C11-129	225.00	265.00	108.20	89.50
C11-129	265.00	281.50	118.70	89.60
C11-130	3014000.00	442361.00	1568.52	181.50
C11-130	.00	15.00	.00	90.00
C11-130	15.00	40.00	238.70	89.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-25

C11-130	40.00	75.00	176.10	89.20
C11-130	75.00	125.00	200.80	88.80
C11-130	125.00	165.50	187.30	88.70
C11-130	165.50	181.50	185.00	88.20
C11-131	3015245.00	443341.00	1600.08	560.55
C11-131	.00	15.00	.00	90.00
C11-131	15.00	40.00	121.70	89.50
C11-131	40.00	75.00	46.80	88.60
C11-131	75.00	125.00	64.40	88.50
C11-131	125.00	175.00	53.90	89.60
C11-131	175.00	225.00	57.50	89.50
C11-131	225.00	275.00	106.20	89.00
C11-131	275.00	325.00	86.00	89.10
C11-131	325.00	375.00	99.50	88.70
C11-131	375.00	425.00	111.20	89.00
C11-131	425.00	475.00	60.20	88.30
C11-131	475.00	525.00	105.70	89.40
C11-131	525.00	560.55	74.40	88.50
C11-132	3013602.00	442305.00	1559.55	207.65
C11-132	.00	15.00	.00	90.00
C11-132	15.00	40.00	81.00	89.40
C11-132	40.00	75.00	78.20	89.20
C11-132	75.00	125.00	77.70	87.90
C11-132	125.00	175.00	81.40	88.00
C11-132	175.00	207.65	81.50	87.60
C11-133	3013997.00	442359.00	1568.55	35.10
C11-133	.00	35.10	.00	60.00
C11-134	3014046.00	442374.00	1566.56	130.40
C11-134	.00	15.00	.00	60.00
C11-134	15.00	40.00	3.30	61.00
C11-134	40.00	75.00	356.30	61.40
C11-134	75.00	115.00	356.00	62.20
C11-134	115.00	130.40	356.30	62.10
C11-135	3014051.00	442374.00	1566.24	118.90
C11-135	.00	15.00	.00	90.00
C11-135	15.00	40.00	208.30	87.60
C11-135	40.00	75.00	200.10	87.90
C11-135	75.00	109.00	237.70	88.40
C11-135	109.00	118.90	235.20	88.40
C11-136	3014318.00	443386.00	1629.88	531.10
C11-136	.00	25.00	.00	90.00
C11-136	25.00	75.00	225.30	87.60
C11-136	75.00	125.00	217.30	88.30
C11-136	125.00	175.00	213.40	87.80
C11-136	175.00	225.00	212.40	87.90
C11-136	225.00	275.00	205.00	87.80
C11-136	275.00	325.00	215.80	88.20
C11-136	325.00	375.00	196.80	89.00
C11-136	375.00	425.00	203.70	87.40
C11-136	425.00	475.00	210.80	88.80
C11-136	475.00	515.50	249.80	87.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-26

C11-136	515.50	531.10	245.70	87.50
C11-137	3013697.00	442231.00	1559.58	157.80
C11-137	.00	15.00	.00	90.00
C11-137	15.00	40.00	134.80	88.60
C11-137	40.00	75.00	151.70	88.50
C11-137	75.00	128.00	153.40	88.70
C11-137	128.00	157.80	158.20	89.00
C11-138	3013698.00	442996.00	1570.09	446.50
C11-138	.00	15.00	.00	90.00
C11-138	15.00	40.00	68.10	88.90
C11-138	40.00	75.00	69.30	88.70
C11-138	75.00	125.00	73.60	88.90
C11-138	125.00	175.00	61.70	88.90
C11-138	175.00	225.00	69.40	88.30
C11-138	225.00	275.00	73.40	88.40
C11-138	275.00	325.00	85.70	88.90
C11-138	325.00	375.00	25.60	88.60
C11-138	375.00	423.25	48.60	88.60
C11-138	423.25	446.50	31.10	87.80
C11-139	3014528.00	443809.00	1596.11	448.10
C11-139	.00	25.00	345.00	60.00
C11-139	25.00	75.00	343.20	61.50
C11-139	75.00	125.00	343.20	62.40
C11-139	125.00	175.00	347.30	61.40
C11-139	175.00	225.00	349.50	63.70
C11-139	225.00	275.00	348.50	61.00
C11-139	275.00	325.00	353.40	61.00
C11-139	325.00	375.00	351.40	60.80
C11-139	375.00	448.10	352.10	60.20
C11-140	3013802.00	442166.00	1559.85	120.60
C11-140	.00	25.00	.00	90.00
C11-140	25.00	75.00	200.00	89.20
C11-140	75.00	120.60	300.00	89.80
C11-141	3014906.00	443214.00	1606.50	503.70
C11-141	.00	15.00	.00	90.00
C11-141	15.00	40.00	146.10	89.80
C11-141	40.00	75.00	53.00	89.40
C11-141	75.00	125.00	350.00	89.20
C11-141	125.00	175.00	17.60	89.20
C11-141	175.00	225.00	34.60	88.90
C11-141	225.00	275.00	346.50	88.80
C11-141	275.00	325.00	346.30	89.00
C11-141	325.00	375.00	26.90	88.00
C11-141	375.00	425.00	16.80	88.00
C11-141	425.00	503.70	332.10	88.30
C11-142	3013600.00	442400.00	1559.78	300.00
C11-142	.00	15.00	.00	90.00
C11-142	15.00	40.00	343.30	89.10
C11-142	40.00	75.00	338.70	89.00
C11-142	75.00	125.00	353.40	88.60
C11-142	125.00	175.00	336.20	89.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-27

C11-142	175.00	225.00	329.00	88.40
C11-142	225.00	275.00	341.30	88.20
C11-142	275.00	300.00	329.00	88.40
C11-143	3013980.00	442205.00	1560.00	106.80
C11-143	.00	15.00	.00	90.00
C11-143	15.00	40.00	237.00	88.60
C11-143	40.00	75.00	231.00	88.00
C11-143	75.00	106.80	229.20	88.20
C11-144	3013500.00	442200.00	1559.49	184.60
C11-144	.00	75.00	.00	90.00
C11-144	75.00	167.30	68.70	89.60
C11-144	167.30	184.60	286.20	89.60
C11-145	3013500.00	442400.00	1555.84	28.00
C11-145	.00	28.00	.00	90.00
C11-146	3014526.00	443808.00	1596.11	526.60
C11-146	.00	15.00	.00	90.00
C11-146	15.00	40.00	154.70	89.70
C11-146	40.00	75.00	94.40	87.80
C11-146	75.00	125.00	245.10	88.20
C11-146	125.00	175.00	290.90	87.70
C11-146	175.00	225.00	285.60	86.80
C11-146	225.00	275.00	290.90	86.80
C11-146	275.00	325.00	295.50	87.90
C11-146	325.00	375.00	317.50	87.80
C11-146	375.00	425.00	328.50	87.50
C11-146	425.00	475.00	311.20	86.70
C11-146	475.00	526.60	352.70	86.50
C11-147	3014313.00	443401.00	1629.87	478.40
C11-147	.00	25.00	180.00	60.00
C11-147	25.00	100.00	185.20	60.10
C11-147	100.00	200.00	185.20	60.00
C11-147	200.00	275.00	185.20	58.40
C11-147	275.00	325.00	186.80	57.10
C11-147	325.00	375.00	186.50	55.50
C11-147	375.00	478.40	186.40	54.20
C11-148	3014800.00	443147.00	1610.08	470.15
C11-148	.00	15.00	.00	90.00
C11-148	15.00	40.00	307.00	89.40
C11-148	40.00	100.00	193.50	88.80
C11-148	100.00	175.00	174.40	88.50
C11-148	175.00	250.00	185.50	88.20
C11-148	250.00	325.00	155.20	88.70
C11-148	325.00	375.00	115.60	88.00
C11-148	375.00	470.15	134.10	87.40
C11-149	3013499.00	442400.00	1555.80	308.50
C11-149	.00	15.00	.00	90.00
C11-149	15.00	40.00	303.20	88.40
C11-149	40.00	75.00	303.30	88.10
C11-149	75.00	125.00	337.30	87.70
C11-149	125.00	175.00	311.10	88.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-28

C11-149	175.00	225.00	311.20	88.30
C11-149	225.00	275.00	309.80	88.70
C11-149	275.00	308.50	309.70	88.60
C11-150	3013700.00	442567.00	1559.84	352.45
C11-150	.00	15.00	.00	90.00
C11-150	15.00	40.00	74.00	89.40
C11-150	40.00	75.00	45.70	89.20
C11-150	75.00	125.00	290.20	88.20
C11-150	125.00	175.00	285.00	88.80
C11-150	175.00	225.00	279.90	89.40
C11-150	225.00	275.00	279.70	89.10
C11-150	275.00	352.45	258.60	88.40
C11-151	3013600.00	442499.00	1558.41	100.30
C11-151	.00	15.00	.00	90.00
C11-151	15.00	40.00	74.00	89.40
C11-151	40.00	100.30	45.70	89.20
C11-152	3013595.00	442495.00	1558.32	293.60
C11-152	.00	15.00	.00	90.00
C11-152	15.00	40.00	245.10	89.70
C11-152	40.00	75.00	245.00	89.60
C11-152	75.00	150.00	232.80	89.60
C11-152	150.00	225.00	232.90	89.50
C11-152	225.00	293.60	246.00	89.60
C11-153	3013700.00	442583.00	1559.84	407.60
C11-153	.00	15.00	.00	60.00
C11-153	15.00	40.00	355.80	60.70
C11-153	40.00	75.00	357.50	60.70
C11-153	75.00	150.00	357.90	61.80
C11-153	150.00	225.00	355.90	63.50
C11-153	225.00	275.00	353.60	64.50
C11-153	275.00	325.00	354.00	64.70
C11-153	325.00	378.50	355.60	65.10
C11-153	378.50	407.60	354.80	65.20
C11-154	3014321.00	443393.00	1629.88	450.40
C11-154	.00	25.00	.00	60.00
C11-154	25.00	75.00	4.00	60.80
C11-154	75.00	125.00	5.00	60.30
C11-154	125.00	175.00	4.20	59.90
C11-154	175.00	225.00	7.00	58.60
C11-154	225.00	275.00	7.80	57.80
C11-154	275.00	325.00	8.30	57.70
C11-154	325.00	375.00	7.30	57.00
C11-154	375.00	425.00	7.60	55.50
C11-154	425.00	450.40	7.70	53.80
C11-155	3013595.00	442496.00	1558.31	368.30
C11-155	.00	15.00	.00	60.00
C11-155	15.00	40.00	358.10	60.20
C11-155	40.00	75.00	356.20	61.00
C11-155	75.00	125.00	356.00	61.10
C11-155	125.00	175.00	355.50	62.50
C11-155	175.00	225.00	354.60	62.50

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-29

C11-155	225.00	275.00	352.80	63.60
C11-155	275.00	325.00	352.40	64.00
C11-155	325.00	359.00	351.80	64.60
C11-155	359.00	368.30	351.00	64.70
C11-156	3014522.00	443811.00	1595.68	827.05
C11-156	.00	15.00	165.00	60.00
C11-156	15.00	40.00	159.10	59.60
C11-156	40.00	75.00	159.00	59.00
C11-156	75.00	125.00	159.50	59.90
C11-156	125.00	175.00	156.90	60.80
C11-156	175.00	225.00	159.50	61.30
C11-156	225.00	275.00	160.10	61.40
C11-156	275.00	325.00	157.50	61.80
C11-156	325.00	375.00	160.60	61.80
C11-156	375.00	425.00	155.30	61.90
C11-156	425.00	475.00	155.20	62.00
C11-156	475.00	525.00	154.60	62.30
C11-156	525.00	575.00	154.30	62.50
C11-156	575.00	625.00	154.20	63.00
C11-156	625.00	675.00	157.50	62.60
C11-156	675.00	725.00	152.80	63.50
C11-156	725.00	775.00	153.50	62.80
C11-156	775.00	827.05	155.80	63.50
C11-157	3014310.00	443383.00	1629.88	842.60
C11-157	.00	15.00	30.00	60.00
C11-157	15.00	40.00	30.60	61.00
C11-157	40.00	75.00	30.90	60.60
C11-157	75.00	125.00	31.60	60.70
C11-157	125.00	175.00	31.90	60.90
C11-157	175.00	225.00	34.20	60.50
C11-157	225.00	275.00	35.00	60.30
C11-157	275.00	325.00	36.80	60.20
C11-157	325.00	375.00	37.60	60.70
C11-157	375.00	425.00	33.30	58.10
C11-157	425.00	475.00	36.70	57.10
C11-157	475.00	525.00	35.00	54.90
C11-157	525.00	575.00	38.50	53.40
C11-157	575.00	625.00	39.10	52.60
C11-157	625.00	675.00	35.40	52.60
C11-157	675.00	725.00	34.20	51.80
C11-157	725.00	775.00	32.60	51.10
C11-157	775.00	842.60	29.00	48.90
C11-158	3014300.00	443600.00	1599.78	521.80
C11-158	.00	15.00	.00	90.00
C11-158	15.00	40.00	18.10	88.40
C11-158	40.00	75.00	329.90	88.30
C11-158	75.00	125.00	311.00	88.40
C11-158	125.00	175.00	347.70	89.20
C11-158	175.00	225.00	344.30	88.30
C11-158	225.00	275.00	263.20	88.60
C11-158	275.00	325.00	24.50	88.80
C11-158	325.00	375.00	277.30	89.50
C11-158	375.00	425.00	339.40	88.10
C11-158	425.00	475.00	333.70	88.00

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	A-30

C11-158	475.00	521.80	315.30	87.90
C11-159	3015508.00	443505.00	1600.18	859.65
C11-159	.00	15.00	.00	90.00
C11-159	15.00	40.00	126.90	88.10
C11-159	40.00	75.00	200.00	88.80
C11-159	75.00	125.00	231.90	89.40
C11-159	125.00	175.00	217.20	88.80
C11-159	175.00	225.00	176.90	88.70
C11-159	225.00	275.00	176.70	88.90
C11-159	275.00	325.00	200.60	88.50
C11-159	325.00	375.00	238.70	89.10
C11-159	375.00	425.00	244.60	89.30
C11-159	425.00	475.00	222.40	89.00
C11-159	475.00	525.00	209.70	89.20
C11-159	525.00	575.00	247.20	89.10
C11-159	575.00	625.00	183.50	88.60
C11-159	625.00	675.00	186.20	88.40
C11-159	675.00	725.00	190.20	89.10
C11-159	725.00	775.00	99.50	88.50
C11-159	775.00	859.65	201.40	88.60
C11-160	3014300.00	443597.00	1599.78	1227.20
C11-160	.00	1227.20	.00	60.00
C11-98	3014110.00	443285.00	1599.82	526.80
C11-98	.00	15.00	.00	90.00
C11-98	15.00	40.00	105.50	89.70
C11-98	40.00	75.00	291.20	89.70
C11-98	75.00	125.00	137.40	89.60
C11-98	125.00	175.00	62.70	89.30
C11-98	175.00	225.00	103.70	88.90
C11-98	225.00	275.00	101.50	89.60
C11-98	275.00	325.00	127.80	89.60
C11-98	325.00	375.00	63.30	89.60
C11-98	375.00	425.00	127.80	89.60
C11-98	425.00	475.00	318.30	89.70
C11-98	475.00	526.80	14.50	89.40
C11-99	3013932.00	441430.00	1561.90	287.20
C11-99	.00	15.00	.00	60.00
C11-99	15.00	40.00	354.30	60.00
C11-99	40.00	75.00	354.90	59.90
C11-99	75.00	125.00	354.30	60.30
C11-99	125.00	175.00	354.40	61.50
C11-99	175.00	225.00	355.10	62.00
C11-99	225.00	268.50	355.80	62.40
C11-99	268.50	287.20	356.50	62.20

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-1

Appendix B – Composite Assay File from all news releases

Silver equivalent grade, based on assumed recoveries, is calculated using the following metal prices: silver at $15 per ounce, gold at $1,000 per ounce, zinc at 90 cents per pound, lead at 90 cents per pound and assumed recoveries (metallurgical and smelter deductions) of 70% for silver and gold and 50% for zinc and lead. Actual metal recoveries have not been determined. Summary assay intervals as reported above were selected based on a 22.64 g/T Ag equivalent cut-off over significant widths that by inspection show geochemical consistency down the hole among the 2 m sample intervals

Cordero Project Chihuahua, Mexico
Cordero core hole composites*, C09-1 through C11-160 (First resource holes) 4Aug11
Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C09-1	0	70	70	29.1	0.080	0.3	0.2	45.3
C09-2	6	88	82	31.7	0.270	0.2	0.2	60.5
C09-3	72	92	20	88.3	0.140	1.9	1.7	202.2
C09-3	184	192	8	25.4	0.560	1.5	0.3	115.0
C09-4	122	130	8	32.5	0.210	0.6	0.3	74.9
C09-5	92	244	152	80.6	0.610	1.4	1.2	198.5
C09-5(incl.)	130	202	72	150.2	1.060	2.5	2.3	359.3
C09-6	No
	significant
	intervals
C09-7	120	126	6	50.5	0.160	2.0	1.1	152.3
C09-8	190	256	66	17.3	0.020	1.5	0.1	63.1
C09-8	272	278	6	15.8	0.020	1.7	0.3	95.0
C09-8	426	434	8	87.9	0.080	3.1	1.5	227.5
C10-9	22	224	202	24.3	0.310	0.3	0.4	64.0
C10-10	4	264	260	45.8	0.340	0.4	0.6	99.0
C10-11	52	146	94	49.2	0.310	0.9	0.8	117.0
C10-11	204	230	26	18.2	0.630	0.1	0.2	69.0
C10-12	12	48	36	103.2	0.110	0.5	1.2	159.0
C10-12	62	76	14	26.0	0.150	0.3	0.4	57.0
C10-12	104	118	14	114.8	0.740	1.7	1.6	262.0
C10-12	152	184	32	39.3	0.220	0.9	0.7	100.0
C10-13	No
	significant
	intervals
C10-14	38	140	102	49.3	0.250	0.8	0.8	113.0
C10-15	10	12	2	2.2	1.790	0.2	0.0	126.1
C10-16	No
	significant
	intervals
C10-17	No
	significant
	intervals
C10-18	8	250	242	47.0	0.260	0.7	0.7	106.0

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-2

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-19	0	2	2	7.3	0.770	0.1	0.1	21.5
C10-20	No
	significant
	intervals
C10-21	No
	significant
	intervals
C10-22	12	50	38	31.3	0.220	0.8	0.4	82.0
C10-22	104	138	34	28.4	0.140	0.5	0.5	65.0
C10-23	0	16	16	112.0	0.070	0.1	0.1	121.0
C10-23	118	128	10	416.5	0.130	4.8	1.8	617.0
C10-23	148	200	52	41.1	0.060	0.9	0.6	89.0
C10-23	214	260	46	16.1	0.020	0.9	0.4	57.0
C10-23	300	416	116	49.7	0.100	1.3	0.9	122.0
C10-24	No
	significant
	intervals
C10-25	8	16	8	68.3	0.020	0.3	0.1	81.0
C10-25	72	80	8	47.6	0.060	1.3	0.6	109.0
C10-26	0	18	18	16.3	0.250	0.1	0.5	49.0
C10-26	130	158	28	67.7	0.510	0.8	0.9	154.0
C10-26	224	270	46	148.9	0.450	2.0	2.0	297.0
C10-26	284	328	44	14.6	0.240	0.4	0.3	51.0
C10-27	88	96	8	21.3	0.042	0.5	0.2	46.0
C10-27	208	248	40	22.7	0.070	0.4	0.4	50.0
C10-27	276	292	16	20.5	0.005	2.8	0.4	113.0
C10-27	310	334	24	17.9	0.022	0.3	0.3	36.0
C10-28	28	46	18	37.8	0.110	0.7	0.6	81.0
C10-28	122	192	70	70.9	0.510	1.1	1.1	168.0
C10-28	278	300	22	14.0	0.200	0.3	0.3	44.0
C10-29	70	82	12	60.6	0.490	0.6	0.4	121.0
C10-29	116	148	32	149.7	0.030	1.5	1.7	245.0
C10-29	164	182	18	10.9	0.000	1.1	0.1	44.0
C10-29	214	272	58	16.3	0.027	0.8	0.2	47.0
C10-29	288	318	30	21.7	0.028	0.3	0.1	37.0
C10-29	384	406	22	22.0	0.062	0.9	0.1	54.0
C10-30	6	20	14	16.0	0.150	0.1	0.4	40.0
C10-30	136	322	186	28.1	0.220	0.5	0.4	70.0
C10-30	340	356	16	68.7	0.230	3.0	1.6	218.0
C10-31	14	32	18	29.4	0.180	0.2	0.4	58.0
C10-31	46	128	82	27.9	0.140	0.4	0.4	58.0
C10-31	158	272	114	126.0	0.490	0.9	2.2	249.0
10-31 Incl.	186	212	26	410.1	1.060	2.9	7.1	772.0
C10-32	230	288	58	91.8	0.100	2.0	1.1	188.0
C10-33	12	58	46	21.0	0.090	0.2	0.3	40.0
C10-33	94	110	16	28.2	0.110	0.3	0.4	56.0
C10-33	124	198	74	65.9	1.040	0.8	1.3	196.0
C10-33	224	246	22	47.8	1.080	0.2	0.9	151.0
C10-33	284	328	44	21.1	0.130	0.2	0.3	44.0

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-3

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-34	16	62	46	17.2	0.070	0.4	0.2	38.0
C10-35	48	148	100	72.8	0.425	1.0	1.1	162.0
C10-35	168	202	34	33.7	0.158	0.4	0.5	70.0
C10-35	232	244	12	14.5	0.082	0.6	0.3	46.0
C10-35	324	336	12	17.4	-0.001	1.6	0.3	73.0
C10-36	0	40	40	19.6	0.122	0.1	0.2	39.0
C10-36	88	106	18	26.4	0.146	0.4	0.3	57.0
C10-37	22	30	8	47.5	0.167	0.4	0.4	82.0
C10-37	52	68	16	50.1	0.175	0.5	0.3	84.0
C10-37	94	128	34	96.7	0.370	0.9	1.4	189.0
C10-38	No
	significant
	intervals
C10-39	32	168	136	69.6	0.520	0.9	1.0	159.0
C10-39	232	274	42	22.9	0.260	0.1	0.4	55.0
C10-40	30	68	38	31.4	0.160	0.3	0.3	61.0
C10-40	92	120	28	19.5	0.166	0.4	0.2	49.0
C10-40	144	162	18	40.6	0.139	0.1	0.6	71.0
C10-40	182	236	54	111.2	0.578	0.7	1.7	220.0
C10-41	32	96	64	9.6	0.108	1.0	0.1	55.9
C10-41	172	280	108	19.7	0.019	0.8	0.3	65.6
C10-41	296	362	64	28.4	0.033	1.0	0.8	105.3
C10-41	296	466	170	17.2	0.030	0.6	0.4	62.9
C10-41	494	503.45	19.45	9.4	0.030	0.1	0.6	18.8
C10-42	6	132	126	30.4	0.184	0.5	0.4	69.0
C10-43	312	348	36	25.8	0.022	1.2	0.4	73.0
C10-44	28	66	38	55.6	0.208	0.4	0.3	90.0
C10-44	96	110	14	15.0	0.078	0.2	0.1	30.0
C10-45	0	38	38	82.4	0.036	0.1	0.1	90.0
C10-45	108	118	10	148.2	0.042	2.4	0.8	243.0
C10-46	0	16	16	26.4	0.144	0.1	0.5	51.0
C10-46	96	140	44	18.9	0.055	0.2	0.3	36.0
C10-46	158	276	118	51.0	0.397	0.4	1.0	117.0
C10-47	30	68	38	31.0	0.053	0.5	0.4	60.0
C10-48	84	96	12	64.4	0.226	1.0	0.8	134.0
C10-48	110	122	12	58.4	0.268	0.4	0.9	114.0
C10-48	280	322	42	10.5	0.004	0.7	0.2	35.0
C10-48	334	358	24	7.6	0.004	0.8	0.2	37.0
C10-48	412	436	24	10.3	0.004	1.9	0.5	80.0
C10-49	290	314	24	12.5	0.183	0.5	0.4	48.0
C10-49	356	370	14	61.3	0.062	0.4	0.3	86.0
C10-50	148	208	60	14.9	0.108	0.2	0.2	35.0
C10-50	306	322	16	11.0	0.003	0.8	0.1	40.0
C10-51	66	182	116	31.2	0.191	0.5	0.4	70.0
C10-51	250	284	34	11.1	0.010	2.2	0.3	86.0
C10-52	0	10	10	36.5	0.039	0.2	0.3	53.0
C10-52	38	120	82	30.9	0.177	0.4	0.4	64.0
C10-52	166	218	52	18.0	0.028	1.3	0.4	69.0

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-4

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-53	38	64	26	107.3	0.467	1.5	1.3	218.0
C10-53	78	108	30	18.8	0.096	0.3	0.3	41.0
C10-53	292	302	10	22.6	0.001	2.8	1.1	136.0
C10-54	46	58	12	102.6	0.180	0.6	1.3	170.0
C10-54	82	96	14	14.2	0.147	0.3	0.2	38.0
C10-54	118	166	48	39.1	0.141	0.7	0.6	86.0
C10-54	182	222	40	21.8	0.596	0.5	0.4	86.0
C10-55	74	104	30	57.7	0.335	0.8	0.8	126.0
C10-55	142	202	60	49.3	0.497	0.5	0.8	121.0
C10-55	218	240	22	11.9	0.129	0.4	0.2	39.0
C10-55	254	266	12	31.8	0.080	0.7	0.6	74.0
C10-56	2	18	16	12.7	0.101	0.2	0.2	31.0
C10-56	142	160	18	21.9	0.136	0.6	0.2	52.0
C10-57	90	196	106	35.2	0.195	0.7	0.6	86.0
C10-57	242	276	34	18.0	0.125	0.7	0.3	56.0
C10-58	2	150	148	26.0	0.094	0.2	0.3	48.0
C10-58	240	250	10	16.2	0.084	0.6	0.4	49.0
C10-58	318	336	18	13.3	0.003	1.3	0.4	63.0
C10-58	350	364	14	59.5	0.011	5.4	0.8	240.0
C10-59	14	28	14	1.7	0.040	2.4	0.0	75.0
C10-59	324	342	18	60.7	0.105	3.7	1.4	217.0
C10-60	4	104	100	31.7	0.083	0.3	0.4	58.0
C10-60	228	290	62	22.3	0.012	2.1	0.4	96.0
C10-61	12	88	76	35.8	0.121	0.6	0.4	24.5
C10-61	112	124	12	21.1	0.038	0.2	0.2	33.9
C10-61	190	206	16	14.0	0.001	1.5	0.3	67.6
C10-62	228	254	26	130.7	0.026	0.4	0.2	149.9
C10-62	270	276	6	20.8	0.021	1.6	0.6	85.3
C10-62	286	310	24	23.0	0.025	0.8	0.7	68.9
C10-62	346	382	36	10.8	0.014	1.1	0.2	49.3
C10-63	No
	significant
	intervals
C10-64	226	272	47	21.8	0.018	1.7	0.5	86.6
C10-65	No
	significant
	intervals
C10-66	78	88	10	24.0	0.012	1.4	0.1	68.2
C10-66	254	260	6	732.9	0.042	6.4	1.1	955.3
C10-66	456	474	18	4.2	0.013	1.1	0.1	39.4
C10-67	4	12	8	42.6	0.040	0.1	0.3	57.9
C10-67	58	100	42	21.6	0.191	0.3	0.3	52.3
C10-67	138	150	12	26.4	0.081	1.0	0.4	73.1
C10-67	168	178	10	8.0	0.017	0.6	0.3	33.9
C10-68	218	232	14	9.6	0.011	1.1	0.3	52.6
C10-68	244	256	12	27.6	0.026	0.7	0.6	65.3
C10-68	314	332	18	39.9	0.026	2.4	0.4	123.9
C10-68	352	366	14	27.7	0.010	1.7	0.2	83.9

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-5

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-69	No
	significant
	intervals
C10-70	56	86	30	23.3	0.107	0.3	0.2	45.0
C10-70	168	174	6	7.1	0.005	0.8	0.2	34.5
C10-70	182	194	12	8.1	-0.005	2.1	0.4	80.5
C10-71	2	6	4	367.0	0.254	0.0	1.1	416.0
C10-71	40	74	34	19.1	0.259	0.3	0.2	49.4
C10-72	166	216	50	25.1	0.014	0.7	0.6	63.6
C10-72	252	286	34	26.8	0.026	0.8	0.8	74.0
C10-72	380	394	14	19.3	0.028	0.6	0.4	52.2
C10-73	No
	significant
	intervals
C10-74	314	320	6	11.4	0.013	1.0	0.2	48.9
C10-75	No
	significant
	intervals
C10-76	No
	significant
	intervals
C10-77	4	14	10	25.5	0.035	0.2	0.2	39.4
C10-77	116	126	10	8.7	0.341	0.2	0.1	40.6
C10-77	436	450	14	21.1	0.008	2.5	0.6	110.6
C10-78	14	22	8	14.4	0.099	0.3	0.2	35.9
C10-78	30	40	10	16.3	0.062	0.1	0.1	26.6
C10-78	120	140	20	13.3	0.039	0.4	0.2	31.6
C10-78	322	330	8	2.1	0.009	1.2	0.1	37.9
C10-79	140	156	16	62.3	0.216	0.2	0.4	92.2
C10-79	172	198	26	63.3	0.271	0.5	0.9	123.1
C10-79	208	288	80	41.4	0.499	0.3	0.6	101.2
C10-79	300	310	10	25.2	0.138	0.4	0.4	58.6
C10-79	346	366	20	13.7	0.010	1.1	0.2	53.4
C10-80	176	198	22	10.7	0.048	0.6	0.2	36.2
C10-80	224	238	14	21.4	0.044	0.8	0.4	57.2
C10-80	284	324	40	12.3	0.009	1.6	0.3	67.8
C10-81	No
	significant
	intervals
C10-82	278	328	50	43.1	0.052	1.7	1.3	133.4
C10-83	180	224	44	40.1	0.570	0.2	0.5	100.2
C10-83	250	270	20	9.1	0.031	0.5	0.2	30.8
C10-84	178	224	46	34.7	0.010	2.2	0.6	117.0
C10-85	252	290	38	23.5	0.018	1.5	0.5	84.2
C10-86	No
	significant
	intervals

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-6

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C10-87	12	18	6	20.2	0.025	0.2	0.3	42.8
C10-87	44	60	16	26.3	0.012	0.8	0.5	63.6
C10-87	66	114	48	27.1	0.019	0.8	0.5	66.8
C10-87	128	252	124	26.4	0.019	0.8	0.6	67.8
C10-87	306	364	58	23.1	0.029	0.5	0.3	47.7
C10-87	524	536	12	14.8	0.018	0.3	0.2	30.2
C10-88	190	204	14	6.6	0.055	0.5	0.1	28.9
C10-89	No
	significant
	intervals
C10-90	84	108	24	25.9	0.057	0.3	0.3	44.8
C10-90	124	136	12	21.2	0.390	0.2	0.1	32.8
C10-90	166	212	46	29.6	0.049	0.4	0.2	49.2
C10-90	240	284	44	19.6	0.060	0.3	0.2	37.7
C10-90	342	354	12	21.9	0.096	0.5	0.1	45.6
C10-90	630	652	22	17.3	0.024	0.8	0.2	47.8
C10-90	664	678	14	33.9	0.032	1.9	1.3	130.4
C10-90	720	730	10	31.3	0.116	0.8	0.3	72.6
C10-91	124	136	12	21.2	0.390	0.2	0.1	56.2
C10-91	No
	significant
	intervals
C10-92	0	52	52	26.0	0.031	0.4	0.4	50.9
C10-92	104	138	34	22.1	0.021	0.4	0.4	47.4
C10-92	602	620	18	18.8	0.022	1.1	0.1	55.6
C10-92	676	694	18	7.3	0.004	1.0	0.1	37.4
C10-92	732	744	12	21.9	0.015	1.8	0.1	77.8
C10-93	82	98	16	31.5	0.047	0.2	0.4	53.6
C10-94	No
	significant
	intervals
C10-95	No
	significant
	intervals
C10-96	No
	significant
	intervals
C10-97	56	114	58	26.3	0.023	0.5	0.5	57.5
C10-97	206	220	14	37.0	0.144	0.0	0.1	51.4
C10-97	370	408	38	19.9	0.022	1.1	0.5	67.3
C10-97	460	486	26	11.3	0.036	1.0	0.2	48.1
C10-97	558	642	84	29.1	0.050	1.4	0.4	83.1
C10-97	668	692	24	17.1	0.044	0.6	0.4	48.3
C11-98	120	130	10	11.4	0.310	0.5	0.2	33.0
C11-99	No
	significant
	intervals
C11-100	No
	significant
	intervals

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-7

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-101	No
	significant
	intervals
C11-102	18	24	6	16.2	0.164	0.7	0.0	49.6
C11-102	216	338	122	22.9		0.9	0.4	62.3
C11-102	216	272	56	39.7	0.040	1.3	0.7	102.6
C11-102	292	308	16	14.7	0.030	0.6	0.2	40.6
C11-102	320	338	18	9.1	0.013	0.8	0.2	39.1
C11-102	526	532	6	26.0	0.034	1.2	0.4	76.1
C11-103	198	212	14	41.6	0.037	1.3	1.0	112.4
C11-103	262	270	8	25.4	0.015	1.1	0.5	74.0
C11-103	344	350	6	244.4	0.470	4.7	2.9	470.1
C11-104	30	42	12	41.7	0.081	1.1	0.6	96.5
C11-104	174	216	42	41.9	0.163	0.6	0.6	89.6
C11-104	328	336	8	160.9	0.067	3.2	1.7	306.1
C11-105	8	28	20	26.1	0.160	0.1	0.1	33.0
C11-105	86	94	8	51.7	0.035	3.3	1.0	176.7
C11-105	118	126	8	29.7	0.033	0.6	0.5	62.4
C11-105	226	246	20	31.9	0.104	0.9	0.5	80.3
C11-105	270	278	8	17.4	0.050	1.3	0.2	63.9
C11-105	314	364	50	97.2	0.298	3.2	1.6	259.9
C11-106	176	188	12	25.8	0.001	1.6	0.3	80.8
C11-107	28	124	96	13.5	0.021	0.3	0.2	29.6
C11-107	242	378	136	14.6	0.031	0.5	0.2	37.4
C11-107	426	508	82	18.8	0.026	1.2	0.1	57.8
C11-108	304	310	6	46.6	0.480	1.0	0.4	88.1
C11-108	360	370	10	4.5	0.007	1.7	0.1	55.0
C11-109	16	46	30	7.5	0.014	0.9	0.0	34.8
C11-109	148	184	36	42.0	0.171	0.5	0.6	85.0
C11-109	196	206	10	18.7	0.089	0.4	0.2	39.0
C11-109	274	288	14	8.6	0.240	1.2	0.3	52.4
C11-110	66	192	126	30.7	0.103	0.3	0.2	53.5
C11-110	268	292	24	11.5	0.013	0.9	0.3	47.3
C11-110	332	370	38	72.1	0.072	2.2	1.4	181.8
C11-110	464	508	44	25.2	0.036	0.6	0.5	59.9
C11-111	No
	significant
	intervals
C11-112	54	84	30	160.1	0.023	1.0	0.7	208.4
C11-113	98	118	20	15.0	0.013	0.5	0.2	36.7
C11-113	280	388	108	44.9	0.040	1.9	0.7	120.9
C11-113	416	434	18	47.2	0.048	0.5	0.4	74.0
C11-113	524	538	14	27.7	0.036	1.3	0.2	73.0
C11-113	668	696	28	13.4	0.011	0.4	0.2	31.7
C11-114	66	96	30	14.8	0.110	0.4	0.1	38.1
C11-114	202	214	12	36.7	0.057	0.6	0.4	67.1
C11-115	210	246	36	17.3	0.099	0.1	0.1	30.0
C11-115	520	574	54	17.7	0.011	0.6	0.2	42.2

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-8

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-116	No
	significant
	intervals
C11-117	No
	significant
	intervals
C11-118	72	118	46	11.9	0.043	0.3	0.1	26.4
C11-118	176	324	148	34.8	0.090	1.3	0.6	97.1
C11-118	344	456	112	49.4	0.071	1.9	1.1	142.2
C11-119	No
	significant
	intervals
C11-120	No
	significant
	intervals
C11-121	220	240	20	5.9	0.022	0.6	0.2	30.3
C11-122	No
	significant
	intervals
C11-123	20	74	54	36.1	0.109	0.9	0.2	74.5
C11-123	510	568	58	19.3	0.024	0.2	0.1	28.9
C11-124	0	132	132	38.7	0.166	0.3	0.4	68.8
C11-125	0	34	34	31.2	0.236	0.2	0.2	57.4
C11-126	0	42	42	49.9	0.274	0.5	0.4	95.6
C11-126	66	98	32	53.9	0.063	0.3	0.7	86.2
C11-127	82	120	38	23.5	0.130	0.7	0.1	55.4
C11-127	150	198	48	36.3	0.079	1.1	0.6	89.6
C11-127	220	254	34	39.4	0.038	0.4	0.4	67.7
C11-127	302	320	18	21.8	0.049	0.7	0.4	58.0
C11-127	334	342	8	48.7	0.066	1.1	0.9	112.6
C11-128	0	62	62	23.6	0.355	0.2	0.2	57.9
C11-128	0	32	32	34.5	0.607	0.2	0.3	89.6
C11-128	56	62	6	21.8	0.173	0.2	0.2	45.3
C11-129	2	32	30	102.5	0.155	0.5	0.4	138.0
C11-129	52	86	34	22.1	0.058	0.2	0.1	37.0
C11-129	188	202	14	5.3	0.023	0.8	0.1	35.3
C11-130	No
	significant
	intervals
C11-131	8	30	22	2.1	0.060	1.0	0.0	34.9
C11-131	296	326	30	23.8	0.062	0.4	0.2	46.6
C11-132	182	188	6	13.3	-0.005	2.1	0.3	82.2
C11-133	No
	significant
	intervals
C11-134	No
	significant
	intervals
C11-135	14	38	24	32.3	0.058	0.5	0.4	60.5

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-9

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-136	28	32	4	7.8	0.377	0.0	0.1	35.7
C11-136	44	62	18	26.7	0.050	0.4	0.1	45.5
C11-136	110	120	10	24.0	0.093	0.5	0.2	50.7
C11-136	160	174	14	17.3	0.038	0.7	0.2	45.3
C11-136	294	336	42	52.9	0.065	3.3	0.6	171.3
C11-136	376	400	24	61.2	0.109	2.4	1.2	174.3
C11-137	6	32	26	35.3	0.084	0.5	0.2	60.0
C11-137	120	140	20	10.7	0.012	0.9	0.2	43.9
C11-138	No
	significant
	intervals
C11-139	4	76	72	53.1	0.053	1.8	1.1	141.0
C11-139	104	110	6	189.1	0.197	6.5	2.4	461.4
C11-139	134	142	8	44.7	0.116	0.2	0.3	66.4
C11-139	238	278	40	15.2	0.024	0.5	0.2	37.4
C11-139	396	408	12	17.9	0.017	0.4	0.3	37.2
C11-140	No
	significant
	intervals
C11-141	8	74	66	21.9	0.020	0.5	0.3	48.1
C11-141	102	146	44	32.7	0.023	1.2	0.7	87.1
C11-141	154	174	20	15.8	0.025	0.7	0.3	46.5
C11-141	218	250	32	74.5	0.083	1.1	1.5	154.0
C11-141	306	336	30	17.1	0.020	0.9	0.4	56.7
C11-141	400	448	48	39.1	0.039	1.6	0.8	114.0
C11-141	462	482	20	326.7	0.109	9.3	4.9	749.5
C11-142	280	288	8	18.4	0.013	1.8	0.4	84.0
C11-143	No
	significant
	intervals
C11-144	No significant intervals
C11-145	No significant intervals
C11-146	194	218	24	38.9	0.074	1.6	0.4	103.7
C11-146	228	254	26	37.7	0.043	1.4	0.3	90.5
C11-146	458	464	6	14.8	0.020	5.5	0.0	177.5
C11-147	44	84	40	18.4	0.083	0.5	0.1	41.5
C11-147	276	290	14	55.0	0.077	1.5	0.8	128.0
C11-148	14	44	30	29.6	0.045	0.1	0.4	48.6
C11-148	92	108	16	268.0	0.258	2.3	2.3	418.1
C11-148	172	188	16	39.9	0.061	1.3	0.7	103.7
C11-148	326	336	10	34.0	0.050	0.8	0.7	79.2
C11-148	392	416	24	22.9	0.051	0.7	0.3	54.8
C11-149	No
	significant
	intervals

Levon Resource, Ltd – Cordero Project Mineral Resource Technical Report July 2011	B-10

Hole	from (m)	to (m)	length (m)	Ag (g/T)	Au (g/T)	Zn %	Pb %	Ag Eq (g/T)
C11-150	74	80	6	72.1	0.201	2.4	1.5	200.2
C11-151	No
	significant
	intervals
C11-152	No significant intervals
C11-153	No
	significant
	intervals
C11-154	54	116	62	18.0	0.105	0.7	0.1	47.6
C11-154	152	168	16	30.1	0.090	0.4	0.5	60.4
C11-154	268	288	20	96.6	0.155	0.3	0.7	137.5
C11-154	390	450.4	60.4	20.2	0.056	0.9	0.3	59.6
C11-155	78	86	8	49.5	0.090	1.0	0.9	110.7
C11-155	134	142	8	22.5	0.034	0.8	0.5	64.4
C11-155	160	172	12	74.6	0.119	2.3	0.9	186.5
C11-155	252	272	20	13.8	0.024	2.2	0.6	98.2
C11-156	98	110	12	33.1	0.047	0.9	0.7	83.2
C11-156	150	174	24	44.3	0.048	1.2	0.9	107.4
C11-156	366	274	8	10.6	0.006	0.7	0.2	38.6
C11-157	66	112	46	12.6	0.098	0.5	0.1	34.4
C11-157	208	236	28	24.3	0.108	0.2	0.1	39.7
C11-157	344	356	12	47.3	0.203	0.2	0.2	72.1
C11-157	528	558	30	9.8	0.042	0.5	0.1	31.2
C11-157	616	648	32	18.1	0.022	1.3	0.4	68.1
C11-157	682	724	42	27.7	0.053	1.4	0.6	88.8
C11-157	744	752	8	40.3	0.345	0.5	0.2	84.0
C11-158	90	154	64	25.3	0.063	1.1	0.5	76.1
C11-158	166	176	10	35.8	0.052	2.3	0.6	122.0
C11-158	202	256	54	39.7	0.095	1.9	0.5	118.5
C11-158	272	294	22	108.2	0.145	4.2	2.4	310.4
C11-158	320	330	10	51.8	0.029	0.1	0.3	66.5
C11-159	104	114	10	44.3	0.078	1.8	0.9	129.1
C11-160	116	194	78	19.1	0.040	0.6	0.2	46.8
C11-160	208	216	8	35.6	0.043	0.4	0.2	55.4
C11-160	314	322	8	22.3	0.010	1.7	0.4	84.7
C11-160	612	636	24	9.7	0.044	0.6	0.2	35.4
C11-160	666	718	52	28.9	0.021	1.1	0.6	79.3
C11-160	792	802	10	31.0	0.026	1.7	0.5	95.1
C11-160	814	824	10	109.8	0.076	1.6	0.4	173.3
C11-160	1066	1080	14	3.0	0.008	2.3	0.0	72.1

REVIEW OF CORDERO BLANK, STANDARD AND “TWIN” ASSAYS
MARCH 2011

DATA SUPPLIED

The assay data were supplied as an Excel spreadsheet listing 5,972 samples, of which 1,792 were blanks, 1,976 standards , 2,140 “twins” (1,070 pairs) and the remainder miscellaneous or undefined. Each sample was listed on a single line, with blank, standard, twin and other assays intermingled. Entries were sequential by drillhole and depth. Assays were run for a large number of elements, but only gold, silver, copper, lead and zinc are considered here.

In the absence of date information the assays were plotted relative to the drillhole sequence, so that all blank and standard assay plots will begin on the X-axis at C09-1 and end at C10-97.

RESULTS

Blanks

The results of gold, silver, copper, lead and zinc assays on 1,792 blank samples are plotted in Figure 1. The assays are dominantly low-grade, but there are a substantial number of higher-grade spikes, particularly in zinc. The larger spikes are probably be caused by mislabeled samples or keypunch errors and the smaller ones by assay departures.

FIGURE 1 – BLANK ASSAYS

1A: GOLD BLANKS (ppm)

1B: SILVER BLANKS (ppm)

20
18
16
14
12
10
8
6
4
2
0
-2
0
250
500
750
1000
1250
1500
1750
2000

1C: LEAD BLANKS (ppm)

900
800
700
600
500
400
300
200
100
0
-100
0
250
500
750
1000
1250
1500
1750
2000

1D: ZINC (ICP41) BLANKS (ppm)

1000
900
800
700
600
500
400
300
200
100
0
0
250
500
750
1000
1250
1500
1750
2000

Standard 1 (PB130)

Figure 2 shows the results of assays run on Standard 1. The recommended values of 82 ppm silver, 0.25% copper, 0.73% lead and 1.44% zinc are plotted as black lines. The X-axis analogs time, with drillhole C09-1 at the left end of the X-scale and C10-97 at the right. Fifteen of the 401 assays reported as having been run on Standard 1 were identified as mislabeled and not plotted.

2B: STANDARD 1 SILVER (ppm)

110
100
90
80
70
60
50
40
30
20
10
0
0
50
100
150
200
250
300
350
400

2C: STANDARD 1 LEAD (ppm)

9000
8000
7000
6000
5000
4000
3000
2000
1000
0
0
50
100
150
200
250
300
350
400

2D: STANDARD 1 ZINC (ICP61, percent)

1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0
50
100
150
200
250
300
350
400

The mean of the silver assays run on Standard 1 is 6% higher than the recommended grade (87 vs. 82 ppm), the lead mean is 6% lower (0.684% vs. 0.73%), the zinc mean is the same (1.44% vs. 1.44%) and the copper mean is 5% higher (0.263% vs. 0.25%). The silver, lead and copper differences are not necessarily indicative of assaying problems because it is generally not possible to establish the true grade of a standard to better than +/-5%.

Standard 2 (PB141)

Figure 3 shows the results of assays run on Standard 2. The recommended values are 173 ppm silver, 1.02% copper, 6.68% lead and 3.78% zinc. Twelve of the 355 assays reported as having been run on Standard 2 were identified as mislabeled and are not plotted.

3B: STANDARD 2 SILVER (ppm)

220
200
180
160
140
120
100
80
60
40
20
0
0
50
100
150
200
250
300
350

3C: STANDARD 2 LEAD (percent)

9
8
7
6
5
4
3
2
1
0
0
50
100
150
200
250
300
350

3D: STANDARD 2 ZINC (OG62 percent)

4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
0
50
100
150
200
250
300
350

The mean of the silver assays run on Standard 2 is 1% lower than the recommended grade (171 vs.173 ppm), the lead mean is 4% lower (6.42% vs. 6.68%), the zinc mean is 1% lower (3.73% vs. 3.78%) and the copper mean is the same (1.02% vs. 1.02%).

Standards 3 and 4

These are low-grade gold standards with recommended values of 0.121 and 0.20 ppm. As shown in Figure 4, assays on Standard 3 are reasonably consistent considering the low grade, but they average 12% higher than the recommended grade (0.135 vs. 0.121 ppm). Eleven of the 437 assays reported as having been run on Standard 3 were identified as mislabeled and are not plotted. Silver, lead, zinc and copper assays on Standards 3 and 4 show mostly background values and are also not plotted.

As shown in Figure 5, assays on Standard 4 are very consistent considering the grade, and in this case they average only 4% higher than the recommended grade (0.207 vs. 0.200 ppm). In this case 24 of the 342 assays reported as having been run on Standard 4 were identified as mislabeled and not plotted, with most of these assays apparently having been run on Standard 3.

Standard 5

Figure 6 shows the results of assays run on Standard 5. The recommended values are 25 ppm silver, 0.53% copper, 0.20% lead and 1.92% zinc. Seven of the 350 assays reported as having been run on Standard 5 were identified as mislabeled and are not plotted. Standard 5 gold assays are low and erratic and are also not plotted.

6B: STANDARD 5 LEAD (ppm)

2400
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
0
50
100
150
200
250
300
350

6C: STANDARD 5 ZINC (OG62, percent)

2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0
50
100
150
200
250
300
350

6D: STANDARD 5 COPPER (ppm)

7000
6000
5000
4000
3000
2000
1000
0
0
50
100
150
200
250
300
350

The mean of the silver assays run on Standard 5 is 2% higher than the recommended grade (25.6 vs. 25 ppm), the lead mean is the same (0.20% vs. 0.20%), the zinc mean is 1% lower (1.90% vs. 1.92%) and the copper mean is 3% higher (0.544% vs. 0.53%).

The results of the assays run on Standards 1 through 5 aree summarized in Table 1

TABLE 1
	RECOMMENDED STANDARD VALUES VERSUS ASSAY MEANS
Standard	Copper %	Lead %	Zinc %	Silver ppm	Gold ppm
1 (PB130)	0.25	0.73	1.44	82
Assay mean	0.263	0.683	1.44	87.0
% Difference	+5	-6	0	+6
2 (PB141)	1.02	6.68	3.78	173
Assay mean	1.024	6.42	3.73	171.0
% Difference	0	-4	-1	-1
3					0.121
Assay mean					0.135
% Difference					+12
4					0.20
Assay mean					0.207
% Difference					+4
5	0.53	0.20	1.92	25
Assay mean	0.544	0.200	1.90	25.6
% Difference	+3	0	-1	+2

Twins

XY scatterplots for 1,070 twinned gold, silver, copper lead and zinc assays are shown in Figure 7 (five outlier pairs are deleted). “Twin 1” is plotted on the X-axis and “Twin 2 on the Y-axis. Mean grades compare within three percent for all elements (Table 2), but according to best-fit regression lines Twin 2 is biased 5-10% high relative to Twin 1 for all elements except gold. The large amount of scatter indicates that sample preparation procedures may not be adequately homogenizing the samples.

FIGURE 7, "TWIN" ASSAYS

GOLD
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
0
0.25
0.5
0.75
1
1.25
1.5
1.75
2
SILVER
700
600
500
400
300
200
100
0
0
100
200
300
400
500
600
700
LEAD
70000
60000
50000
40000
30000
20000
10000
0
0
10000
20000
30000
40000
50000
60000
70000
ZINC
100000
80000
60000
40000
20000
0
0
20000
40000
60000
80000
100000
COPPER
6000
5000
4000
3000
2000
1000
0
0
1000
2000
3000
4000
5000
6000

TABLE 2
“TWIN” ASSAY COMPARISONS (ppm), 1,065 PAIRS
	Twin 1 Mean	Twin 2 Mean	% Difference
Gold	0.043	0.044	+1.6
Silver	9.36	9.14	-2.4
Copper	50.7	49.1	+3.3
Lead	1,367	1,368	+0.0
Zinc	2,464	2,469	+0.0